25th Anniversary

SL GREEN
REALTY CORP.

2022 Annual Report



Financial Highlights

YEARS LISTED

25

FFO PER SHARE[2]

$6.76

COMBINED REVENUES

$1.5B

TOTAL TENANTS[3]

935

ENTERPRISE VALUE[1]

$14.4B

TOTAL SQUARE FEET[4]

33.1M

ANNUAL DIVIDEND PER SHARE

$3.25

MANHATTAN PROPERTIES WITH GREEN BUILDING DESIGNATION

96.0%

MANHATTAN SAME-STORE LEASED OCCUPANCY

91.2%

TOTAL EMPLOYEES

1,179

(1) Calculated as the sum of market value of common equity, liquidation value of preferred equity/units, consolidated debt, and SLG share of unconsolidated joint venture debt
(2) Excludes non-cash fair value adjustments and gains/losses on the early extinguishment of debt
(3) Excluding residential tenants
(4) Includes interests in debt and preferred equity investments and suburban properties









MARC HOLLIDAY
Chairman & Chief Executive Officer

ANDREW W. MATHIAS
President

SL Green: 25 Years at the Forefront of Change

DEAR SHAREHOLDERS,

In September, we gathered as a company at the New York Stock Exchange to celebrate SL Green's 25th year as a publicly traded company. When we think back on a quarter-century of accomplishment, there is one theme that has defined this company from the beginning—we have always been at the forefront of change.

From our start reinventing older buildings, to becoming New York's largest owner of premier commercial properties, to pioneering a new and elevated standard for the future of work, we have always been ahead of the pack in seeing opportunity and evolving to best serve our shareholders and our city.

It is clear that we are now in another moment of significant change, as businesses rethink their office needs and cities around the world grapple with how the pandemic has changed central business districts in a way no one could have predicted. Here in New York, we were proud to join the "New New York" panel convened by Governor Hochul and Mayor Adams to chart a new course for the city's economic future and ensure it remains the most desirable place to live and work. Two conclusions from the panel stand out to us.

First, New York is resilient. This city has reinvented its economy time and time again, whether it's responding to crises like 9/11 or identifying trends to attract and accelerate the growth of new industries and sectors like technology and venture capital. We always find a way to remain a global capital, attracting the educated and diversified talent that leading and growing companies need. In times of change, there's no better place to be than here in New York City.

And second, the future of this great city relies on rethinking the arc of the workday and how we experience our central business districts (CBD), transforming them into vibrant 24/7 destinations. Our lives can no longer be neatly separated into work, leisure and entertainment, and there's an expectation that people coming into the office will have access to compelling experiences that make the trip worthwhile—before, during and after the workday.

We are bringing this same innovative approach to each of our portfolio buildings and can now definitively say that we are no longer simply an office company—we're in the recreation, hospitality and experiences business! Buildings aren't commodities anymore; it's not just about the provision of space. We have to operate our buildings like a fine luxury brand, providing the highest levels of amenity, service and trust on a daily basis.

What does that mean? Just as the CBD must become a 24/7 lifestyle product, our portfolio is evolving in the same way, impacting all aspects of the lives of our tenants and partners. Together we are innovating the future of how we work, live and entertain, all focused on a belief that people are at their best when they are physically connected in a state-of-the-art, healthy and sustainable environment.

This new approach will manifest itself in different ways in the years to come.

Across our premier portfolio of office properties, increasingly concentrated along the highly desirable Park Avenue corridor, we are providing solutions for tenants feeling their way through the new modern workplace. We are building on the successful formula we pioneered at One Vanderbilt, and are replicating at One Madison, by bringing various features of a new amenity-driven hospitality approach across our entire portfolio. Being part of the SL Green family means that tenants can expect a consistently world-class experience characterized by Michelin-starred dining and approachable food and beverage options, world-class fitness and wellness facilities, concierge services, supportive spaces and healthy environments.

We are similarly helping to reinvent New York living, creating great places for people to live at all income levels. Our recently completed 7 Dey is a model for mixed-income rental housing that we'll look to build on in future projects. At the top end of the market, this year we'll begin marketing 10 residences at the exclusive 760 Madison, in partnership with Giorgio Armani. Also this year, our partnership with Pace will bring new and much-needed student housing and academic facilities to 15 Beekman. And we are taking a lead role in the policy debate around converting office to residential where appropriate — a win/win/win for the City of New York, residents seeking affordable housing, and the office industry.

We are also continuing to diversify and expand our offerings. SUMMIT One Vanderbilt has been a massive success, both as a global tourist attraction and social media phenomenon, and we are exploring international expansion of the brand. We see an equally exciting opportunity at our 1515 Broadway property in the heart of Times Square, where we have partnered with Caesars Entertainment and Roc Nation to propose a new gaming, entertainment and hospitality destination that would bring enormous benefit to the entire neighborhood and the City as a whole.

Taken together, these actions will keep SL Green at the forefront of change, adapting to new trends, innovating, and taking advantage of this opportunity to help shape New York's next economy to ensure the City remains the most desirable place in the world.

Looking Back at 2022

Before we look ahead to 2023 and beyond, let's reflect on 2022 and all that we accomplished in continuously evolving and sometimes challenging circumstances.

The past year was one of contradictions — we executed most aspects of the business plan we set out to achieve but, nonetheless, didn't realize all of our financial goals due to a confluence of market headwinds that materialized over the course of the year. Historically rapid interest rate increases are highly disruptive to the real estate debt and equity markets; hybrid remote work is keeping day-to-day office occupancy stubbornly below pre-pandemic levels; the technology sector, which had been an engine of growth in NYC employment for nearly a decade, is taking a pause; and broader global economic uncertainty adds to a superfecta of external hurdles.

Given this environment, our achievements were truly remarkable:

• We executed to near perfection on our development and redevelopment projects, meeting our major milestones ahead of schedule and under budget, and signing big new leases at One Madison and 885 Third Avenue.

• We made several strategic acquisitions to extend our commanding presence in East Midtown and throughout the Park Avenue corridor, far and away the best performing subdistrict in Manhattan.

• We managed overall expenses to a modest 4% increase, year over year, reflective of our tight controls over property operating expenses, and were able to achieve a reduction in our G&A expense in the face of inflationary pressures on wages.

• We completed our first full year of operations at SUMMIT One Vanderbilt, New York's amazing new destination experience that is now widely regarded as a must-see attraction for locals and tourists alike.

• In just over a year since opening, we received a Michelin Star at our highly acclaimed Le Pavillon; and in September we opened Jōji, a new Japanese omakase experience underneath One Vanderbilt that has already been added to Michelin's New York Guide, indicating that Michelin is considering it for a 2023 Star rating.

• We reached new levels in our efforts to be guided by environmental, social, and governance principles that help us implement our strategy and be a responsible corporate citizen. We are proud to be Great Place To Work® certified, signifying the strength of the SL Green workplace experience.

• And, above all, we protected the balance sheet by maintaining liquidity, managing debt levels and maturities, hedging our exposure to rising rates, and solidifying our international capital relationships as we continue our transition to an asset management platform.

These results reflect the strength of our fortress holdings and the extraordinary work that the SL Green team has done over the years to narrow our focus to the very best buildings in prime locations.

Positive Indicators in 2023

There are a number of indicators and developing trends that give reason for optimism, even though last year's challenging environment has continued in the beginning of 2023.

Moderating Rates — A rapid runup in rates sent a chill through the real estate debt markets as lenders became concerned with decreasing interest coverage and refinance-ability of maturing loans. 1 Month Term SOFR, the replacement index for 1 Month LIBOR, today stands at 4.89%, up from 0.25% just one year ago! But as the core inflation numbers begin to normalize, and the labor market begins to cool, expectations, as evidenced by the forward curve, show 1 Month Term SOFR receding to 2.95% by end of 2024. Similarly, the 10-year SOFR swap rate peaked at 3.97% just 6 months ago but is already in 89 basis points, and the forward curve implies a 10-year SOFR swap rate of 2.89% by end of 2024. Clearly, moderating rates will have a positive impact on the real estate debt and equity capital markets. In the meantime, the company has hedged most of its interest rate exposure through strategic debt repayment and the use of derivative instruments like interest rate swaps and caps.

NYC Employment — The labor market in NYC has shown considerable resiliency as businesses employing office workers had erased all Covid-era losses by the end of 2022, and office using employment stood at a record 1.52 million workers, 2% higher than the beginning of 2020. There is recent evidence of higher office utilization within our portfolio as physical occupancy regularly exceeds 60% on many days of the workweek.

SL GREEN’S 25-YEAR HISTORY IN ANNUAL REPORTS


A NEW YORK STORY

Building Value

SL GREEN REALTY CORP.


SL GREEN

SL GREEN
Avenues of Opportunity

A PORTFOLIO OF OPPORTUNITY


It happens here.

SLG NYC
SOLID TO THE CORE

SLG NYC

SLGNYC

Safety—New York City is becoming safer, with crime stats heading in the right direction, including declines in overall crime and violent crime in the first few months of 2023. This is the start of a positive cycle, with more patrols on the streets and subways making people feel safer, leading to increased pedestrian activity that promotes even safer streets.

Tourism—For 2023, New York City is on track to welcome 63.3 million visitors, including more than 10.0 million international travelers. That puts projected tourism within 5% of prior record peak in 2019, a remarkable recovery.

East Side Access/Grand Central Madison—Perhaps one of the most important developments of the year is the completion of East Side Access, now known as Grand Central Madison. For the first time, Long Island commuters have direct access to Grand Central, opening East Midtown to a 1.4-million-person workforce via a new $11.0-billion terminal spanning 43rd to 48th Streets along the Park and Madison Avenue corridors.

The MTA estimates that 45% of all LIRR commuters will utilize the new terminal instead of Penn Station, bringing 160,000 people a day to our front door, where the majority of our portfolio is located. With a short, easy, safe and pleasant commute even more critical to business leaders encouraging employees to work from office, the projected 40 minutes per day or nearly 3.5 hours per week of saved commutation time is a game-changer for what was already New York City’s #1 business district.

This is the culmination of our vision for this area, which started with the East Midtown rezoning, manifested itself at One Vanderbilt and now includes the key piece of infrastructure that will help unlock the pent-up demand for new and redeveloped office space in and around Grand Central.

Our Plan for the Year

Given this context, what’s our plan for 2023?

First, we will continue to invest in our existing portfolio and our fortress balance sheet, and continue to outperform and build occupancy and de-risk in an increasingly competitive market.

With fewer companies in the market and downsizings occurring, the pressure to make buildings reflect what tenants want and need is more important than ever.

We believe that we’ve hit on a formula for success at One Vanderbilt and One Madison that has helped set us apart and will be critical as we navigate the next part of this cycle. We will take this same approach across more of our portfolio, upgrading existing buildings with the same level of amenity and hospitality we’re bringing to our new construction.

These aren’t just nice amenities for tenants—they represent leading-edge curation of experiences that attract New York’s best businesses and generate substantial incremental revenues to support the added costs of these great features.

Second, we’ll support the efforts of Governor Hochul and Mayor Adams to create a new framework for transforming obsolete office buildings into desperately needed housing in about half the time required for new construction. This effort should concentrate on the periphery of where commercial districts meet residential neighborhoods, and the blueprint must be both physically and economically feasible so as to incentivize and allow for the conversion of millions of square feet of office to residential dwellings on an expedited basis. The enabling legislation has been proposed by the Governor in her current budget that is being debated at the time of this writing. With a housing crisis impacting the City and State,



SL Green Realty Corp.
Annual Report 2005

AR/06

SL GREEN REALTY CORP.
ANNUAL REPORT 2008

INVESTED

SLG
NYC

SL GREEN

SL Green
Realty Corp.

there is broad consensus at all levels of government to make this happen, and we're hopeful of seeing real action this year.

Third, we'll continue our all-out pursuit of a full gaming license in Times Square. We believe that a world-class gaming, entertainment and hotel destination in the heart of Times Square—at our 1515 Broadway—can be the catalyst for revitalizing and reinvigorating New York's, and the world's, #1 most important tourist destination. With the support of a growing coalition of small businesses, labor, restaurants and hotels, and local residents, Caesars Palace Times Square is uniquely positioned to maximize the benefit of gaming for New York.

The last major piece of our 2023 strategy is positioning ourselves to capitalize on monumental opportunities in 2024 and beyond.

Given the global network of capital relationships we've developed, and our standing as New York City's leading real estate sharpshooter, we will be well positioned to seek out and invest in bailouts, rescues, recaps, and special servicing situations—and we will capitalize on it. Billions of dollars of new business opportunities will appear over the next 6–18 months, and we will have a significant advantage on the rest of the market. So, in looking ahead to 2024, we are optimistic about a scenario where the market right-sizes, interest rates settle, and we get off the ground capitalizing on new, attractive opportunities.

Closing: Thank You for 25 Years

As we reflect on the past 25 years, we are proud of the tremendous growth of SL Green and its impact on New York City. SL Green remains a key catalyst in the City's revitalization, investing in its future and building long-term value for our shareholders, our tenants, our employees, and our community.

Most importantly, we want to thank everyone who has helped make SL Green a success—our shareholders and partners, our extraordinary Board, the leadership of New York State and City, and especially our team. We've been incredibly lucky to have built a leadership group that has stuck together through the years, while at the same time providing opportunities for young talent to grow and take on leadership roles.

Looking ahead to the coming years, we are excited to continue forging a path for a sustainable New York City—the global capital of commerce and culture—and the world's best workforce.

New Yorkers will rally to solve the problems facing this great city, and shareholders and partners will benefit as we help reimagine New York City and take it to new heights. What we can promise you is that you are investing with the right people: we have a game plan, we will execute, there will be pockets of very significant opportunity coming out of this…and we will emerge even stronger, as we've done in the past.

Just know that we at SL Green are dedicated to always being on the forefront of innovation and change to drive value for all of our stakeholders.

Marc Holliday
Chairman & Chief Executive Officer

Andrew Mathias
President

WHERE NYC WORKS

THE PARK AVENUE CORRIDOR

Over the past several years, we have taken our primary focus on premier East Midtown properties to the next level, identifying the Park Avenue corridor as the most desirable office location in New York and perhaps the world. From 23rd Street to 57th Street, this area is unparalleled for commutability, neighborhood amenities and top-tier office product.

Leading global corporations such as IBM, Carlyle, Blackstone and Citadel have affirmed their commitment to the corridor, and JP Morgan's 2.3-million-square-foot headquarters development solidifies its desirability. This is further enhanced by the many exceptional restaurants, boutique retail, high-end residences, and luxury hotels. No other market offers a suite of amenities like this for New York City's business community, making this the ideal place to concentrate our portfolio.


COMCAST
UBS



Our dedication to the Park Avenue corridor began 25 years ago with a decision to focus our investments around Grand Central Terminal. But it was our passion and stalwart commitment to the improvement of the area via the rezoning of Midtown East that solidified our allegiance to the area and inspired the revitalization of the submarket. One Vanderbilt, our world-class development and new headquarters, was the first transformative project here, and it initiated the corridor's exciting future and resurgence.

304 PARK AVENUE SOUTH



E 22ND ST

ONE MADISON AVENUE

This image is a rendering.

11 MADISON AVENUE



100 PARK AVENUE



125 PARK AVENUE



E 24TH ST

E 41ST ST

E 42ND ST

ONE VANDERBILT

245 PARK AVENUE



This image is a rendering.

280 PARK AVENUE



In 2022, our presence expanded to include 450 Park Avenue and 245 Park Avenue, and with One Madison Avenue set for completion in 2023, SL Green is ideally positioned from the top to the bottom of this vital corridor. As companies adapt to a rapidly changing business and office landscape, there is an increased premium on the best locations, putting the Park Avenue corridor at the top of everyone's list.

E 46TH ST

E 48TH ST

10 EAST 53RD STREET



450 PARK AVENUE





625 MADISON AVENUE

E 53RD ST

E 57TH ST

E 58TH ST

HOW NYC WORKS

THE FUTURE OF THE OFFICE EXPERIENCE

Changing workplace dynamics challenged us to rethink what makes a successful office building. At One Madison Avenue, we will meet the challenge with an unprecedented amenity package, setting the standard for the future of workspace environments. Work from office isn't just about space anymore. We are providing direct access to the best in wellness, food and entertainment to maximize the experience of commuting to work. By offering safe, healthy, sustainable spaces that enable companies to build human connections and foster creativity, ingenuity and productivity, we achieve highest and best use of all spaces within the building.



This image is a rendering.

THE ENTRANCE LOBBY



This image is a rendering.

THE TENANT COMMONS

Designed to provide either a respite from the office or easy gathering places for small groups—*The Commons* is a private, tenant-only club-style retreat featuring a Daniel Boulud all-day café.



This image is a rendering.

ROOFTOP LOUNGE

An impeccably designed indoor/outdoor work/entertainment space offering sweeping city views, a landscaped patio overlooking Madison Square Park, and a curated epicurean experience by Daniel Boulud.



This image is a rendering.



This image is a rendering.

THE MARKET

On 23rd Street between Madison and Park Avenues, *The Market* is a casual culinary destination packaged in the convivial convenience of a traditional European food hall.



This image is a rendering.

STEAK BY DANIEL BOULUD

An open kitchen showcasing and celebrating the heritage and theatricality of a wood-burning grill is the centerpiece of this stylishly comfortable and refined steakhouse on Park Avenue South.



CHELSEA PIERS FITNESS

With unrivaled space and activities, this state-of-the-art facility delivers inspired fitness, sports and wellness from New York City's premier health and hospitality brand.

SL GREEN
HOSPITALITY

Leading tenants now expect an office experience that combines the best service and amenities to create an experience more akin to the best restaurants, hotels and entertainment venues. In short, we are now in the hospitality business and are embracing our role, providing exceptional attention to detail in an extraordinary environment featuring elevated food and beverage offerings.

We innovated this strategy at One Vanderbilt, fully integrating a hotel ambiance with a superior amenity program. From the base of the building to its very top — users are surrounded by a thoughtful, refined elegance that flows effortlessly from space to space, and we are taking the steps to ensure the program is experienced throughout the portfolio.



ALTUS SUITES

For the leading corporations of the future, the sophisticatedly designed, fully furnished turnkey-ready suites inspire intellect and ingenuity—delivering companies to their next level.



LA TERRACE

The highly-crafted architectural design inside elevates the casual atmosphere, while the expansive outdoor terrace refreshes and energizes all who step out above Vanderbilt Plaza.



SUMMIT ONE VANDERBILT

Blending elements of art, technology, architecture, and thrill—the world's most immersive observatory and cultural experience is a globally recognized success that energizes the imagination and provides an unparalleled way to see New York City for visitors and locals alike.

>1.7M
VISITORS

>$100M
ANNUAL REVENUE

LE PAVILLON

Lush gardens and olive trees set a serene mood at this Michelin-starred restaurant where tenants, tourists, and local connoisseurs celebrate seasonal freshness and culinary refinement.







JŌJI

Nestled beneath the lobby of One Vanderbilt is the height of Japanese cuisine in an exclusive and hidden setting. At New York City's newest omakase destination, chef and sommelier unite to curate a culinary journey for every guest.

HOW NYC LIVES

CONNECTING TO ALL NEW YORKERS

This image is a rendering.

If given the chance to drive our city forward and make a positive impact, we will, especially for the people of New York City. This is our home, and its residents are our neighbors.

As with commercial office, residential submarkets have their needs and personalities, and our developments are tailored to enhance communities and exceed residents' expectations. Working collaboratively with City and State elected officials, we will continue to do our part to deliver high-quality housing options that respond to strategic areas of demand. Whether that's building new multifamily residences that seamlessly incorporate affordable homes, as we've done at 7 Dey Street, or building new luxury condominiums, like 760 Madison Avenue.

While New York City continues to grapple with a shortage of available housing, we believe it is essential for us to partner with the City and support Mayor Adams' housing initiatives. Together, we are confident we will create new solutions that positively impact the lives of New Yorkers.



This image is a rendering.

7 DEY STREET

High design and affordability unite downtown at 7 Dey Street—a modern glass tower that is the neighborhood's first development built under the Affordable New York Housing Program. With quality of life at the forefront, we focused on convenience, health and wellness, and entertainment. Living spaces offer stylish high-end finishes and sun-drenching wall-to-wall windows, while the amenity package meets the everyday live/work/play needs of on-the-move New Yorkers.

This image is a rendering.



This image is a rendering.

760 MADISON AVENUE

At 760 Madison Avenue, we have partnered with Giorgio Armani on an ultra-exclusive 10-unit condominium development and new retail flagship for the famed designer. The terracotta-clad new construction was designed by renowned architectural firm COOKFOX with bespoke interiors by Giorgio Armani himself. The Giorgio Armani Residences are being crafted with exceptional attention to detail and a carefully curated sense of style, with each home embracing the quiet confidence and classic elegance that define the neighborhood and exemplify the finest in luxury living. Moments from Central Park and situated among the most iconic cultural institutions, designer flagship boutiques, and restaurants, this development is impeccably refined and uncommonly private, designed for the most discerning of buyers.



This image is a rendering.

A BETTER TIMES SQUARE

New York City has the once-in-a-lifetime opportunity to take Times Square — the world's top tourist destination and a major economic engine for New York — to the next level.

SL Green, in partnership with Caesars Entertainment and Roc Nation, is pursuing a license to bring a world-class gaming and entertainment facility to our property at 1515 Broadway. The project, *Caesars Palace Times Square*, would convert the existing office building into a stylish luxury hotel and gaming facility — the first-ever venue for full gaming including live tables in Manhattan.

Times Square is the ultimate entertainment destination and the obvious choice for New York State's newest gaming destination. No other location provides the public transit access, tourist base, and retail and dining options of Times Square. As longtime owners and developers in Midtown, we believe that no company is better positioned to bring live gaming to this iconic global destination.

We are in conversation with the community, residents, and local businesses to outline our shared vision for Times Square's future. And we're not alone in this effort, either. We're honored to be working with a broad coalition of local stores, restaurants, hotels, bars, and labor unions — including Actors' Equity — who support our proposal. Melba's in Harlem and the New York State Latino Restaurant, Bar & Lounge Association have also joined our efforts — because New Yorkers know that what is good for Times Square is good for all in our great city.



Rendering by MOTIV.



Rendering by Binyan Studios.



Times Square has been called the **"Crossroads of the World,"** but it is the crossroads of the Manhattan economy, as well. A vibrant and thriving Times Square is crucial to New York's future. We believe that **Caesars Palace Times Square** can be a cornerstone of that future.



Rendering by Binyan Studios.

ACCOLADES IN **SUSTAINABILITY**

AWARDS/ACHIEVEMENTS

SOCIAL

 Mayor's Fund to Advance NYC 2022 Employer of the Year

 Great Place to Work® Certified

 Recruitment Partnership with Workplace Diversity

 NYC Service Mayoral Service Recognition Participant

ENVIRONMENTAL

 ENERGY STAR Partner of the Year —Sustained Excellence

 Validated Science-Based Targets with SBTi

 FTSE4Good Index Constituent

 Green Lease Leaders, Platinum

 GRESB Top 20% of Participants

 CDP Highest Scoring Office REIT

ESG

 State Street Global Advisors R-Factor™ Outperformer

 Sustainalytics' 2023 Top-Rated ESG Companies List

 2023 S&P Global Sustainability Yearbook Member

 Top 10% in ISS Corporate ESG Performance

 Refinitiv Top 25% of all Residential & Commercial REITs

 Bloomberg Top 10 ESG Disclosure Score Among Russell 1000 Index REITs

NEW YORK CITY'S SUMMER YOUTH EMPLOYMENT PROGRAM (SYEP) AND LADDERS FOR LEADERS

SL Green partnered with the City to host 22 minority youth interns. Each intern worked in eight unique roles at SL Green and SUMMIT One Vanderbilt and attended presentations from senior leaders in operations, construction, technology, finance, and SUMMIT. Our interns also participated in workshops on workplace professionalism, nutrition and wellness, and college readiness, with the support of nonprofit organizations including Dress for Success and That Suits You. In recognition of our contributions to SYEP, SL Green was awarded *2022 Employer of the Year* by the Mayor's Fund to Advance NYC.



Community Involvement

Our most important responsibility as New York City's largest commercial office owner is engaging with our local community. As a homegrown company, we share in the vision of building a greater New York, so we make it a priority to enhance our city through volunteerism and philanthropy.

FOOD1ST

SL Green is committed to alleviating food insecurity in New York City. Born out of the COVID-19 pandemic, Food1st was established by SL Green to provide meals to emergency service workers and vulnerable populations throughout the city. Since its inception, Food1st has made a significant impact on the community and continues to be a resource to our fellow New Yorkers.

1M
MEALS
DELIVERED

40+
KITCHENS
ACTIVATED

300+
LOCATIONS
SERVED

$7,000,000
RAISED SINCE 2020



SUMMIT FOUNDATION

SL Green aspires to create an engaged community and make philanthropy a central part of our experience. One percent of gross ticket sales at SUMMIT are reinvested in the community through the SUMMIT Foundation, working with New York-focused charities and organizations to change the world for the better.

Learn more at *www.summitov.com/impact*

MENTORSHIP PROGRAM

SL Green partnered with the Governor's Committee on Scholastic Achievement (GCSA) and hosted 10th-grade high school students from the local community and paired them with a member to foster self-confidence and provide better access to post-secondary educational and career opportunities.

SL Green's 25-Year History

CURRENT AND PREVIOUS HOLDINGS

SL Green's unrivaled presence includes more than 124 million square feet of ownership and investments in Manhattan.



14TH STREET

23RD STREET

34TH STREET

42ND STREET

50TH STREET

57TH STREET

59TH STREET

65TH STREET

SECOND AVENUE

THIRD AVENUE

LEXINGTON AVENUE

PARK AVENUE

MADISON AVENUE

FIFTH AVENUE

NOTE: Data as of 12.31.22; Only Manhattan properties represented on map and in table
(1) Includes Green Loan Services and CMBS bonds held by Belmont Insurance Company



		Number of Properties	Square Feet (in Millions)
	SLG Owned Assets	45	28.9
	SLG Current DPE[1]	13	7.6
		58	**36.5**
	SLG Prior Assets	77	25.8
	SLG Prior DPE[1]	103	61.8
	TOTAL	**238**	**124.1**

14TH STREET

23RD STREET

34TH STREET

42ND STREET

50TH STREET

57TH STREET

66TH STREET

SIXTH AVENUE

SEVENTH AVENUE

CENTRAL PARK SOUTH

CENTRAL PARK WEST

BROADWAY

NINTH AVENUE

TENTH AVENUE

SL Green Portfolio

	Properties (As of December 31, 2022)	Ownership Interest (%)	Submarket	Ownership	Square Feet[1]	Occupancy (%)
	OFFICE PROPERTIES					
1	One Vanderbilt Avenue	71.0	Grand Central	Fee Interest	1,657,198	96.8
2	2 Herald Square	51.0	Herald Square	Leasehold Interest	369,000	84.6
3	10 East 53rd Street	55.0	Plaza District	Fee Interest	354,300	96.0
4	11 Madison Avenue	60.0	Park Avenue South	Fee Interest	2,314,000	96.4
5	100 Church Street	100.0	Downtown	Fee Interest	1,047,500	90.3
6	100 Park Avenue	50.0	Grand Central South	Fee Interest	834,000	84.2
7	110 Greene Street	100.0	Soho	Fee Interest	223,600	86.1
8	125 Park Avenue	100.0	Grand Central	Fee Interest	604,245	95.7
9	220 East 42nd Street	51.0	Grand Central	Fee Interest	1,135,000	92.6
10	245 Park Avenue	100.0	Park Avenue	Fee Interest	1,782,793	83.9
11	280 Park Avenue	50.0	Park Avenue	Fee Interest	1,219,158	95.9
12	304 Park Avenue South	100.0	Midtown South	Fee Interest	215,000	100.0
13	420 Lexington Avenue (Graybar)	100.0	Grand Central North	Leasehold Interest	1,188,000	85.0
14	450 Park Avenue	25.1	Park Avenue	Fee Interest	337,000	79.8
15	461 Fifth Avenue	100.0	Midtown	Fee Interest	200,000	77.1
16	485 Lexington Avenue	100.0	Grand Central North	Fee Interest	921,000	76.6
17	555 West 57th Street	100.0	Midtown West	Fee Interest	941,000	96.8
18	711 Third Avenue	100.0[2]	Grand Central North	Leasehold Interest[2]	524,000	94.7
19	800 Third Avenue	60.5	Grand Central North	Fee Interest	526,000	84.2
20	810 Seventh Avenue	100.0	Times Square	Fee Interest	692,000	86.5
21	919 Third Avenue	51.0	Grand Central North	Fee Interest	1,454,000	99.9
22	1185 Avenue of the Americas	100.0	Rockefeller Center	Leasehold Interest	1,062,000	69.3
23	1350 Avenue of the Americas	100.0	Rockefeller Center	Fee Interest	562,000	88.1
24	1515 Broadway	56.9	Times Square	Fee Interest	1,750,000	99.7
25	Worldwide Plaza	25.0	Westside	Fee Interest	2,048,725	91.7
	SUBTOTAL				**23,961,519**	
	RETAIL PROPERTIES					
26	11 West 34th Street	30.0	Herald Square/Penn Station	Fee Interest	17,150	100.0
27	21 East 66th Street	32.3	Plaza District	Fee Interest	13,069	100.0
28	85 Fifth Avenue	36.3	Midtown South	Fee Interest	12,946	100.0
29	115 Spring Street	51.0	Soho	Fee Interest	5,218	100.0
30	121 Greene Street	50.0	Soho	Fee Interest	7,131	100.0
31	650 Fifth Avenue	50.0	Plaza District	Leasehold Interest	69,214	100.0
32	690 Madison Avenue	100.0	Plaza District	Fee Interest	7,848	100.0
33	717 Fifth Avenue	10.9	Midtown/Plaza District	Fee Interest	119,550	90.4
34	719 Seventh Avenue	75.0	Times Square	Fee Interest	10,040	—
35	1552–1560 Broadway	50.0	Times Square	Fee Interest	57,718	88.3
	SUBTOTAL				**319,884**	
	DEVELOPMENT / REDEVELOPMENT					
36	5 Times Square	31.6	Times Square	Leasehold Interest	1,127,931	22.5
37	19 East 65th Street	100.0	Plaza District	Fee Interest	14,639	5.5
38	185 Broadway	100.0	Lower Manhattan	Fee Interest	50,206	25.9
39	625 Madison Avenue	100.0	Plaza District	Leasehold Interest	563,000	18.1
40	750 Third Avenue	100.0	Grand Central North	Fee Interest	780,000	24.0
41	885 Third Avenue	100.0	Midtown/Plaza District	Fee/Leasehold Interest	218,796	76.5
	SUBTOTAL				**2,754,572**	
	CONSTRUCTION IN PROGRESS					
42	15 Beekman	20.0	Lower Manhattan	Leasehold Interest	221,884	N/A
43	One Madison Avenue	25.5	Park Avenue South	Fee Interest	1,396,426	N/A
44	760 Madison Avenue	100.0	Plaza District	Fee Interest	58,574	N/A
	SUBTOTAL				**1,676,884**	
	RESIDENTIAL PROPERTIES					
45	7 Dey Street	100.0	Lower Manhattan	Fee Interest	140,382	89.5
	SUBTOTAL				**140,382**	
	NEW YORK CITY GRAND TOTAL				**28,853,241**	
	SUBURBAN PORTFOLIO					
	Landmark Square	100.0	Stamford, Connecticut	Fee Interest	862,800	79.3
	SUBURBAN GRAND TOTAL				**862,800**	
	TOTAL PORTFOLIO				**29,716,041**	

(1) Square Feet—Represents the rentable square footage at the time the property was acquired
(2) The Company owns 50% of the fee interest

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SL Green Realty Corp., which is referred to as SL Green or the Company, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Company is a self-managed real estate investment trust, or REIT, engaged in the acquisition, development, redevelopment, repositioning, ownership, management and operation of commercial real estate properties, principally office properties, located in the New York metropolitan area, principally Manhattan. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in Item 8 of this Annual Report on Form 10-K. A discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 is included in Part II, Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 18, 2022, and is incorporated by reference into this Annual Report on Form 10-K.

Leasing and Operating

As of December 31, 2022, our same-store Manhattan office property occupancy inclusive of leases signed but not commenced, was 91.2% compared to 93.0% as of December 31, 2021. We signed office leases in Manhattan encompassing approximately 2.1 million square feet, of which approximately 0.8 million square feet represented office leases that replaced previously occupied space.

According to Cushman & Wakefield, leasing activity in Manhattan improved significantly in 2022 totaling approximately 24.3 million square feet. Of the total 2022 leasing activity in Manhattan, the Midtown submarket accounted for approximately 16.5 million square feet, or approximately 67.9%. Manhattan's overall office vacancy went from 20.4% as of December 31, 2021 to 22.2% as of December 31, 2022. Overall average asking rents in Manhattan increased in 2022 by 2.8% from $69.67 per square foot as of December 31, 2021 to $71.62 per square foot as of December 31, 2022, while Manhattan Class A asking rents increased to $78.72 per square foot, up 3.2% from $76.29 as of December 31, 2021.

Acquisition and Disposition Activity

Overall Manhattan sales volume increased by 10.2% in 2022 to $23.0 billion as compared to $20.9 billion in 2021. In 2022, we continued to dispose of properties that were considered non-core or had a more limited growth trajectory, raising efficiently priced capital that was used primarily for debt reduction. During the year, we closed on the sales of all or a portion of our interests in 707 Eleventh Avenue, 1080 Amsterdam Avenue, the Stonehenge Portfolio, 1591-1597 Broadway, 609 Fifth Avenue and 885 Third Avenue - Office Condominium Units for total gross valuations of $660.6 million, generating net proceeds to the Company of $582.5 million.

Debt and Preferred Equity

In 2021 and 2022, in our debt and preferred equity portfolio we continued to focus on underwriting financings for owners, acquirers or developers of properties in New York City. At the same time, we selectively sold certain investments, some investments were repaid, and we converted some investments into equity ownership, the proceeds of which were utilized to repurchase shares of common stock or for debt repayment. Our investment strategy provides us with the opportunity to fill a need for additional debt financing, while achieving attractive risk adjusted returns to us on the investments and receiving a significant amount of additional information on the New York City real estate market. During 2022, our debt and preferred equity activities included funding of $100.5 million, inclusive of advances under future funding obligations, discount and fee amortization, and paid-in-kind interest, net of premium amortization, and $565.9 million of sales, redemptions and participations.

For descriptions of significant activities in 2022, refer to "Part I, Item 1. Business - Highlights from 2022."

Highlights from 2022

Our significant achievements from 2022 included:

Leasing

- Signed 141 Manhattan office leases covering approximately 2.1 million square feet.

- Signed a new lease with Franklin Templeton for 347,474 square feet at One Madison Avenue.

- Signed a renewal and expansion lease with Kinney Systems, Inc. for 64,926 square feet at 555 West 57th Street.

- Signed a new lease with International Business Machines Corporation ("IBM") for 328,000 square feet at One Madison Avenue.

- Signed a new lease with a global information services company for 236,026 square feet at 100 Park Avenue.

- Signed a lease renewal with UN Women for 85,522 square feet at 220 East 42nd Street.

Acquisitions

- Closed on the acquisition of 245 Park Avenue at a gross asset valuation of $2.0 billion. The Company previously had a preferred equity investment in the property with a book value of $195.6 million.

- Converted the previous mezzanine debt investment in 5 Times Square to a 31.55% common equity interest. The Company's mezzanine debt investment in the property had a book value of $139.1 million.

- Closed on the acquisition of 450 Park Avenue for $445.0 million in a newly formed joint venture. The Company retained a 25.1% in the property.

Dispositions

- Together with our joint venture partner, entered into an agreement to sell the retail condominiums at 121 Greene Street for a gross sales price of $14.0 million. The transaction is expected to close in the first quarter of 2023.

- Closed on the sale of 414,317 square feet of office leasehold condominium units at 885 Third Avenue for total consideration of $300.4 million. The Company retained the remaining 218,796 square feet of the building.

- Closed on the sale of the vacant office condominium at 609 Fifth Avenue for a gross sales price of $100.5 million.

- Conveyed 1591-1597 Broadway for a gross sales price of $121.0 million.

- Together with our joint venture partner, closed on the sale of 1080 Amsterdam Avenue for a gross sales price of $42.5 million. Simultaneously, the Company sold its remaining interests in the Stonehenge portfolio for gross consideration of $1.0 million.

- Closed on the sale of 707 Eleventh Avenue for a gross sales price of $95.0 million.

Finance

- Closed on a new $400.0 million corporate unsecured term loan facility. The facility matures in April 2024, as fully extended. In January 2023, the facility was increased by $25.0 million to $425.0 million.

- Refinanced the mortgage loan on 100 Church Street. The new $370.0 million mortgage loan, which replaced the previous $197.8 million mortgage, has a term of up to 5 years and bears interest at a floating rate of 2.00% over Term SOFR.

- Executed $2.9 billion of LIBOR or SOFR swaps and caps to mitigate the effect of rising interest rates. As a result of executed derivatives, the Company's share of net floating rate debt exposure was reduced to $1.1 billion, equating to 9.1% of total combined debt, as of December 31, 2022.

Debt and Preferred Equity Investments

- Funded $100.5 million in debt and preferred equity investments, inclusive of advances under future funding obligations, discount and fee amortization, and paid-in-kind interest, net of premium amortization, and recorded $565.9 million of proceeds from sales, repayments and participations.

Corporate

- Repurchased 2.0 million shares of our common stock and redeemed 0.8 million units of our Operating Partnership under our $3.5 billion share repurchase program at an average price of $70.24 per share. From program inception through December 31, 2022, we have repurchased a total of 36.1 million shares of our common stock and redeemed 2.6 million units of our Operating Partnership under the program at an average price of $87.51 per share.

As of December 31, 2022, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

		Consolidated		Unconsolidated		Total		
Location	Property Type	Number of Properties	Approximate Square Feet	Number of Properties	Approximate Square Feet	Number of Properties	Approximate Square Feet	Weighted Average Occupancy(1)
Commercial:								
Manhattan	Office	13	9,963,138	12	13,998,381	25	23,961,519	90.7 %
	Retail	2	17,888	9	301,996	11	319,884	91.2 %
	Development/ Redevelopment (1)	5	1,685,215	3	2,746,241	8	4,431,456	N/A
		20	11,666,241	24	17,046,618	44	28,712,859	90.7 %
Suburban	Office	7	862,800	—	—	7	862,800	79.3 %
Total commercial properties		27	12,529,041	24	17,046,618	51	29,575,659	90.3 %
Residential:								
Manhattan	Residential (2)	1	140,382	—	—	1	140,382	89.5 %
Total portfolio		28	12,669,423	24	17,046,618	52	29,716,041	90.3 %

(1) The weighted average occupancy for commercial properties represents the total occupied square feet divided by total square footage at acquisition. The weighted average occupancy for residential properties represents the total occupied units divided by total available units. Properties under construction are not included in the calculation of weighted average occupancy.

(2) As of December 31, 2022, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet (unaudited) of residential space and approximately 50,206 square feet (unaudited) of office and retail space. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2022, we also managed one office building owned by a third party encompassing approximately 0.3 million square feet, and held debt and preferred equity investments with a book value of $623.3 million, excluding debt and preferred equity investments and other financing receivables totaling $8.5 million that are included in balance sheet line items other than the Debt and preferred equity investments line item.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major investments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity by allocating the purchase price, including transaction costs, at their respective fair values on the acquisition date.

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases.

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed involves subjectivity as the allocations are based on an analysis of the respective fair values. In determining the fair value of the real estate acquired, the Company will use a third-party valuation which primarily utilizes cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. We assess fair value of the acquired leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The determined and allocated fair values to the real estate acquired will affect the amount of depreciation and amortization we record over the respective estimated useful lives or term of the lease.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if i) the lease transfers ownership of the asset at the end of the lease term, ii) the lease grants an option to purchase the asset that we are reasonably certain to exercise, iii) the lease term is for a major part of the remaining economic life of the asset, or iv) the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy and capitalize only those costs associated with the portions under construction.

On a periodic basis, we assess whether there are any indications that the value of our real estate properties may be impaired or that their carrying value may not be recoverable. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with ASC 820. We assess for impairment indicators based on factors such as, among other things, market conditions, occupancy rates, rental payment collections, and operating performance of the asset. If indicators of impairment are present, we evaluate real estate investments for potential impairment primarily utilizing cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts.

We also evaluate our real estate properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded. See Note 4, "Properties Held for Sale and Dispositions."

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. Unless we are determined to be the primary beneficiary in a VIE, these participating rights preclude us from consolidating these VIE entities. Determining control of the entities can be subjective in assessing which activities of the joint venture most significantly impact the economic performance and whether the rights of the joint venture partner are protective or participating. In making this determination, any new or amended joint venture agreement is assessed by the Company for the activities that most significantly impact the joint venture's economic performance based on the business purpose and design of the venture. We assess the rights that are conveyed to us in the agreement and evaluate whether we are provided with participating or protective rights over the activities that most significantly impact the entity's economic performance. We also assess the rights of our joint venture partner. Such participating rights include, among other things, the right to approve/amend the annual budget, leasing of the property to a significant tenant, and approval of tax returns and auditors. If our joint venture partner has substantive participating rights and we are determined not to be the primary beneficiary, we do not consolidate the entity.

These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases for tenant space, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint ventures' actual and projected cash flows. We do not believe that the values of any of our equity investments were impaired as of December 31, 2022.

We may originate loans for real estate acquisition, development and construction ("ADC loans") where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Lease Classification

Lease classification for leases under which the Company is the lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Revenue Recognition

Rental revenue for operating leases is recognized on a straight-line basis over the term of the lease and we have determined that the collectability of substantially all of the lease payments are probable. If collectability of substantially all of the lease payments is assessed as not probably, rental revenue is recognized only upon actual receipt. The Company assesses the probability of collecting substantially all payments under its leases based on multiple factors, including, among other things, payment history of the lessee, the credit rating of the lessee, historical operations and trends within the lessee's industry, current and future economic conditions. If collectability of substantially all of the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current-period adjustment to rental revenue. A subsequent change in the assessment of collectability to probable may result in a current-period adjustment to rental revenue for any difference between the rental revenue that would have been recognized if collectability had always been assessed as probable and the rental revenue recognized to date.

Rental revenue recognition commences when the leased space is available for its intended use by the lessee. To determine whether the leased space is available for its intended use by the lessee, management evaluates whether we are the owner of tenant improvements for accounting purposes or the tenant is. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the consolidated balance sheets.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and certain operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in certain building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) are typically provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours. These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

Rental revenue is recognized if collectability is probable. If collectability of substantially all of the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current-period adjustment to rental revenue. A subsequent change in the assessment of collectability to probable may result in a current-period adjustment to rental revenue for any difference between the rental revenue that would have been recognized if collectability had always been assessed as probable and the rental revenue recognized to date.

The Company provides its tenants with certain customary services for lease contracts such as common area maintenance and general security. We have elected to combine the non-lease components with the lease components of our operating lease agreements and account for them as a single lease component in accordance with ASC 842.

We record a gain or loss on sale of real estate assets when we no longer have a controlling financial interest in the entity owning the real estate, a contract exists with a third party and that third party has control of the assets acquired.

Investment income on debt and preferred equity investments is accrued based on the contractual terms of the instruments and when it is deemed collectible. Some debt and preferred equity investments provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest is collectible. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

The Company assesses the probability of a borrower's ability to repay the debt and preferred equity investment similar to the factors noted above. We consider a debt and preferred equity investment to be past due when amounts contractually due have not been paid. Debt and preferred equity investments are placed on a non-accrual status at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest income becomes doubtful. Interest income recognition is resumed on any debt or preferred equity investment that is on non-accrual status when such debt or preferred equity investment becomes contractually current and performance is demonstrated to be resumed.

Deferred origination fees, original issue discounts and loan origination costs, if any, are recognized as an adjustment to interest income over the terms of the related investments using the effective interest method. Fees received in connection with loan commitments are also deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Discounts or premiums associated with the purchase of loans are amortized or accreted into interest income as a yield adjustment on the effective interest method based on expected cash flows through the expected maturity date of the related investment. If we purchase a debt or preferred equity investment at a discount, intend to hold it until maturity and expect to recover the full value of the investment, we accrete the discount into income as an adjustment to yield over the term of the investment. If we purchase a debt or preferred equity investment at a discount with the intention of foreclosing on the collateral, we do not accrete the discount. For debt investments acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted. Anticipated exit fees, the collection of which is expected, are also recognized over the term of the loan as an adjustment to yield.

We consider a debt and preferred equity investment to be past due when amounts contractually due have not been paid. Debt and preferred equity investments are placed on a non-accrual status when, in the opinion of management, a full recovery of interest income becomes doubtful. Interest income recognition is resumed on any debt or preferred equity investment when the performance of such non-accrual debt or preferred equity investment is demonstrated to be resumed.

We may syndicate a portion of the loans that we originate or sell the loans individually. When a transaction meets the criteria for sale accounting, we recognize gain or loss based on the difference between the sales price and the carrying value of the loan sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in investment income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of investment income.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Debt and Preferred Equity Investments

Debt and preferred equity investments are presented at the net amount expected to be collected in accordance with ASC 326. An allowance for loan losses is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected through the expected maturity date of such investments. The expense for loan loss and other investment reserves is the charge to earnings to adjust the allowance for loan losses to the appropriate level. Amounts are written off from the allowance when we de-recognize the related investment either as a result of a sale of the investment or acquisition of equity interests in the collateral.

The Company evaluates the amount expected to be collected based on current market and economic conditions, historical loss information, and reasonable and supportable forecasts. The Company's assumptions are derived from both internal data and external data which may include, among others, governmental economic projections for the New York City Metropolitan area, public data on recent transactions and filings for securitized debt instruments. This information is aggregated by asset class and adjusted for duration. Based on these inputs, loans are evaluated at the individual asset level. In certain instances, we may also use a probability-weighted model that considers the likelihood of multiple outcomes and the amount expected to be collected for each outcome.

The evaluation of the possible credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor requires significant judgment, which include both asset level and market assumptions over the relevant time period.

In addition, quarterly, the Company assigns each loan a risk rating. Based on a 3-point scale, loans are rated "1" through "3," from lower risk to higher risk, which ratings are defined as follows: 1 - Low Risk Assets - Low probability of loss, 2 - Watch List Assets - Higher potential for loss, 3 - High Risk Assets - Loss more likely than not. Loans with risk ratings of 2 or 3 are evaluated to determine whether the expected risk of loss is appropriately captured through the combination of our expectations of current conditions, historical loss information and supportable forecasts described above or whether risk characteristics specific to the loan warrant the use of a probability-weighted model.

Financing investments that are classified as held for sale are carried at the expected amount to be collected or fair market value using available market information obtained through consultation with dealers or other originators of such investments as well as discounted cash flow models based on Level 3 data pursuant to ASC 820-10. As circumstances change, management may conclude not to sell an investment designated as held for sale. In such situations, the investment will be reclassified at its expected amount to be collected.

Other financing receivables that are included in balance sheet line items other than the Debt and preferred equity investments line are also measured at the net amount expected to the be collected.

Accrued interest receivable amounts related to these debt and preferred equity investment and other financing receivables are recorded at the net amount expected to be collected within Other assets in the consolidated balance sheets. Write offs of accrued interest receivables are recognized as an expense for loan loss and other investment reserves.

Results of Operations

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

The following comparison for the year ended December 31, 2022, or 2022, to the year ended December 31, 2021, or 2021, makes reference to the effect of the following:

i. "Same-Store Properties," which represents all operating properties owned by us at January 1, 2021 and still owned by us in the same manner as of December 31, 2022 (Same-Store Properties totaled 20 of our 28 consolidated operating properties),
ii. "Acquisition Properties," which represents all properties or interests in properties acquired in 2022 and 2021 and all non-Same-Store Properties, including properties that are under development or redevelopment,
iii. "Disposed Properties" which represents all properties or interests in properties sold in 2022 and 2021, and
iv. "Other," which represents properties where we sold an interest resulting in deconsolidation and corporate level items not allocable to specific properties, as well as the Service Corporation and eEmerge Inc.

	Same-Store				Disposed		Other		Consolidated			
(in millions)	2022	2021	$ Change	% Change	2022	2021	2022	2021	2022	2021	$ Change	% Change
Rental revenue	$ 556.7	$ 530.0	$ 26.7	5.0 %	$ 0.9	$ 38.9	$113.9	$109.3	$ 671.5	$ 678.2	$ (6.7)	(1.0)%
Investment income	—	—	—	— %	—	—	81.1	80.3	81.1	80.3	0.8	1.0 %
Other income	3.9	3.9	—	— %	10.4	27.5	59.8	54.1	74.1	85.5	(11.4)	(13.3)%
Total revenues	560.6	533.9	26.7	5.0 %	11.3	66.4	254.8	243.7	826.7	844.0	(17.3)	(2.0)%
Property operating expenses	266.7	260.1	6.6	2.5 %	2.0	17.5	70.5	68.9	339.2	346.5	(7.3)	(2.1)%
Transaction related costs	—	0.2	(0.2)	(100.0)%	—	—	0.4	3.6	0.4	3.8	(3.4)	(89.5)%
Marketing, general and administrative	—	—	—	— %	—	—	93.8	94.9	93.8	94.9	(1.1)	(1.2)%
	266.7	260.3	6.4	2.5 %	2.0	17.5	164.7	167.4	433.4	445.2	(11.8)	(2.7)%
Other income (expenses):												
Interest expense and amortization of deferred financing costs, net of interest income									$ (97.3)	$ (82.3)	$ (15.0)	18.2 %
Depreciation and amortization									(215.3)	(216.9)	1.6	(0.7)%
Equity in net loss from unconsolidated joint ventures									(58.0)	(55.4)	(2.6)	4.7 %
Equity in net loss on sale of interest in unconsolidated joint venture/real estate									(0.1)	(32.8)	32.7	(99.7)%
Purchase price and other fair value adjustments									(8.1)	210.1	(218.2)	(103.9)%
(Loss) gain on sale of real estate, net									(84.5)	287.4	(371.9)	(129.4)%
Depreciable real estate reserves and impairments									(6.3)	(23.8)	17.5	(73.5)%
Loss on early extinguishment of debt									—	(1.6)	1.6	(100.0)%
Loan loss and other investment reserves, net of recoveries									—	(2.9)	2.9	(100.0)%
Net (loss) income									$ (76.3)	$ 480.6	$(556.9)	(115.9)%

Rental Revenue

Rental revenues decreased primarily due to the deconsolidation of 220 East 42nd Street as a result of the sale of a joint venture interest during the third quarter of 2021 ($39.0 million), our Disposed Properties ($37.9 million) and properties moved into redevelopment ($23.4 million). This was offset by the acquisition of 245 Park Avenue ($54.3 million), a higher contribution from our Same-Store Properties ($26.7 million) and a higher contribution from our other Acquired Properties ($11.3 million).

The following table presents a summary of the commenced leasing activity for the year ended December 31, 2022 in our Manhattan portfolio:

	Usable SF	Rentable SF	New Cash Rent (per rentable SF) [1]	Prev. Escalated Rent (per rentable SF) [2]	TI/LC per rentable SF	Free Rent (in months)	Average Lease Term (in years)
Manhattan							
Space available at beginning of the year	1,638,009						
Acquired vacancies	219,632						
Property out of redevelopment	107,612						
Space which became available during the year[3]							
• Office	1,095,429						
• Retail	185,458						
• Storage	23,863						
	1,304,750						
Total space available	3,270,003						
Leased space commenced during the year:							
• Office[4]	841,915	912,917	$ 77.53	$ 74.72	$ 88.64	8.8	9.5
• Retail	156,178	164,763	$ 73.69	$ 86.66	$ 43.61	3.9	8.4
• Storage	7,577	7,832	$ 25.92	$ 27.47	$ 2.36	3.8	5.5
Total leased space commenced	1,005,670	1,085,512	$ 76.58	$ 76.61	$ 81.18	8.0	9.3
Total available space at end of year	2,264,333						
Early renewals							
• Office	181,368	202,336	$ 72.34	$ 73.85	$ 45.63	5.7	7.1
• Retail	23,789	24,642	$ 236.36	$ 238.28	$ —	—	4.3
• Storage	4,176	4,183	$ 31.89	$ 30.30	$ —	4.3	6.7
Total early renewals	209,333	231,161	$ 89.10	$ 90.59	$ 39.94	5.1	6.8
Total commenced leases, including replaced previous vacancy							
• Office		1,115,253	$ 76.59	$ 74.51	$ 80.83	8.3	9.0
• Retail		189,405	$ 94.85	$ 108.77	$ 37.94	3.4	7.9
• Storage		12,015	$ 28.00	$ 28.69	$ 1.54	4.0	5.9
Total commenced leases		1,316,673	$ 78.77	$ 79.83	$ 73.94	7.5	8.8

(1)   Annual initial base rent.
(2)   Escalated rent includes base rent plus all additional amounts paid by the tenant in the form of real estate taxes, operating expenses, porters wage or a consumer price index (CPI) adjustment.
(3)   Includes expiring space, relocating tenants and move-outs where tenants vacated. Excludes lease expirations where tenants held over.
(4)   Average starting office rent excluding new tenants replacing vacancies was $70.79 per rentable square feet for 623,803 rentable square feet. Average starting office rent for office space (leased and early renewals, excluding new tenants replacing vacancies) was $71.17 per rentable square feet for 826,139 rentable square feet.

Investment Income

Investment income increased primarily as a result of an increase in the weighted average yield of our debt and preferred equity investments due to recognition of previously unrecorded default interest on our preferred equity investment at 245 Park Avenue in the third quarter of 2022. For the years ended December 31, 2022 and 2021, the weighted average balance of our debt and preferred equity investment portfolio and the weighted average yield were $1.0 billion and 8.3%, respectively, compared to $1.1 billion and 7.1%, respectively. As of December 31, 2022, the debt and preferred equity investment portfolio had a weighted average term to maturity of 1.4 years excluding extension options.

Other Income

Other income decreased primarily due to lower lease termination income for the year ended December 31, 2022 ($5.4 million) as compared to the same period in 2021 ($22.6 million), and a decrease in acquisition fee income related to joint venture properties ($2.5 million). This decrease was offset by an increase in construction fee income ($6.2 million), and income related to the resolution of the Company's investment in 1591-1597 Broadway ($5.0 million).

Property Operating Expenses

Property operating expenses decreased primarily due to the sale of a joint venture interest and deconsolidation of 220 East 42nd Street ($12.9 million) in the third quarter of 2021, and reduced real estate taxes at our Same-Store Properties ($8.2 million). Further decreases resulted from reduced variable expenses and real estate taxes at our Disposed Properties ($7.9 million and $7.3 million, respectively), partially offset by increased variable expenses at our Same-Store Properties ($14.7 million) and increasesd real estate taxes and variable expenses at our Acquired Properties ($6.8 million and $5.6 million, respectively).

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses decreased to $93.8 million for the year ended December 31, 2022, compared to $94.9 million for the same period in 2021 due to reduced compensation expense.

Interest Expense and Amortization of Deferred Financing Costs, Net of Interest Income

Interest expense and amortization of deferred financing costs, net of interest income, increased primarily due to acquiring 245 Park Avenue in the third quarter of 2022 ($21.9 million) and a significant increase in average LIBOR and SOFR rates during the year ended December 31, 2022 as compared to the year ended December 31, 2021 ($24.6 million), which was primarily due to term loans ($9.8 million) and the revolving credit facility ($8.4 million). These increases were offset by the deconsolidation of 220 East 42nd Street ($11.1 million) in the third quarter of 2021, repayments of unsecured bonds ($10.9 million), the partial repayment of term loans ($6.2 million) in the fourth quarter of 2021, and the sale of 1080 Amsterdam Avenue ($2.5 million) in the second quarter of 2022. The weighted average consolidated debt balance outstanding was $4.6 billion for the year ended December 31, 2022, compared to $4.8 billion for the year ended December 31, 2021. The consolidated weighted average interest rate was 3.55% for the year ended December 31, 2022, as compared to 2.93% for the year ended December 31, 2021.

Depreciation and Amortization

Depreciation and amortization decreased primarily due to our Disposed Properties ($15.1 million) and to the deconsolidation of 220 East 42nd Street ($9.5 million) as a result of the interest sale during the third quarter of 2021, partially offset by increased depreciation and amortization at our Acquired properties ($25.3 million).

Equity in net loss from unconsolidated joint ventures

Equity in net loss from unconsolidated joint ventures increased primarily as a result of increased interest expense across our joint venture portfolio ($28.3 million) and a decrease in income from operations at Worldwide Plaza ($3.7 million), 450 Park Avenue ($3.2 million) and 919 Third Avenue ($3.1 million). This was offset by an increase in income from operations at One Vanderbilt Avenue ($28.6 million), 1515 Broadway ($6.3 million) and 220 East 42nd Street ($5.0 million).

Equity in net loss on sale of interest in unconsolidated joint venture/real estate

During the year ended December 31, 2022, we recognized a loss on the sale of our interest in the Stonehenge Portfolio. During the year ended December 31, 2021, we recognized losses on the sales of our interest in One Madison Avenue ($26.9 million), 55 West 46th Street ($15.3 million) and 400 East 57th Street ($1.5 million), offset by a gain on the sale of our interest in 605 West 42nd Street ($8.3 million).

Purchase price and other fair value adjustments

During the year ended December 31, 2022, we recorded a $6.4 million fair value adjustment related to an investment in marketable securities and a $1.7 million fair value adjustment related to derivatives that are not designated as hedges. During the year ended December 31, 2021, we recorded a $206.8 million fair value adjustment related to the 51.0% interest we retained in 220 East 42nd Street, which was deconsolidated when a 49.0% joint venture interest was sold.

(Loss) gain on sale of real estate, net

During the year ended December 31, 2022, we recognized losses on the sales of 609 Fifth Avenue ($80.2 million), 885 Third Avenue ($24.0 million) and 707 Eleventh Avenue ($0.8 million), offset by a gain on the sale of 1080 Amsterdam Avenue ($17.9 million). During the year ended December 31, 2021, we recognized gains on the sale of a 49.0% joint venture interest in 220 East 42nd Street ($172.7 million), and the sales of 635-641 Sixth Avenue ($99.2 million) and 410 Tenth Avenue ($15.7 million).

Depreciable Real Estate Reserves and Impairments

During the year ended December 31, 2022, we recognized depreciable real estate reserves and impairments related to 121 Greene Street ($6.3 million) as the investment was under contract for sale as of December 31, 2022. During the year ended December 31, 2021, we recognized depreciable real estate reserves and impairments related to 400 East 57th Street ($5.7 million), as well as investments under contract for sale as of December 31, 2021 in 707 Eleventh Avenue ($15.0 million) and the Stonehenge Properties ($3.1 million).

Loan loss and other investment reserves, net of recoveries

During the year ended December 31, 2022, we did not recognize any loan loss and other investment reserves. During the year ended December 31, 2021, we recorded $2.9 million of loan loss and other investment reserves in conjunction with recording debt and preferred equity investments and other financing receivables at the net amount expected to be collected.

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

For a comparison of the year ended December 31, 2021 to the year ended December 31, 2020, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 18, 2022.

Liquidity and Capital Resources

We currently expect that the principal sources of funds to meet our short-term and long-term liquidity requirements for working capital, acquisitions, development or redevelopment of properties, tenant improvements, leasing costs, share repurchases, dividends to shareholders, distributions to unitholders, repurchases or repayments of outstanding indebtedness and for debt and preferred equity investments will include:

(1) Cash flow from operations;

(2) Cash on hand;

(3) Net proceeds from divestitures of properties and redemptions, participations, dispositions and repayments of debt and preferred equity investments;

(4) Borrowings under the revolving credit facility;

(5) Other forms of secured or unsecured financing; and

(6) Proceeds from common or preferred equity or debt offerings by the Company or the Operating Partnership (including issuances of units of limited partnership interest in the Operating Partnership and Trust preferred securities).

Cash flow from operations is primarily dependent upon the collectability of rent, the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent, operating escalations and recoveries from our tenants and the level of operating and other costs. Additionally, we believe that our debt and preferred equity investment program will continue to serve as a source of operating cash flow.

The combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, 2022 term loan, senior unsecured notes (net of discount), trust preferred securities, our share of joint venture debt, including as-of-right extension options and put options, estimated interest expense, and our obligations under our financing and operating leases, as of December 31, 2022 are as follows (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total
Property mortgages and other loans	$ 265,975	$ 337,237	$ 370,000	$ —	$ 2,262,750	$ —	$ 3,235,962
Revolving credit facility	—	—	—	—	450,000	—	450,000
Unsecured term loans	—	600,000	—	—	1,000,000	50,000	1,650,000
Senior unsecured notes	—	—	100,000	—	—	—	100,000
Trust preferred securities	—	—	—	—	—	100,000	100,000
Financing leases	3,133	3,180	3,228	3,276	3,325	200,169	216,311
Operating leases	52,220	58,068	58,207	58,347	58,358	1,334,570	1,619,770
Estimated interest expense	248,404	215,483	180,664	154,702	54,636	37,163	891,052
Joint venture debt	1,155,465	894,655	1,466,750	226,224	299,417	2,130,404	6,172,915
Total	$ 1,725,197	$ 2,108,623	$ 2,178,849	$ 442,549	$ 4,128,486	$ 3,852,306	$ 14,436,010

We estimate that for the year ending December 31, 2023, we expect to incur $82.0 million of recurring capital expenditures on existing consolidated properties and $117.5 million of development or redevelopment expenditures on existing consolidated properties, of which $1.2 million will be funded by construction financing facilities or loan reserves. We expect our share of capital expenditures at our joint venture properties will be $263.1 million, of which $160.7 million will be funded by construction financing facilities or loan reserves. We expect to fund capital expenditures from operating cash flow, existing liquidity, and borrowings from construction financing facilities. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs.

As of December 31, 2022, we had liquidity of $1.0 billion, comprised of $800.0 million of availability under our revolving credit facility and $214.5 million of consolidated cash on hand, inclusive of $11.2 million of marketable securities. This liquidity excludes $143.8 million representing our share of cash at unconsolidated joint venture properties. We may seek to divest of properties, interests in properties, or debt and preferred equity investments or access private and public debt and equity capital when the opportunity presents itself, although there is no guarantee that this capital will be made available to us at efficient levels or at all. Management believes that these sources of liquidity, if we are able to access them, along with potential refinancing opportunities for secured and unsecured debt, will allow us to satisfy our debt and other obligations, as described above, upon maturity, if not before.

We have investments in several real estate joint ventures with various partners who are generally considered to be financially stable. Most of our joint ventures are financed with non-recourse debt. We believe that property level cash flows along with unfunded committed indebtedness and proceeds from the refinancing of outstanding secured indebtedness will be sufficient to fund the capital needs of our joint venture properties.

Cash Flows

The following summary discussion of our cash flows is based on our consolidated statements of cash flows in "Item 1. Financial Statements" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the years presented below.

Cash, restricted cash, and cash equivalents were $384.1 million and $337.0 million as of December 31, 2022 and 2021, respectively, representing a increase of $47.1 million. The increase was a result of the following changes in cash flows (in thousands):

	Year Ended December 31,		(Decrease) Increase
	2022	2021	
Net cash provided by operating activities	$ 276,088	$ 255,979	$ 20,109
Net cash provided by investing activities	$ 425,805	$ 993,581	$ (567,776)
Net cash used in financing activities	$ (654,823)	$ (1,285,371)	$ 630,548

Our principal sources of operating cash flow are the properties in our consolidated and joint venture portfolios and our debt and preferred equity portfolio. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service, and fund dividend and distribution requirements.

Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing and property management skills, and invest in existing buildings that meet our investment criteria. During the year ended December 31, 2022, when compared to the year ended December 31, 2021, we used cash primarily for the following investing activities (in thousands):

Acquisitions of real estate	$	88,300
Capital expenditures and capitalized interest		1,716
Joint venture investments		(95,646)
Distributions from joint ventures		(628,862)
Proceeds from sales of real estate/partial interest in property		(25,230)
Cash and restricted cash assumed from acquisition of real estate investment		60,494
Cash assumed from consolidation of real estate investment		(9,475)
Debt and preferred equity and other investments		40,927
Decrease in net cash provided by investing activities	$	(567,776)

Funds spent on capital expenditures, which are comprised of building and tenant improvements, decreased from $302.5 million for the year ended December 31, 2021 to $300.8 million for the year ended December 31, 2022 due to lower costs incurred in connection with our development and redevelopment properties.

We generally fund our investment activity through the sale of real estate, the sale of debt and preferred equity investments, property-level financing, our credit facilities, senior unsecured notes, and construction loans. From time to time, the Company may issue common or preferred stock, or the Operating Partnership may issue common or preferred units of limited partnership interest. During the year ended December 31, 2022, when compared to the year ended December 31, 2021, we used cash for the following financing activities (in thousands):

Proceeds from our debt obligations	$	378,291
Repayments of our debt obligations		26,680
Net distribution to noncontrolling interests		53,237
Other financing activities		15,970
Proceeds from stock options exercised and DRSPP issuance		(1,031)
Repurchase of common stock		190,206
Redemption of preferred stock		(11,927)
Acquisition of subsidiary interest from noncontrolling interest		(29,817)
Dividends and distributions paid		8,939
Decrease in net cash used in financing activities	$	630,548

Capitalization

Our authorized capital stock consists of 260,000,000 shares, $0.01 par value per share, consisting of 160,000,000 shares of common stock, $0.01 par value per share, 75,000,000 shares of excess stock, at $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2022, 64,380,082 shares of common stock and no shares of excess stock were issued and outstanding.

Share Repurchase Program

In August 2016, our Board of Directors approved a $1.0 billion share repurchase program under which we could buy shares of our common stock. The Board of Directors has since authorized five separate $500.0 million increases to the size of the share repurchase program in the fourth quarter of 2017, second quarter of 2018, fourth quarter of 2018, fourth quarter of 2019, and fourth quarter of 2020 bringing the total program size to $3.5 billion.

As of December 31, 2022, share repurchases, excluding the redemption of OP units, executed under the program were as follows:

Period	Shares repurchased	Average price paid per share	Cumulative number of shares repurchased as part of the repurchase plan or programs
Year ended 2017	7,865,206	$107.81	7,865,206
Year ended 2018	9,187,480	$102.06	17,052,686
Year ended 2019	4,333,260	$88.69	21,385,946
Year ended 2020	8,276,032	$64.30	29,661,978
Year ended 2021	4,474,649	$75.44	34,136,627
Year ended 2022	1,971,092	$76.69	36,107,719

Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

In February 2018, the Company filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRSPP, which automatically became effective upon filing. The Company registered 3,500,000 shares of our common stock under the DRSPP. The DRSPP commenced on September 24, 2001.

The following table summarizes SL Green common stock issued, and proceeds received from dividend reinvestments and/or stock purchases under the DRSPP for the years ended December 31, 2022, 2021, and 2020, respectively (dollars in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Shares of common stock issued	**10,839**	10,387	16,181
Dividend reinvestments/stock purchases under the DRSPP	$ **525**	$ 738	$ 1,006

Fifth Amended and Restated 2005 Stock Option and Incentive Plan

The Fifth Amended and Restated 2005 Stock Option and Incentive Plan, or the 2005 Plan, was approved by the Company's Board of Directors in April 2022 and its stockholders in June 2022 at the Company's annual meeting of stockholders. Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 32,210,000 fungible units may be granted as options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards under the 2005 Plan. As of December 31, 2022, 6.3 million fungible units were available for issuance under the 2005 Plan after reserving for shares underlying outstanding restricted stock units and phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units.

Deferred Compensation Plan for Directors

Under our Non-Employee Director's Deferral Program, which commenced July 2004, the Company's non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees, meeting fees and annual stock grant. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The program provides that a director's phantom stock units generally will be settled in an equal number of shares of common stock upon the earlier of (i) the January 1 coincident with or the next following such director's termination of service from the Board of Directors or (ii) a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the first business day of the respective quarter. Each participating non-employee director is also credited with dividend equivalents or phantom stock units based on the dividend rate for each quarter, which are either paid in cash currently or credited to the director's account as additional phantom stock units.

During the year ended December 31, 2022, 27,436 phantom stock units and 9,571 shares of common stock were issued to our Board of Directors. We recorded compensation expense of $2.7 million during the year ended December 31, 2022 related to the Deferred Compensation Plan. As of December 31, 2022, there were 192,638 phantom stock units outstanding pursuant to our Non-Employee Director's Deferral Program.

Employee Stock Purchase Plan

In 2007, the Company's Board of Directors adopted the 2008 Employee Stock Purchase Plan, or ESPP, to provide equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and has been adopted by the board to enable our eligible employees to purchase the Company's shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. The Company filed a registration statement on Form S-8 with the SEC with respect to the ESPP. The common stock is offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP was approved by our stockholders at our 2008 annual meeting of stockholders. As of December 31, 2022, 191,845 shares of our common stock had been issued under the ESPP.

Indebtedness

The table below summarizes our consolidated mortgages and other loans payable, 2021 credit facility, 2022 term loan, senior unsecured notes and trust preferred securities outstanding as of December 31, 2022 and 2021, (amounts in thousands).

	December 31,		
Debt Summary:	**2022**		**2021**
Balance			
Fixed rate	$ 2,695,814	$	1,974,324
Variable rate—hedged	2,320,000		1,300,000
Total fixed rate	5,015,814		3,274,324
Total variable rate	520,148		801,051
Total debt	$ 5,535,962	$	4,075,375
Debt, preferred equity, and other investments subject to variable rate	144,056		294,970
Net exposure to variable rate debt	376,092		506,081
Percent of Total Debt:			
Fixed rate	90.6 %		80.3 %
Variable rate [(1)]	9.4 %		19.7 %
Total	100.0 %		100.0 %
Effective Interest Rate for the Year:			
Fixed rate	3.60 %		3.14 %
Variable rate	3.23 %		2.11 %
Effective interest rate	3.55 %		3.02 %

(1) Inclusive of the mitigating effect of our debt, preferred equity, and other investments subject to variable rates, the percent of total debt of our net exposure to variable rate debt was 7.0% and 13.4% as of December 31, 2022 and December 31, 2021, respectively.

The variable rate debt shown above generally bears interest at an interest rate based on 30-day LIBOR (4.39% and 0.10% as of December 31, 2022 and 2021, respectively), and adjusted Term SOFR (4.30% and 0.05% as of December 31, 2022 and 2021, respectively). Our consolidated debt as of December 31, 2022 had a weighted average term to maturity of 3.76 years.

Certain of our debt and equity investments and other investments, with carrying values of $144.1 million as of December 31, 2022 and $295.0 million as of December 31, 2021, are variable rate investments, which mitigate our exposure to interest rate changes on our unhedged variable rate debt. Inclusive of the mitigating effect of these investments, the net ratio of our variable rate debt to total debt was 7.0% and 13.4% as of December 31, 2022 and 2021, respectively.

Mortgage Financing

As of December 31, 2022, our total mortgage debt (excluding our share of joint venture mortgage debt of $6.2 billion) consisted of $3.2 billion of fixed rate debt, including swapped variable rate debt, with an effective weighted average interest rate of 4.44% and $0.1 billion of variable rate debt with an effective weighted average interest rate of 3.72%.

Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, or the 2017 credit facility, and was originally entered into by the Company in November 2012, or the 2012 credit facility. As of December 31, 2022, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $200.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and November 21, 2024, respectively. The revolving credit facility has two six-month as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2022, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2022, the applicable spread over adjusted Term SOFR plus 10 basis points was 105 basis points for the revolving credit facility, 120 basis points for Term Loan A, and 125 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. As of December 31, 2022, the facility fee was 25 basis points.

As of December 31, 2022, we had $2.0 million of outstanding letters of credit, $450.0 million drawn under the revolving credit facility and $1.25 billion outstanding under the term loan facilities, with total undrawn capacity of $800.0 million under the 2021 credit facility. As of December 31, 2022 and December 31, 2021, the revolving credit facility had a carrying value of $443.2 million and $381.3 million, respectively, net of deferred financing costs. As of December 31, 2022 and December 31, 2021, the term loan facilities had a carrying value of $1.2 billion and $1.2 billion, respectively, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility.

The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

2022 Term Loan

In October 2022, we entered into a term loan agreement, referred to as the 2022 term loan. As of December 31, 2022, the 2022 term loan consisted of a $400.0 million term loan with a maturity date of October 6, 2023. The 2022 term loan has one six-month as-of-right extension option to April 6, 2024. We also have an option, subject to customary conditions, to increase the capacity of the 2022 term loan to $500.0 million on or before January 7, 2023 without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions. In January 2023, the 2022 term loan was increased by $25.0 million to $425.0 million.

As of December 31, 2022, the 2022 term loan bore interest at a spread over adjusted Term SOFR plus 10 basis points, ranging from 100 basis points to 180 basis points, in each case based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category. As of December 31, 2022, the applicable spread over adjusted Term SOFR plus 10 basis points was 140 basis points. As of December 31, 2022, the 2022 term loan had a carrying value of $398.2 million, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2022 term loan.

The 2022 term loan includes certain restrictions and covenants (see Restrictive Covenants below).

Federal Home Loan Bank of New York ("FHLB") Facility

As of December 31, 2020, the Company's wholly-owned subsidiary, Ticonderoga Insurance Company, or Ticonderoga, a Vermont licensed captive insurance company, was a member of the Federal Home Loan Bank of New York, or FHLBNY. As a member, Ticonderoga was able to borrow funds from the FHLBNY in the form of secured advances that bore interest at a floating rate. As a result of a Final Ruling from the Federal Housing Finance Authority, the regulator of the Federal Home Loan Bank system, all captive insurance company memberships were terminated as of February 2021. As such, all advances to Ticonderoga were repaid prior to such termination.

Master Repurchase Agreement

The Company entered into a Master Repurchase Agreement, or MRA, known as the 2017 MRA, which provided us with the ability to sell certain mortgage investments with a simultaneous agreement to repurchase the same at a certain date or on demand. In April 2018, we increased the maximum facility capacity from $300.0 million to $400.0 million. The facility bore interest on a floating rate basis at a spread to 30-day LIBOR based on the pledged collateral and advanced rate. The facility matured in June 2022 and was not extended.

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2022 and 2021, respectively, by scheduled maturity date (dollars in thousands):

Issuance	December 31, 2022 Unpaid Principal Balance		December 31, 2022 Accreted Balance		December 31, 2021 Accreted Balance	Interest Rate (1)	Initial Term (in Years)	Maturity Date
December 17, 2015 (2)	$	100,000	$	100,000	$ 100,000	4.27 %	10	December 2025
October 5, 2017 (3)		—		—	499,913	3.25 %	5	October 2022
November 15, 2012		—		—	301,002	4.50 %	10	December 2022
	$	100,000	$	100,000	$ 900,915			
Deferred financing costs, net				(308)	(1,607)			
	$	100,000	$	99,692	$ 899,308			

(1) Interest rate as of December 31, 2022, taking into account interest rate hedges in effect during the period.
(2) Issued by the Company and the Operating Partnership as co-obligors.
(3) Issued by the Operating Partnership with the Company as the guarantor.

Restrictive Covenants

The terms of the 2021 credit facility, 2022 term loan and certain of our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that we will not, during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2022 and 2021, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly-owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 125 basis points over the three-month LIBOR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Interest Rate Risk

We are exposed to changes in interest rates primarily from our variable rate debt. Our exposure to interest rate fluctuations are managed through either the use of interest rate derivative instruments and/or through our variable rate debt and preferred equity investments. Based on the debt outstanding as of December 31, 2022, a hypothetical 100 basis point increase in the floating rate interest rate curve would increase our consolidated annual interest cost, net of interest income from variable rate debt and preferred equity investments, by $3.5 million and would increase our share of joint venture annual interest cost by $6.5 million. As of December 31, 2022, $144.1 million, or 23.1%, of our $0.6 billion debt and preferred equity portfolio was indexed to LIBOR.

We recognize most derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If a derivative is considered a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings.

Our long-term debt of $5.0 billion bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. Our variable rate debt and variable rate joint venture debt as of December 31, 2022 bore interest based on a spread to LIBOR of 145 basis points to 340 basis points, and adjusted Term SOFR of 115 basis points to 577 basis points.

Off-Balance Sheet Arrangements

We have off-balance sheet investments, including joint ventures and debt and preferred equity investments. These investments all have varying ownership structures. A majority of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control, over the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying consolidated financial statements.

Dividends/Distributions

We expect to pay dividends to our stockholders based on the distributions we receive from our Operating Partnership.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains.

Any dividend we pay may be in the form of cash, stock, or a combination thereof, subject to IRS limitations on the use of stock for dividends. Additionally, if our REIT taxable income in a particular year exceeds the amount of cash dividends we pay in that year, we may pay stock dividends in order to maintain our REIT status and avoid certain REIT-level taxes.

Before we pay any cash dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under the 2021 credit facility, 2022 term loan and senior unsecured notes, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

Related Party Transactions

Cleaning/ Security/ Messenger and Restoration Services

Alliance Building Services, or Alliance, and its affiliates, which provide services to certain properties owned by us, were previously partially owned by Gary Green, a son of Stephen L. Green, who serves as a member and as the chairman emeritus of our Board of Directors. Alliance's affiliates include First Quality Maintenance, L.P., or First Quality, Classic Security LLC, Bright Star Couriers LLC and Onyx Restoration Works, and provide cleaning, extermination, security, messenger, and restoration services, respectively. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. The Service Corporation has entered into an arrangement with Alliance whereby it will receive a profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements.

Income earned from the profit participation, which is included in Other income on the consolidated statements of operations, was $1.4 million, $1.7 million and $1.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We also recorded expenses, inclusive of capitalized expenses, of $8.6 million, $14.0 million and $13.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, for these services (excluding services provided directly to tenants).

Management Fees

S.L. Green Management Corp., a consolidated entity, receives property management fees from an entity in which Stephen L. Green owns an interest. We received management fees from this entity of $0.6 million, $0.7 million and $0.6 million for the years ended December 31, 2022, 2021 and 2020 respectively.

One Vanderbilt Avenue Investment

In December 2016, we entered into agreements with entities owned and controlled by our Chairman and CEO, Marc Holliday, and our President, Andrew Mathias, pursuant to which they agreed to make an investment in our One Vanderbilt project (inclusive of the property and Summit One Vanderbilt) at the appraised fair market value for the interests acquired. This investment entitles these entities to receive approximately 1.50% - 1.80% and 1.00% - 1.20%, respectively, of any profits realized by the Company from its One Vanderbilt project in excess of the Company's capital contributions. The entities have no right to any return of capital. Accordingly, subject to previously disclosed repurchase rights, these interests will have no value and will not entitle these entities to any amounts (other than limited distributions to cover tax liabilities incurred) unless and until the Company has received distributions from the One Vanderbilt project in excess of the Company's aggregate investment in the project. In the event that the Company does not realize a profit on its investment in the project (or would not realize a profit based on the value at the time the interests are repurchased), the entities owned and controlled by Messrs. Holliday and Mathias will lose the entire amount of their investment. The entities owned and controlled by Messrs. Holliday and Mathias paid $1.4 million and $1.0 million, respectively, which equaled the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third party appraisal that we obtained.

Messrs. Holliday and Mathias have the right to tender their interests in the project upon stabilization (50% within three years after stabilization and 100% three years or more after stabilization). In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of the Company. We also have the right to repurchase these interests on the 7-year anniversary of the stabilization of the project or upon the occurrence of certain separation events prior to the stabilization of the project relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon a tender of the interests will equal the liquidation value of the interests at the time, with the value being based on the project's sale price, if applicable, or fair market value as determined by an independent third party appraiser. In 2022, stabilization of the property (but not Summit One Vanderbilt) was achieved. Therefore, Messrs. Holiday and Mathias exercised their rights to tender 50% of their interests in the property (but not Summit One Vanderbilt) for liquidation values of $17.9 million and $11.9 million, respectively, which were paid in July 2022.

One Vanderbilt Avenue Leases

In November 2018, we entered into a lease agreement with the One Vanderbilt Avenue joint venture covering certain floors at the property. In March 2021, the lease commenced and we relocated our corporate headquarters to the leased space. For the year ended December 31, 2022 and 2021 we recorded $3.0 million and $2.4 million, respectively, of rent expense under the lease. Additionally, in June 2021, we, through a wholly-owned subsidiary, entered into a lease agreement with the One Vanderbilt Avenue joint venture for Summit One Vanderbilt, which commenced operations in October 2021. For the year ended December 31, 2022, we recorded $33.0 million of rent expense under the lease, including percentage rent, of which $22.8 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2021, we recorded $5.0 million of rent expense under the lease with no percentage rent. See Note 20, "Commitments and Contingencies."

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR")), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company, or Belmont, provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Funds from Operations

FFO is a widely recognized non-GAAP financial measure of REIT performance. The Company computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than the Company does. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002, and subsequently amended in December 2018, defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties , and real estate related impairment charges, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

The Company presents FFO because it considers it an important supplemental measure of the Company's operating performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties. The Company also uses FFO as one of several criteria to determine performance-based compensation for members of its senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions, and real estate related impairment charges, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, and interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including our ability to make cash distributions.

FFO for the years ended December 31, 2022, 2021, and 2020 are as follows (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Net (loss) income attributable to SL Green common stockholders	$ (93,024)	$ 434,804	$ 356,105
Add:			
Depreciation and amortization	215,306	216,869	313,668
Joint venture depreciation and noncontrolling interest adjustments	252,893	249,087	205,869
Net (loss) income attributable to noncontrolling interests	(4,672)	23,573	34,956
Less:			
Equity in net (loss) gain on sale of interest in unconsolidated joint venture/ real estate	(131)	(32,757)	2,961
Depreciable real estate reserves and impairments	(6,313)	(23,794)	(60,454)
(Loss) gain on sale of real estate, net	(84,485)	287,417	215,506
Purchase price and other fair value adjustments	—	209,443	187,522
Depreciation on non-rental real estate assets	2,605	2,790	2,338
Funds from Operations attributable to SL Green common stockholders and unit holders	$ 458,827	$ 481,234	$ 562,725
Cash flows provided by operating activities	$ 276,088	$ 255,979	$ 554,236
Cash flows provided by investing activities	$ 425,805	$ 993,581	$ 1,056,430
Cash flows used in financing activities	$ (654,823)	$ (1,285,371)	$ (1,479,301)

Inflation

Substantially all of our office leases provide for separate real estate tax and operating expense escalations as well as operating expense recoveries based on increases in the CPI or other measures such as porters' wage. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases will be at least partially offset by the contractual rent increases and expense escalations described above.

Climate Change

With our roots in New York City, we are at the center of one of the world's most ambitious climate legislative environments. Through the Climate Leadership and Community Protection Act signed into law in 2019, New York State mandated the adoption of a net-zero carbon economy statewide by 2050, with a zero-carbon electricity grid by 2040. New York City enacted Local Law 97 (LL97) in 2019 under the Climate Mobilization Act, setting carbon caps for large buildings starting in 2024 as part of a broader commitment to reducing greenhouse gas emissions by 40% by 2030, and by 80% by 2050. As our portfolio is principally located in Manhattan, these policy elements represent the most material sources of transition risks relevant to our business. We do not anticipate any material financial impact on our portfolio in the first compliance period of 2024 to 2029.

While SL Green's portfolio has not been substantially affected by climate-related events to New York City real estate, such as Hurricane Sandy in 2012, we have continued to develop our approach to physical climate risk assessment, management, and mitigation in order to manage and minimize the impacts of future events. We have conducted climate-related scenario analyses as part of our first Task Force on Climate-related Financial Disclosures ("TCFD") report published in 2021, which we made available on our website. The Company is also committed to setting near-term Scope 1 and Scope 2 science-based emissions reduction targets with the SBTi, which are currently in the validation process. Our goal is to reduce emissions for our operationally controlled portfolio to align it with the 1.5 degree Celsius climate scenario.

We consider the successful management and mitigation of climate-related risks across our portfolio as an opportunity to raise the financial value of our buildings and pass on these benefits to our stakeholders, tenants, and investors. We believe our investments over the last 20 years in energy efficiency improvements and greenhouse gas emissions reductions have minimized the impact of climate legislation on our portfolio and our active development pipeline sets the standard for sustainable new construction and responsible community engagement. We leverage years of operational excellence to incorporate innovative design and technological solutions. We also utilize recommendations from our portfolio-wide New York State Energy Research and Development Authority ("NYSERDA") emissions reduction study to help lower emissions from tenant spaces and base building operations. Together, these measures are expected to minimize our vulnerability to the physical risks of climate change, as well as transition risks covering policy and legal, market, technology, and reputational factors.

Accounting Standards Updates

The Accounting Standards Updates are discussed in Note 2, "Significant Accounting Policies - Accounting Standards Updates" in the accompanying consolidated financial statements.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provisions thereof. All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), development trends of the real estate industry and the New York metropolitan area markets, business strategies, expansion and growth of our operations and other similar matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate.

Forward-looking statements are not guarantees of future performance and actual results or developments may differ materially, and we caution you not to place undue reliance on such statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms.

Forward-looking statements contained in this report are subject to a number of risks and uncertainties that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by forward-looking statements made by us. These risks and uncertainties include:

- the effect of general economic, business and financial conditions, and their effect on the New York City real estate market in particular;

- dependence upon certain geographic markets;

- risks of real estate acquisitions, dispositions, development and redevelopment, including the cost of construction delays and cost overruns;

- risks relating to debt and preferred equity investments;

- availability and creditworthiness of prospective tenants and borrowers;

- bankruptcy or insolvency of a major tenant or a significant number of smaller tenants or borrowers;

- adverse changes in the real estate markets, including reduced demand for office space, increasing vacancy, and increasing availability of sublease space;

- availability of capital (debt and equity);

- unanticipated increases in financing and other costs, including a rise in interest rates;

- our ability to comply with financial covenants in our debt instruments;

- our ability to maintain our status as a REIT;

- risks of investing through joint venture structures, including the fulfillment by our partners of their financial obligations;

- the threat of terrorist attacks;

- our ability to obtain adequate insurance coverage at a reasonable cost and the potential for losses in excess of our insurance coverage, including as a result of environmental contamination; and

- legislative, regulatory and/or safety requirements adversely affecting REITs and the real estate business including costs of compliance with the Americans with Disabilities Act, the Fair Housing Act and other similar laws and regulations.

Other factors and risks to our business, many of which are beyond our control, are described in other sections of this report and in our other filings with the SEC. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Rate Risk" for additional information regarding our exposure to interest rate fluctuations.

The table below presents the principal cash flows based upon maturity dates of our debt obligations and debt and preferred equity investments and the weighted-average interest rates by expected maturity dates, including as-of-right extension options, as of December 31, 2022 (in thousands):

	Long-Term Debt				Debt and Preferred Equity Investments [1]	
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate	Amount	Weighted Yield
2023	$ 255,827	4.37 %	$ 10,148	6.02 %	$ 446,532	6.44 %
2024	877,237	4.39 %	60,000	5.12 %	6,890	— %
2025	470,000	4.31 %	—	4.36 %	30,000	8.52 %
2026	—	4.26 %	—	2.15 %	—	— %
2027	3,262,750	4.81 %	450,000	— %	119,858	6.55 %
Thereafter	150,000	4.84 %	—	— %	20,000	8.11 %
Total	$ 5,015,814	4.34 %	$ 520,148	5.12 %	$ 623,280	6.54 %
Fair Value	$ 4,784,691		$ 519,669			

(1) Our debt and preferred equity investments had an estimated fair value ranging between $0.6 billion and $0.6 billion as of December 31, 2022.

The table below presents the principal cash flows based upon maturity dates of our share of our joint venture debt obligations and the weighted-average interest rates by expected maturity dates as of December 31, 2022 (in thousands):

	Long Term Debt			
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2023	$ 634,563	4.04 %	$ 520,902	8.51 %
2024	738,175	3.83 %	156,480	9.15 %
2025	1,449,386	3.57 %	17,364	6.42 %
2026	226,207	3.18 %	17	6.00 %
2027	299,400	3.14 %	17	6.00 %
Thereafter	2,130,301	2.86 %	103	6.02 %
Total	$ 5,478,032	3.68 %	$ 694,883	8.78 %
Fair Value	$ 3,552,398		$ 1,987,218	

The table below lists our consolidated derivative instruments, which are hedging variable rate debt, and their related fair values as of December 31, 2022 (in thousands):

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Swap	Credit Facility	LIBOR	$ 100,000	0.212 %	January 2021	January 2023	$ 333
Interest Rate Swap	Credit Facility	SOFR	400,000	0.184 %	January 2022	February 2023	1,453
Interest Rate Swap	Credit Facility	SOFR	50,000	0.633 %	February 2022	February 2023	158
Interest Rate Cap	Mortgage	SOFR	370,000	3.250 %	December 2022	June 2023	2,471
Interest Rate Cap	Mortgage	SOFR	370,000	3.250 %	December 2022	June 2023	(2,465)
Interest Rate Swap	Credit Facility	SOFR	100,000	1.163 %	November 2021	July 2023	2,133
Interest Rate Swap	Credit Facility	SOFR	200,000	1.133 %	November 2021	July 2023	4,300
Interest Rate Cap	Mortgage	LIBOR	600,000	4.080 %	September 2022	September 2023	(3,341)
Interest Rate Cap	Mortgage	LIBOR	50,000	3.500 %	October 2022	September 2023	505
Interest Rate Swap	Credit Facility	SOFR	200,000	4.739 %	November 2022	November 2023	104
Interest Rate Cap	Mortgage	SOFR	196,717	3.500 %	November 2022	November 2023	2,232
Interest Rate Cap	Mortgage	SOFR	196,717	3.500 %	November 2022	November 2023	(2,225)
Interest Rate Swap	Credit Facility	SOFR	150,000	2.700 %	December 2021	January 2024	3,249
Interest Rate Swap	Credit Facility	SOFR	200,000	4.590 %	November 2022	January 2024	593
Interest Rate Swap	Credit Facility	SOFR	200,000	4.511 %	November 2022	January 2024	750
Interest Rate Swap	Credit Facility	SOFR	150,000	2.721 %	December 2021	January 2026	5,848
Interest Rate Swap	Credit Facility	SOFR	200,000	2.762 %	December 2021	January 2026	7,601
Interest Rate Swap	Credit Facility	SOFR	100,000	3.003 %	February 2023	February 2027	3,264
Interest Rate Swap	Credit Facility	SOFR	100,000	2.833 %	February 2023	February 2027	3,888
Interest Rate Swap	Credit Facility	SOFR	50,000	2.563 %	February 2023	February 2027	2,441
Interest Rate Swap	Credit Facility	SOFR	200,000	2.691 %	February 2023	February 2027	8,823
Interest Rate Swap	Credit Facility	SOFR	300,000	2.966 %	July 2023	May 2027	7,514
Interest Rate Swap	Mortgage	SOFR	370,000	3.888 %	November 2022	June 2027	(1,900)
Interest Rate Swap	Credit Facility	SOFR	100,000	3.756 %	January 2023	January 2028	(211)
Total Consolidated Hedges							$ 47,518

In addition to these derivative instruments, some of our joint venture loan agreements require the joint venture to purchase interest rate caps on its debt. All such interest rate caps represented an asset of $61.5 million in the aggregate as of December 31, 2022. We also swapped certain floating rate debt at some of our joint ventures. These swaps represented an asset of $12.6 million in the aggregate as of December 31, 2022.

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Cap	Mortgage	LIBOR	$ 23,000	4.750 %	January 2021	January 2023	$ —
Interest Rate Cap	Mortgage	LIBOR	220,000	4.000 %	February 2022	February 2023	93
Interest Rate Cap	Mortgage	LIBOR	510,000	3.000 %	December 2021	June 2023	4,220
Interest Rate Cap	Mortgage	SOFR	267,000	4.000 %	July 2022	August 2023	1,289
Interest Rate Cap	Mortgage	SOFR	400,000	3.500 %	September 2022	September 2023	3,839
Interest Rate Cap	Mortgage	LIBOR	1,075,000	4.080 %	September 2022	September 2023	6,004
Interest Rate Cap	Mortgage	LIBOR	125,000	4.080 %	September 2022	September 2023	698
Interest Rate Cap	Mortgage	SOFR	118,670	0.490 %	February 2022	May 2024	22,669
Interest Rate Cap	Mortgage	SOFR	118,670	0.490 %	February 2022	May 2024	22,652
Interest Rate Swap	Mortgage	SOFR	177,000	1.669 %	December 2022	February 2026	12,576
Total Unconsolidated Hedges							$ 74,040

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2022	December 31, 2021
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,576,927	$ 1,350,701
Building and improvements	4,903,776	3,671,402
Building leasehold and improvements	1,691,831	1,645,081
Right of use asset - operating leases	1,026,265	983,723
	9,198,799	7,650,907
Less: accumulated depreciation	(2,039,554)	(1,896,199)
	7,159,245	5,754,708
Assets held for sale	—	140,855
Cash and cash equivalents	203,273	251,417
Restricted cash	180,781	85,567
Investments in marketable securities	11,240	34,752
Tenant and other receivables	34,497	47,616
Related party receivables	27,352	29,408
Deferred rents receivable	257,887	248,313
Debt and preferred equity investments, net of discounts and deferred origination fees of $1,811 and $5,057 and allowances of $6,630 and $6,630 in 2022 and 2021, respectively	623,280	1,088,723
Investments in unconsolidated joint ventures	3,190,137	2,997,934
Deferred costs, net	121,157	124,495
Other assets	546,945	262,841
Total assets [1]	$ 12,355,794	$ 11,066,629
Liabilities		
Mortgages and other loans payable, net	$ 3,227,563	$ 1,394,386
Revolving credit facility, net	443,217	381,334
Unsecured term loans, net	1,641,552	1,242,002
Unsecured notes, net	99,692	899,308
Accrued interest payable	14,227	12,698
Other liabilities	236,211	195,390
Accounts payable and accrued expenses	154,867	157,571
Deferred revenue	272,248	107,275
Lease liability - financing leases	104,218	102,914
Lease liability - operating leases	895,100	851,370
Dividend and distributions payable	21,569	187,372
Security deposits	50,472	52,309
Liabilities related to assets held for sale	—	64,120
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities [1]	7,260,936	5,748,049
Commitments and contingencies		
Noncontrolling interests in Operating Partnership	269,993	344,252
Preferred units	177,943	196,075

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2022	December 31, 2021
Equity		
SL Green stockholders' equity:		
Series I Preferred Stock, $0.01 par value, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2022 and 2021	**221,932**	221,932
Common stock, $0.01 par value, 160,000 shares authorized and 65,440 and 65,132 issued and outstanding at December 31, 2022 and 2021, respectively (including 1,060 and 1,027 shares held in treasury at December 31, 2022 and 2021, respectively)	**656**	672
Additional paid-in-capital	**3,790,358**	3,739,409
Treasury stock at cost	**(128,655)**	(126,160)
Accumulated other comprehensive income (loss)	**49,604**	(46,758)
Retained earnings	**651,138**	975,781
Total SL Green stockholders' equity	**4,585,033**	4,764,876
Noncontrolling interests in other partnerships	**61,889**	13,377
Total equity	**4,646,922**	4,778,253
Total liabilities and equity	**$ 12,355,794**	$ 11,066,629

[1] The Company's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $41.2 million and $193.4 million of land, $41.0 million and $336.9 million of building and improvements, $0.0 million and $0.0 million of building and leasehold improvements, $0.0 million and $15.4 million of right of use assets, $4.4 million and $11.7 million of accumulated depreciation, $599.2 million and $574.4 million of other assets included in other line items, $49.8 million and $418.9 million of real estate debt, net, $0.2 million and $0.8 million of accrued interest payable, $0.0 million and $15.3 million of lease liabilities, and $146.4 million and $145.2 million of other liabilities included in other line items as of December 31, 2022 and December 31, 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Operations
(in thousands, except per share data)

		Year Ended December 31,			
		2022		2021	2020
Revenues					
Rental revenue, net	$	**671,500**	$	678,176	$ 804,423
Investment income		**81,113**		80,340	120,163
Other income		**74,126**		85,475	128,158
Total revenues		**826,739**		843,991	1,052,744
Expenses					
Operating expenses, including related party expenses of $5,701 in 2022, $12,377 in 2021 and $12,643 in 2020		**174,063**		167,153	183,200
Real estate taxes		**138,228**		152,835	176,315
Operating lease rent		**26,943**		26,554	29,043
Interest expense, net of interest income		**89,473**		70,891	116,679
Amortization of deferred financing costs		**7,817**		11,424	11,794
Depreciation and amortization		**215,306**		216,869	313,668
Loan loss and other investment reserves, net of recoveries		**—**		2,931	35,298
Transaction related costs		**409**		3,773	503
Marketing, general and administrative		**93,798**		94,912	91,826
Total expenses		**746,037**		747,342	958,326
Equity in net loss from unconsolidated joint ventures		**(57,958)**		(55,402)	(25,195)
Equity in net (loss) gain on sale of interest in unconsolidated joint venture/real estate		**(131)**		(32,757)	2,961
Purchase price and other fair value adjustments		**(8,118)**		210,070	187,522
(Loss) gain on sale of real estate, net		**(84,485)**		287,417	215,506
Depreciable real estate reserves and impairments		**(6,313)**		(23,794)	(60,454)
Loss on early extinguishment of debt		**—**		(1,551)	—
Net (loss) income		**(76,303)**		480,632	414,758
Net loss (income) attributable to noncontrolling interests:					
Noncontrolling interests in the Operating Partnership		**5,794**		(25,457)	(20,016)
Noncontrolling interests in other partnerships		**(1,122)**		1,884	(14,940)
Preferred units distributions		**(6,443)**		(7,305)	(8,747)
Net (loss) income attributable to SL Green		**(78,074)**		449,754	371,055
Perpetual preferred stock dividends		**(14,950)**		(14,950)	(14,950)
Net (loss) income attributable to SL Green common stockholders	$	**(93,024)**	$	434,804	$ 356,105
Basic (loss) earnings per share	$	**(1.49)**	$	6.57	$ 5.03
Diluted (loss) earnings per share	$	**(1.49)**	$	6.50	$ 5.01
Basic weighted average common shares outstanding		**63,917**		65,740	70,397
Diluted weighted average common shares and common share equivalents outstanding		**67,929**		70,769	75,078

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Comprehensive Income
(in thousands)

| | Year Ended December 31, | | |
	2022	2021	2020
Net (loss) income	$ (76,303)	$ 480,632	$ 414,758
Other comprehensive income (loss):			
Increase (decrease) in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments	103,629	21,427	(39,743)
(Decrease) increase in unrealized value of marketable securities	(1,440)	104	(1,318)
Other comprehensive income (loss)	102,189	21,531	(41,061)
Comprehensive income	25,886	502,163	373,697
Net income attributable to noncontrolling interests and preferred units distributions	(1,771)	(30,878)	(43,703)
Other comprehensive (income) loss attributable to noncontrolling interests	(5,827)	(1,042)	2,299
Comprehensive income attributable to SL Green	$ 18,288	$ 470,243	$ 332,293

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Equity
(in thousands, except per share data)

| | | SL Green Realty Corp. Stockholders | | | | | | | |
| | | Common Stock | | | | | | | |
	Series I Preferred Stock	Shares	Par Value	Additional Paid-In-Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total
Balance at December 31, 2019	$ 221,932	74,672	$ 803	$4,286,395	$ (124,049)	$ (28,485)	$1,084,719	$ 75,883	$5,517,198
Cumulative adjustment upon adoption of ASC 326							(39,184)		(39,184)
Balance at January 1, 2020	$ 221,932	74,672	$ 803	$4,286,395	$ (124,049)	$ (28,485)	$1,045,535	$ 75,883	$5,478,014
Net income							371,055	14,940	385,995
Acquisition of subsidiary interest from noncontrolling interest				(3,123)				1,587	(1,536)
Other comprehensive loss						(38,762)			(38,762)
Preferred dividends							(14,950)		(14,950)
DRSPP proceeds		16		1,006					1,006
Conversion of units in the Operating Partnership for common stock		95	1	8,743					8,744
Reallocation of noncontrolling interest in the Operating Partnership							32,598		32,598
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		(33)	—	25,271					25,271
Repurchases of common stock		(8,276)	(88)	(455,343)			(76,831)		(532,262)
Contributions to consolidated joint venture interests								12,477	12,477
Cash distributions to noncontrolling interests								(78,855)	(78,855)
Cash distributions declared ($4.9374 per common share, none of which represented a return of capital for federal income tax purposes)							(341,945)		(341,945)
Balance at December 31, 2020	$ 221,932	66,474	$ 716	$3,862,949	$ (124,049)	$ (67,247)	$1,015,462	$ 26,032	$4,935,795
Net income							449,754	(1,884)	447,870
Other comprehensive income						20,489			20,489
Preferred dividends							(14,950)		(14,950)
DRSPP proceeds		11		738					738
Reallocation of noncontrolling interest in the Operating Partnership							(9,851)		(9,851)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		108	2	32,581					32,583
Repurchases of common stock		(4,474)	(46)	(281,206)			(56,372)		(337,624)
Proceeds from stock options exercised		12		818					818
Contributions to consolidated joint venture interests								336	336
Sale of interest in partially owned entity								(4,476)	(4,476)
Cash distributions to noncontrolling interests								(6,631)	(6,631)
Issuance of special dividend paid in stock		1,974		123,529	(2,111)		2,111		123,529
Cash distributions declared ($6.2729 per common share, none of which represented a return of capital for federal income tax purposes)							(410,373)		(410,373)
Balance at December 31, 2021	$ 221,932	64,105	$ 672	$3,739,409	$ (126,160)	$ (46,758)	$ 975,781	$ 13,377	$4,778,253
Net loss							(78,074)	1,122	(76,952)
Acquisition of subsidiary interest from noncontrolling interest				(29,742)				(75)	(29,817)
Other comprehensive income						96,362			96,362
Preferred dividends							(14,950)		(14,950)
DRSPP proceeds		11		525					525
Reallocation of noncontrolling interest in the Operating Partnership							39,974		39,974
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		274	4	32,030					32,034
Repurchases of common stock		(1,971)	(20)	(114,979)			(36,198)		(151,197)
Contributions to consolidated joint venture interests								52,164	52,164
Cash distributions to noncontrolling interests								(4,699)	(4,699)

SL Green Realty Corp.
Consolidated Statements of Equity
(in thousands, except per share data)

	SL Green Realty Corp. Stockholders								
		Common Stock							
	Series I Preferred Stock	Shares	Par Value	Additional Paid-In-Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total
Issuance of special dividend paid in stock		1,961		163,115	(2,495)				160,620
Cash distributions declared ($3.6896 per common share, none of which represented a return of capital for federal income tax purposes)							(235,395)		(235,395)
Balance at December 31, 2022	$ 221,932	64,380	$ 656	$3,790,358	$ (128,655)	$ 49,604	$ 651,138	$ 61,889	$4,646,922

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Operating Activities						
Net (loss) income	$	**(76,303)**	$	480,632	$	414,758
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Depreciation and amortization		**223,123**		228,293		325,462
Equity in net loss from unconsolidated joint ventures		**57,958**		55,402		25,195
Distributions of cumulative earnings from unconsolidated joint ventures		**780**		824		679
Equity in net loss (gain) on sale of interest in unconsolidated joint venture interest/real estate		**131**		32,757		(2,961)
Purchase price and other fair value adjustments		**8,118**		(210,070)		(187,522)
Depreciable real estate reserves and impairments		**6,313**		23,794		60,454
Loss (gain) on sale of real estate, net		**84,485**		(287,417)		(215,506)
Loan loss reserves and other investment reserves, net of recoveries		**—**		2,931		35,298
Loss on early extinguishment of debt		**—**		1,551		—
Deferred rents receivable		**(5,749)**		(6,701)		(7,582)
Non-cash lease expense		**22,403**		17,234		11,984
Other non-cash adjustments		**(5,676)**		37,164		15,178
Changes in operating assets and liabilities:						
Tenant and other receivables		**14,370**		(20,561)		(17,074)
Related party receivables		**6,666**		(8,727)		1,451
Deferred lease costs		**(21,792)**		(10,117)		(20,900)
Other assets		**(27,343)**		20,345		(26,137)
Accounts payable, accrued expenses, other liabilities and security deposits		**(30,839)**		(66,387)		132,171
Deferred revenue		**18,332**		(1,727)		20,657
Change in lease liability - operating leases		**1,111**		(33,241)		(11,369)
Net cash provided by operating activities		**276,088**		255,979		554,236
Investing Activities						
Acquisitions of real estate property	$	**(64,491)**	$	(152,791)	$	(86,846)
Additions to land, buildings and improvements		**(300,770)**		(302,486)		(458,140)
Investments in unconsolidated joint ventures		**(184,518)**		(88,872)		(70,315)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		**141,742**		770,604		124,572
Net proceeds from disposition of real estate/joint venture interest		**626,364**		651,594		1,112,382
Cash and restricted cash assumed from acquisition of real estate investment		**60,494**		—		—
Cash assumed from consolidation of real estate investment		**—**		9,475		—
Proceeds from sale or redemption of marketable securities		**15,626**		4,528		—
Purchases of marketable securities		**—**		(10,000)		—
Other investments		**1,432**		40,200		32,479
Origination of debt and preferred equity investments		**(51,367)**		(95,695)		(360,953)
Repayments or redemption of debt and preferred equity investments		**181,293**		167,024		763,251

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

	Year Ended December 31,		
	2022	2021	2020
Net cash provided by investing activities	425,805	993,581	1,056,430
Financing Activities			
Proceeds from mortgages and other loans payable	$ 381,980	$ 39,689	$ 1,181,892
Repayments of mortgages and other loans payable	(292,364)	(375,044)	(1,186,828)
Proceeds from revolving credit facility and senior unsecured notes	1,524,000	1,488,000	1,495,000
Repayments of revolving credit facility and senior unsecured notes	(1,864,000)	(1,808,000)	(1,875,000)
Proceeds from stock options exercised and DRSPP issuance	525	1,556	1,006
Repurchase of common stock	(151,197)	(341,403)	(528,483)
Redemption of preferred stock	(17,967)	(6,040)	(82,750)
Redemption of OP units	(40,901)	(25,703)	(27,342)
Distributions to noncontrolling interests in other partnerships	(4,699)	(6,631)	(85,468)
Contributions from noncontrolling interests in other partnerships	52,164	336	12,477
Acquisition of subsidiary interest from noncontrolling interest	(29,817)	—	(1,536)
Distributions to noncontrolling interests in the Operating Partnership	(16,272)	(15,749)	(12,652)
Dividends paid on common and preferred stock	(262,136)	(271,075)	(293,996)
Other obligation related to secured borrowing	77,874	51,862	—
Tax withholdings related to restricted share awards	(3,915)	(2,990)	(4,752)
Deferred loan costs	(8,098)	(13,745)	(70,036)
Principal payments of on financing lease liabilities	—	(434)	(833)
Net cash used in financing activities	(654,823)	(1,285,371)	(1,479,301)
Net increase (decrease) in cash, cash equivalents, and restricted cash	47,070	(35,811)	131,365
Cash, cash equivalents, and restricted cash at beginning of year	336,984	372,795	241,430
Cash, cash equivalents, and restricted cash at end of period	$ 384,054	$ 336,984	$ 372,795
Supplemental cash flow disclosures:			
Interest paid	$ 169,519	$ 152,773	$ 201,348
Income taxes paid	$ 5,358	$ 4,405	$ 2,296
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Conversion of units in the Operating Partnership	$ —	$ —	$ 8,744
Redemption of units in the Operating Partnership for a joint venture sale	—	27,586	—
Exchange of preferred equity investment for real estate or equity in joint venture	190,652	—	119,497
Exchange of debt investment for real estate or equity in joint venture	193,995	9,468	122,796
Assumption of mortgage and mezzanine loans	1,712,750	60,000	—
Issuance of special dividend paid in stock	160,620	121,418	—
Tenant improvements and capital expenditures payable	18,518	7,580	1,665
Fair value adjustment to noncontrolling interest in the Operating Partnership	39,974	9,851	32,598
Investment in joint venture	47,135	—	—
Deconsolidation of a subsidiary	—	66,837	854,437
Deconsolidation of a subsidiary mortgage	—	510,000	5,593
Mortgages assumed in connection with sale of real estate	—	—	250,000
Seller financed purchases	—	—	100,000
Debt and preferred equity investments	302	8,372	9,014
Transfer of assets related to assets held for sale	—	140,855	—

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Reversal of assets held for sale	—	—	391,664
Transfer of liabilities related to assets held for sale	—	64,120	—
Extinguishment of debt in connection with property dispositions	—	53,548	—
Consolidation of real estate investment	—	119,444	—
Removal of fully depreciated commercial real estate properties	**30,359**	19,831	66,169
Sale of interest in partially owned entity	—	4,476	—
Distributions to noncontrolling interests	—	358	6,613
Share repurchase payable	—	—	3,779
Recognition of sales-type leases and related lease liabilities	—	—	119,725
Recognition of right of use assets and related lease liabilities	**57,938**	537,344	61,990

In December 2022, the Company declared a regular monthly distribution per share of $0.2708. This distribution was paid in January 2023. In December 2021, the Company declared a regular monthly distribution per share of $0.3108 that was paid in cash and a special distribution per share of $2.4392 that was paid entirely in stock. These distributions were paid in January 2022. In December 2020, the Company declared a regular monthly distribution per share of $0.3217 that was paid in cash and a special distribution per share of $1.7996 that was paid entirely in stock. These distributions were paid in January 2021.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year Ended		
	2022	**2021**	**2020**
Cash and cash equivalents	**$ 203,273**	$ 251,417	$ 266,059
Restricted cash	**180,781**	85,567	106,736
Total cash, cash equivalents, and restricted cash	**$ 384,054**	$ 336,984	$ 372,795

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2022	December 31, 2021
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,576,927	$ 1,350,701
Building and improvements	4,903,776	3,671,402
Building leasehold and improvements	1,691,831	1,645,081
Right of use asset - operating leases	1,026,265	983,723
	9,198,799	7,650,907
Less: accumulated depreciation	(2,039,554)	(1,896,199)
	7,159,245	5,754,708
Assets held for sale	—	140,855
Cash and cash equivalents	203,273	251,417
Restricted cash	180,781	85,567
Investments in marketable securities	11,240	34,752
Tenant and other receivables	34,497	47,616
Related party receivables	27,352	29,408
Deferred rents receivable	257,887	248,313
Debt and preferred equity investments, net of discounts and deferred origination fees of $1,811 and $5,057 and allowances of $6,630 and $6,630 in 2022 and 2021, respectively	623,280	1,088,723
Investments in unconsolidated joint ventures	3,190,137	2,997,934
Deferred costs, net	121,157	124,495
Other assets	546,945	262,841
Total assets [1]	$ 12,355,794	$ 11,066,629
Liabilities		
Mortgages and other loans payable, net	$ 3,227,563	$ 1,394,386
Revolving credit facility, net	443,217	381,334
Unsecured term loans, net	1,641,552	1,242,002
Unsecured notes, net	99,692	899,308
Accrued interest payable	14,227	12,698
Other liabilities	236,211	195,390
Accounts payable and accrued expenses	154,867	157,571
Deferred revenue	272,248	107,275
Lease liability - financing leases	104,218	102,914
Lease liability - operating leases	895,100	851,370
Dividend and distributions payable	21,569	187,372
Security deposits	50,472	52,309
Liabilities related to assets held for sale	—	64,120
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities [1]	7,260,936	5,748,049
Commitments and contingencies		
Limited partner interests in SLGOP (3,670 and 3,782 limited partner common units outstanding at December 31, 2022 and 2021, respectively)	269,993	344,252
Preferred units	177,943	196,075

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2022	December 31, 2021
Capital		
SLGOP partners' capital:		
Series I Preferred Units, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2022 and 2021	**221,932**	221,932
SL Green partners' capital (680 and 677 general partner common units, and 63,700 and 63,428 limited partner common units outstanding at December 31, 2022 and 2021, respectively)	**4,313,497**	4,589,702
Accumulated other comprehensive income (loss)	**49,604**	(46,758)
Total SLGOP partners' capital	**4,585,033**	4,764,876
Noncontrolling interests in other partnerships	**61,889**	13,377
Total capital	**4,646,922**	4,778,253
Total liabilities and capital	$ **12,355,794**	$ 11,066,629

[1] The Operating Partnership's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $41.2 million and $193.4 million of land, $41.0 million and $336.9 million of building and improvements, $0.0 million and $0.0 million of building and leasehold improvements, $0.0 million and $15.4 million of right of use assets, $4.4 million and $11.7 million of accumulated depreciation, $599.2 million and $574.4 million of other assets included in other line items, $49.8 million and $418.9 million of real estate debt, net, $0.2 million and $0.8 million of accrued interest payable, $0.0 million and $15.3 million of lease liabilities, and $146.4 million and $145.2 million of other liabilities included in other line items as of December 31, 2022 and December 31, 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Operations
(in thousands, except per unit data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenues						
Rental revenue, net	$	**671,500**	$	678,176	$	804,423
Investment income		**81,113**		80,340		120,163
Other income		**74,126**		85,475		128,158
Total revenues		**826,739**		843,991		1,052,744
Expenses						
Operating expenses, including related party expenses of $5,701 in 2022, $12,377 in 2021 and $12,643 in 2020		**174,063**		167,153		183,200
Real estate taxes		**138,228**		152,835		176,315
Operating lease rent		**26,943**		26,554		29,043
Interest expense, net of interest income		**89,473**		70,891		116,679
Amortization of deferred financing costs		**7,817**		11,424		11,794
Depreciation and amortization		**215,306**		216,869		313,668
Loan loss and other investment reserves, net of recoveries		**—**		2,931		35,298
Transaction related costs		**409**		3,773		503
Marketing, general and administrative		**93,798**		94,912		91,826
Total expenses		**746,037**		747,342		958,326
Equity in net loss from unconsolidated joint ventures		**(57,958)**		(55,402)		(25,195)
Equity in net (loss) gain on sale of interest in unconsolidated joint venture/real estate		**(131)**		(32,757)		2,961
Purchase price and other fair value adjustments		**(8,118)**		210,070		187,522
(Loss) gain on sale of real estate, net		**(84,485)**		287,417		215,506
Depreciable real estate reserves and impairments		**(6,313)**		(23,794)		(60,454)
Loss on early extinguishment of debt		**—**		(1,551)		—
Net (loss) income		**(76,303)**		480,632		414,758
Net loss (income) attributable to noncontrolling interests in other partnerships		**(1,122)**		1,884		(14,940)
Preferred unit distributions		**(6,443)**		(7,305)		(8,747)
Net (loss) income attributable to SLGOP		**(83,868)**		475,211		391,071
Perpetual preferred stock dividends		**(14,950)**		(14,950)		(14,950)
Net (loss) income attributable to SLGOP common unitholders	$	**(98,818)**	$	460,261	$	376,121
Basic (loss) earnings per unit	$	**(1.49)**	$	6.57	$	5.03
Diluted (loss) earnings per unit	$	**(1.49)**	$	6.50	$	5.01
Basic weighted average common units outstanding		**67,929**		69,727		74,493
Diluted weighted average common units and common unit equivalents outstanding		**67,929**		70,769		75,078

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Comprehensive Income
(in thousands)

		Year Ended December 31,				
		2022		2021		2020
Net (loss) income	$	**(76,303)**	$	480,632	$	414,758
Other comprehensive income (loss):						
Increase (decrease) in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments		**103,629**		21,427		(39,743)
(Decrease) increase in unrealized value of marketable securities		**(1,440)**		104		(1,318)
Other comprehensive income (loss)		**102,189**		21,531		(41,061)
Comprehensive income		**25,886**		502,163		373,697
Net (income) loss attributable to noncontrolling interests		**(1,122)**		1,884		(14,940)
Other comprehensive (income) loss attributable to noncontrolling interests		**(5,827)**		(1,042)		2,299
Comprehensive income attributable to SLGOP	$	**18,937**	$	503,005	$	361,056

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Capital
(in thousands, except per unit data)

	SL Green Operating Partnership Unitholders					
		Partners' Interest				
	Series I Preferred Units	Common Units	Common Unitholders	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at December 31, 2019	$ 221,932	74,672	$ 5,247,868	$ (28,485)	$ 75,883	$5,517,198
Cumulative adjustment upon adoption of ASC 326			(39,184)			(39,184)
Balance at January 1, 2020	$ 221,932	74,672	$ 5,208,684	$ (28,485)	$ 75,883	$5,478,014
Net income			371,055		14,940	385,995
Acquisition of subsidiary interest from noncontrolling interest			(3,123)		1,587	(1,536)
Other comprehensive loss				(38,762)		(38,762)
Preferred distributions			(14,950)			(14,950)
DRSPP proceeds		16	1,006			1,006
Conversion of common units		95	8,744			8,744
Reallocation of noncontrolling interests in the operating partnership			32,598			32,598
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		(33)	25,271			25,271
Repurchases of common units		(8,276)	(532,262)			(532,262)
Contributions to consolidated joint venture interests					12,477	12,477
Cash distributions to noncontrolling interests					(78,855)	(78,855)
Cash distributions declared ($4.9374 per common unit, none of which represented a return of capital for federal income tax purposes)			(341,945)			(341,945)
Balance at December 31, 2020	$ 221,932	66,474	$ 4,755,078	$ (67,247)	$ 26,032	$4,935,795
Net income			449,754		(1,884)	447,870
Other comprehensive income				20,489		20,489
Preferred distributions			(14,950)			(14,950)
DRSPP proceeds		11	738			738
Reallocation of noncontrolling interest in the operating partnership			(9,851)			(9,851)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		108	32,583			32,583
Repurchases of common units		(4,474)	(337,624)			(337,624)
Proceeds from stock options exercised		12	818			818
Contributions to consolidated joint venture interests					336	336
Sale of interest in partially owned entity					(4,476)	(4,476)
Cash distributions to noncontrolling interests					(6,631)	(6,631)
Issuance of special distribution paid in units		1,974	123,529			123,529
Cash distributions declared ($6.2729 per common unit, none of which represented a return of capital for federal income tax purposes)			(410,373)			(410,373)
Balance at December 31, 2021	$ 221,932	64,105	$ 4,589,702	$ (46,758)	$ 13,377	$4,778,253
Net loss			(78,074)		1,122	(76,952)
Acquisition of subsidiary interest from noncontrolling interest			(29,742)		(75)	(29,817)
Other comprehensive income				96,362		96,362
Preferred distributions			(14,950)			(14,950)
DRSPP proceeds		11	525			525
Reallocation of noncontrolling interest in the operating partnership			39,974			39,974
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		274	32,034			32,034
Repurchases of common units		(1,971)	(151,197)			(151,197)
Contributions to consolidated joint venture interests					52,164	52,164
Cash distributions to noncontrolling interests					(4,699)	(4,699)
Issuance of special distribution paid in units		1,961	160,620			160,620
Cash distributions declared ($3.6896 per common unit, none of which represented a return of capital for federal income tax purposes)			(235,395)			(235,395)
Balance at December 31, 2022	**$ 221,932**	**64,380**	**$ 4,313,497**	**$ 49,604**	**$ 61,889**	**$4,646,922**

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating Activities			
Net (loss) income	$ **(76,303)**	$ 480,632	$ 414,758
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	**223,123**	228,293	325,462
Equity in net loss from unconsolidated joint ventures	**57,958**	55,402	25,195
Distributions of cumulative earnings from unconsolidated joint ventures	**780**	824	679
Equity in net loss (gain) on sale of interest in unconsolidated joint venture interest/real estate	**131**	32,757	(2,961)
Purchase price and other fair value adjustments	**8,118**	(210,070)	(187,522)
Depreciable real estate reserves and impairments	**6,313**	23,794	60,454
Loss (gain) on sale of real estate, net	**84,485**	(287,417)	(215,506)
Loan loss reserves and other investment reserves, net of recoveries	**—**	2,931	35,298
Loss on early extinguishment of debt	**—**	1,551	—
Deferred rents receivable	**(5,749)**	(6,701)	(7,582)
Non-cash lease expense	**22,403**	17,234	11,984
Other non-cash adjustments	**(5,676)**	37,164	15,178
Changes in operating assets and liabilities:			
Tenant and other receivables	**14,370**	(20,561)	(17,074)
Related party receivables	**6,666**	(8,727)	1,451
Deferred lease costs	**(21,792)**	(10,117)	(20,900)
Other assets	**(27,343)**	20,345	(26,137)
Accounts payable, accrued expenses, other liabilities and security deposits	**(30,839)**	(66,387)	132,171
Deferred revenue	**18,332**	(1,727)	20,657
Change in lease liability - operating leases	**1,111**	(33,241)	(11,369)
Net cash provided by operating activities	**276,088**	255,979	554,236
Investing Activities			
Acquisitions of real estate property	$ **(64,491)**	$ (152,791)	$ (86,846)
Additions to land, buildings and improvements	**(300,770)**	(302,486)	(458,140)
Investments in unconsolidated joint ventures	**(184,518)**	(88,872)	(70,315)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	**141,742**	770,604	124,572
Net proceeds from disposition of real estate/joint venture interest	**626,364**	651,594	1,112,382
Cash and restricted cash assumed from acquisition of real estate investment	**60,494**	—	—
Cash assumed from consolidation of real estate investment	**—**	9,475	—
Proceeds from sale or redemption of marketable securities	**15,626**	4,528	—
Purchases of marketable securities	**—**	(10,000)	—
Other investments	**1,432**	40,200	32,479
Origination of debt and preferred equity investments	**(51,367)**	(95,695)	(360,953)
Repayments or redemption of debt and preferred equity investments	**181,293**	167,024	763,251

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net cash provided by investing activities	**425,805**	993,581	1,056,430
Financing Activities			
Proceeds from mortgages and other loans payable	**$ 381,980**	$ 39,689	$ 1,181,892
Repayments of mortgages and other loans payable	**(292,364)**	(375,044)	(1,186,828)
Proceeds from revolving credit facility and senior unsecured notes	**1,524,000**	1,488,000	1,495,000
Repayments of revolving credit facility and senior unsecured notes	**(1,864,000)**	(1,808,000)	(1,875,000)
Proceeds from stock options exercised and DRSPP issuance	**525**	1,556	1,006
Repurchase of common units	**(151,197)**	(341,403)	(528,483)
Redemption of preferred units	**(17,967)**	(6,040)	(82,750)
Redemption of OP units	**(40,901)**	(25,703)	(27,342)
Distributions to noncontrolling interests in other partnerships	**(4,699)**	(6,631)	(85,468)
Contributions from noncontrolling interests in other partnerships	**52,164**	336	12,477
Acquisition of subsidiary interest from noncontrolling interest	**(29,817)**	—	(1,536)
Distributions paid on common and preferred units	**(278,408)**	(286,824)	(306,648)
Other obligation related to secured borrowing	**77,874**	51,862	—
Tax withholdings related to restricted share awards	**(3,915)**	(2,990)	(4,752)
Deferred loan costs	**(8,098)**	(13,745)	(70,036)
Principal payments of on financing lease liabilities	**—**	(434)	(833)
Net cash used in financing activities	**(654,823)**	(1,285,371)	(1,479,301)
Net increase (decrease) in cash, cash equivalents, and restricted cash	**47,070**	(35,811)	131,365
Cash, cash equivalents, and restricted cash at beginning of year	**336,984**	372,795	241,430
Cash, cash equivalents, and restricted cash at end of period	**$ 384,054**	$ 336,984	$ 372,795
Supplemental cash flow disclosures:			
Interest paid	**$ 169,519**	$ 152,773	$ 201,348
Income taxes paid	**$ 5,358**	$ 4,405	$ 2,296
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Conversion of units in the Operating Partnership	**$ —**	$ —	$ 8,744
Redemption of units in the Operating Partnership for a joint venture sale	**—**	27,586	—
Exchange of preferred equity investment for real estate or equity in joint venture	**190,652**	—	119,497
Exchange of debt investment for real estate or equity in joint venture	**193,995**	9,468	122,796
Assumption of mortgage and mezzanine loans	**1,712,750**	60,000	—
Issuance of special distribution paid in units	**160,620**	121,418	—
Tenant improvements and capital expenditures payable	**18,518**	7,580	1,665
Fair value adjustment to noncontrolling interest in the Operating Partnership	**39,974**	9,851	32,598
Investment in joint venture	**47,135**	—	—
Deconsolidation of a subsidiary	**—**	66,837	854,437
Deconsolidation of a subsidiary mortgage	**—**	510,000	5,593
Mortgages assumed in connection with sale of real estate	**—**	—	250,000
Seller financed purchases	**—**	—	100,000
Debt and preferred equity investments	**302**	8,372	9,014
Transfer of assets related to assets held for sale	**—**	140,855	—

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Reversal of assets held for sale	—	—	391,664
Transfer of liabilities related to assets held for sale	—	64,120	—
Extinguishment of debt in connection with property dispositions	—	53,548	—
Consolidation of real estate investment	—	119,444	—
Removal of fully depreciated commercial real estate properties	**30,359**	19,831	66,169
Sale of interest in partially owned entity	—	4,476	—
Distributions to noncontrolling interests	—	358	6,613
Share repurchase payable	—	—	3,779
Recognition of sales-type leases and related lease liabilities	—	—	119,725
Recognition of right of use assets and related lease liabilities	**57,938**	537,344	61,990

In December 2022, the Company declared a regular monthly distribution per share of $0.2708. This distribution was paid in January 2023. In December 2021, the Company declared a regular monthly distribution per share of $0.3108 that was paid in cash and a special distribution per share of $2.4392 that was paid entirely in stock. These distributions were paid in January 2022. In December 2020, the Company declared a regular monthly distribution per share of $0.3217 that was paid in cash and a special distribution per share of $1.7996 that was paid entirely in stock. These distributions were paid in January 2021.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year Ended		
	2022	**2021**	**2020**
Cash and cash equivalents	$ **203,273**	$ 251,417	$ 266,059
Restricted cash	**180,781**	85,567	106,736
Total cash, cash equivalents, and restricted cash	$ **384,054**	$ 336,984	$ 372,795

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Basis of Presentation

SL Green Realty Corp., which is referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Operating Partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies which are referred to as S.L. Green Management Corp, or the Service Corporation. All of the management, leasing and construction services that are provided to the properties that are wholly-owned by us and that are provided to certain joint ventures are conducted through SL Green Management LLC and S.L. Green Management Corp., respectively, which are 100% owned by the Operating Partnership. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to minimize the payment of Federal income taxes at the corporate level. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

Substantially all of our assets are held by, and all of our operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2022, noncontrolling investors held, in the aggregate, a 5.39% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interests in the Operating Partnership. The Operating Partnership is considered a variable interest entity, or VIE, in which we are the primary beneficiary. See Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements."

On December 31, 2022, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

		Consolidated		Unconsolidated		Total		
Location	Property Type	Number of Buildings	Approximate Square Feet (unaudited)	Number of Buildings	Approximate Square Feet (unaudited)	Number of Buildings	Approximate Square Feet (unaudited)	Weighted Average Occupancy(1) (unaudited)
Commercial:								
Manhattan	Office	13	9,963,138	12	13,998,381	25	23,961,519	90.7 %
	Retail	2	17,888	9	301,996	11	319,884	91.2 %
	Development/ Redevelopment (1)	5	1,685,215	3	2,746,241	8	4,431,456	N/A
		20	11,666,241	24	17,046,618	44	28,712,859	90.7 %
Suburban	Office	7	862,800	—	—	7	862,800	79.3 %
Total commercial properties		27	12,529,041	24	17,046,618	51	29,575,659	90.3 %
Residential:								
Manhattan	Residential (2)	1	140,382	—	—	1	140,382	89.5 %
Total portfolio		28	12,669,423	24	17,046,618	52	29,716,041	90.3 %

(1) The weighted average occupancy for commercial properties represents the total occupied square footage divided by the total square footage at acquisition. The weighted average occupancy for residential properties represents the total occupied units divided by the total available units. Properties under construction are not included in the calculation of weighted average occupancy.

(2) As of December 31, 2022, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet (unaudited) of residential space and approximately 50,206 square feet (unaudited) of office and retail space that is under development. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2022, we also managed one office building owned by a third party encompassing approximately 0.3 million square feet (unaudited), and held debt and preferred equity investments with a book value of $623.3 million, excluding debt and preferred equity investments and other financing receivables totaling $8.5 million that are included in balance sheet line items other than the Debt and preferred equity investments line item.

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership, or the Operating Partnership Agreement, we allocate all distributions and profits and losses in proportion to the percentage of ownership interests of the respective partners, subject to the priority distributions with respect to preferred units and special provisions that apply to Long Term Incentive Plan ("LTIP") Units. As the managing general partner of the Operating Partnership, we are required to take such reasonable efforts, as determined by us in our sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by us to minimize any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement, each limited partner has the right to redeem units of limited partnership interests for cash, or if we so elect, shares of SL Green's common stock on a one-for-one basis.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us. Entities which we do not control through our voting interest and entities which are variable interest entities, but where we are not the primary beneficiary, are accounted for under the equity method. See Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures." All significant intercompany balances and transactions have been eliminated.

We consolidate a VIE in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheet and the presentation of net income is modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests.

We assess the accounting treatment for each joint venture and debt and preferred equity investment. This assessment includes a review of each joint venture or limited liability company agreement to determine the rights provided to each party and whether those rights are protective or participating. For all VIEs, we review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity's economic performance. In situations where we and our partner approve, among other things, the annual budget, receive a detailed monthly reporting package, meet on a quarterly basis to review the results of the joint venture, review and approve the joint venture's tax return before filing, and approve all leases that cover more than a nominal amount of space relative to the total rentable space at each property, we do not consolidate the joint venture as we consider these to be substantive participation rights that result in shared power of the activities that most significantly impact the performance of the joint venture. Our joint venture agreements typically contain certain protective rights such as requiring partner approval to sell, finance or refinance the property and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity at their respective fair values on the acquisition date. When we acquire our partner's equity interest in an existing unconsolidated joint venture and gain control over the investment, we record the consolidated investment at fair value. The difference between the book value of our equity investment on the purchase date and our share of the fair value of the investment's purchase price is recorded as a purchase price fair value adjustment in our consolidated statements of operations. See Note 3, "Property Acquisitions."

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building (inclusive of tenant improvements) over their estimated useful lives, which generally range from 3 years to 40 years. We amortize the amount allocated to the above- and below-market leases over the remaining term of the associated lease, which generally range from 1 year to 15 years, and record it as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income. We amortize the amount allocated to the values associated with in-place leases over the expected term of the associated lease, which generally ranges from 1 year to 15 years. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. To the extent acquired leases contain fixed rate renewal options that are below-market and determined to be material, we amortize such below-market lease value into rental income over the renewal period. As of December 31, 2022, the weighted average amortization period for above-market leases, below-market leases, and in-place lease costs is 6.3 years, 7.4 years, and 8.1 years, respectively.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that we are reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Company records a lease liability which is measured as the present value of the lease payments and a right of use asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Company applies a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is known, the Company uses that rate. If the rate implicit in the lease is not known, the Company uses a discount rate reflective of the Company's collateralized borrowing rate given the term of the lease. To determine the discount rate, the Company employs a third party specialist to develop an analysis based primarily on the observable borrowing rates of the Company, other REITs, and other corporate borrowers with long-term borrowings. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense. When applicable, the Company combines the consideration for lease and non-lease components in the calculation of the value of the lease obligation and right-of-use asset.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

Properties other than Right of use assets - operating leases are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Right of use assets - financing leases	lesser of 40 years or remaining lease term
Furniture and fixtures	4 to 7 years
Tenant improvements	shorter of remaining term of the lease or useful life

Right of use assets - operating leases are amortized over the remaining lease term. The amortization is made up of the principal amortization under the lease liability plus or minus the straight-line adjustment of the operating lease rent under ASC 842.

Depreciation expense (including amortization of right of use assets - financing leases) totaled $190.1 million, $187.3 million, and $277.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

On a periodic basis, we assess whether there are any indications that the value of our real estate properties may be impaired or that their carrying value may not be recoverable. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with Accounting Standards Codification, or ASC 820. We also evaluate our real estate properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded.

For the years ended December 31, 2022 and 2020, we recognized $5.7 million and $5.9 million, respectively, of rental revenue for the amortization of aggregate below-market leases in excess of above-market leases resulting from the allocation of the purchase price of the applicable properties. For the year ended December 31, 2021, we recognized a reduction of rental revenue of ($4.2 million) for the amortization of aggregate above-market leases in excess of below-market leases.

The following summarizes our identified intangible assets (acquired above-market leases and in-place leases) and intangible liabilities (acquired below-market leases) as of December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		**2021**	
Identified intangible assets (included in other assets):				
Gross amount	$	**403,552**	$	199,722
Accumulated amortization		**(190,066)**		(182,643)
Net [1]	$	**213,486**	$	17,079
Identified intangible liabilities (included in deferred revenue):				
Gross amount	$	**361,338**	$	212,767
Accumulated amortization		**(212,191)**		(210,262)
Net [1]	$	**149,147**	$	2,505

(1) As of December 31, 2022, no net intangible assets and no net intangible liabilities were reclassified to assets held for sale and liabilities related to assets held for sale. As of December 31, 2021, $1.8 million of net intangible assets and no net intangible liabilities were reclassified to assets held for sale and liabilities related to assets held for sale.

The estimated annual amortization of acquired above-market leases, net of acquired (below-market) leases (a component of rental revenue), for each of the five succeeding years is as follows (in thousands):

2023	$ (23,580)
2024	(14,878)
2025	(14,760)
2026	(11,775)
2027	(11,029)

The estimated annual amortization of all other identifiable assets (a component of depreciation and amortization expense) including tenant improvements for each of the five succeeding years is as follows (in thousands):

2023	$ 65,130
2024	38,982
2025	37,298
2026	31,381
2027	25,058

Cash and Cash Equivalents

We consider all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of our tenants, interest reserves, as well as capital improvement and real estate tax escrows required under certain loan agreements.

Fair Value Measurements

See Note 16, "Fair Value Measurements."

Investment in Marketable Securities

At acquisition, we designate a debt security as held-to-maturity, available-for-sale, or trading. As of December 31, 2022, we did not have any debt securities designated as held-to-maturity or trading. We account for our available-for-sale securities at fair value pursuant to ASC 820-10, with the net unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. The cost of marketable securities sold and the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined using the specific identification method. Credit losses are recognized in accordance with ASC 326. We account for our equity marketable securities at fair value pursuant to ASC 820-10, with the net unrealized gains or losses reported in net income.

As of December 31, 2022 and 2021, we held the following marketable securities (in thousands):

	December 31,			
	2022		**2021**	
Commercial mortgage-backed securities	$	**11,240**	$	24,146
Total marketable securities available-for-sale	$	**11,240**	$	24,146
Equity marketable securities	$	**—**	$	10,606
Total investment in marketable securities	$	**11,240**	$	34,752

The cost basis of the commercial mortgage-backed securities was $11.5 million and $23.0 million as of December 31, 2022 and 2021, respectively. These securities mature at various times through 2030. All securities were in an unrealized loss position as of December 31, 2022 with an unrealized loss of $0.3 million and fair market value of $11.2 million. The securities were in a continuous loss position for less than 12 months. All securities were in an unrealized gain position as of December 31, 2021 except for one security, which had an unrealized loss of $0.6 million and a fair market value of $7.2 million, and was in a continuous unrealized loss position for more than 12 months. This marketable security was sold at par during the year ended December 31, 2022. We do not intend to sell our other securities, and it is more likely than not that we will not be required to sell the investment before the recovery of their amortized cost basis.

During the year ended December 31, 2022, we received aggregate net proceeds of $7.8 million from the sale of one debt marketable security and $3.7 million from the repayment of one debt marketable security. During the year ended December 31, 2021, we received aggregate net proceeds of $4.5 million from the repayment of one debt marketable security. During the year ended December 31, 2020, we did not dispose of any debt marketable securities.

We held no equity marketable securities as of December 31, 2022 as we sold the one equity marketable security that was held as of December 31, 2021 during the year ended December 31, 2022, for which we received aggregate net proceeds of $4.2 million. We did not dispose of any equity marketable securities during the year ended December 31, 2021. We recognized $6.5 million of realized losses and $0.6 million of unrealized gains for the years ended December 31, 2022 and 2021, respectively.

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. Unless we are determined to be the primary beneficiary in a VIE, these participating rights preclude us from consolidating these VIE entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint ventures' actual and projected cash flows. We do not believe that the values of any of our equity investments were impaired at December 31, 2022.

We may originate loans for real estate acquisition, development and construction ("ADC loans"), where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Deferred Lease Costs

Deferred lease costs consist of incremental fees and direct costs that would not have been incurred if the lease had not been obtained and are amortized on a straight-line basis over the related lease term. Certain of our employees provide leasing services to the wholly-owned properties. For the years ended December 31, 2022, 2021 and 2020, $6.6 million, $6.2 million, and $5.4 million of their compensation, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal, title and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not close. Deferred financing costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

Lease Classification

Lease classification for leases under which the Company is the lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Revenue Recognition

Rental revenue for operating leases is recognized on a straight-line basis over the term of the lease. Rental revenue recognition commences when the leased space is available for its intended use by the lessee.

To determine whether the leased space is available for its intended use by the lessee, management evaluates whether we or the tenant are the owner of tenant improvements for accounting purposes. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the consolidated balance sheets.

In addition to base rent, our tenants also generally will pay variable rent which represents their pro rata share of increases in real estate taxes and certain operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in certain building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) are typically provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours. These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

Rental revenue is recognized if collectability is probable. If collectability of substantially all of the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current-period adjustment to rental revenue. A subsequent change in the assessment of collectability to probable may result in a current-period adjustment to rental revenue for any difference between the rental revenue that would have been recognized if collectability had always been assessed as probable and the rental revenue recognized to date.

The Company provides its tenants with certain customary services for lease contracts such as common area maintenance and general security. We have elected to combine the non-lease components with the lease components of our operating lease agreements and account for them as a single lease component in accordance with ASC 842.

We record a gain or loss on sale of real estate assets when we no longer have a controlling financial interest in the entity owning the real estate, a contract exists with a third party and that third party has control of the assets acquired.

Investment income on debt and preferred equity investments is accrued based on the contractual terms of the instruments and when it is deemed collectible. Some debt and preferred equity investments provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest is collectible. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

Deferred origination fees, original issue discounts and loan origination costs, if any, are recognized as an adjustment to interest income over the terms of the related investments using the effective interest method. Fees received in connection with loan commitments are also deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Discounts or premiums associated with the purchase of loans are amortized or accreted into interest income as a yield adjustment on the effective interest method based on expected cash flows through the expected maturity date of the related investment. If we purchase a debt or preferred equity investment at a discount, intend to hold it until maturity and expect to recover the full value of the investment, we accrete the discount into income as an adjustment to yield over the term of the investment. If we purchase a debt or preferred equity investment at a discount with the intention of foreclosing on the collateral, we do not accrete the discount. For debt investments acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted. Anticipated exit fees, the collection of which is expected, are also recognized over the term of the loan as an adjustment to yield.

We consider a debt and preferred equity investment to be past due when amounts contractually due have not been paid. Debt and preferred equity investments are placed on a non-accrual status at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest income becomes doubtful. Interest income recognition is resumed on any debt or preferred equity investment that is on non-accrual status when such debt or preferred equity investment becomes contractually current and performance is demonstrated to be resumed.

We may syndicate a portion of the loans that we originate or sell the loans individually. When a transaction meets the criteria for sale accounting, we recognize gain or loss based on the difference between the sales price and the carrying value of the loan sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in investment income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of investment income.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Debt and Preferred Equity Investments

Debt and preferred equity investments are presented at the net amount expected to be collected in accordance with ASC 326. An allowance for loan losses is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected through the expected maturity date of such investments. The expense for loan loss and other investment reserves is the charge to earnings to adjust the allowance for loan losses to the appropriate level. Amounts are written off from the allowance when we de-recognize the related investment either as a result of a sale of the investment or acquisition of equity interests in the collateral.

The Company evaluates the amount expected to be collected based on current market and economic conditions, historical loss information, and reasonable and supportable forecasts. The Company's assumptions are derived from both internal data and external data which may include, among others, governmental economic projections for the New York City Metropolitan area, public data on recent transactions and filings for securitized debt instruments. This information is aggregated by asset class and adjusted for duration. Based on these inputs, loans are evaluated at the individual asset level. In certain instances, we may also use a probability-weighted model that considers the likelihood of multiple outcomes and the amount expected to be collected for each outcome.

The evaluation of the possible credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor requires significant judgment, which include both asset level and market assumptions over the relevant time period.

In addition, quarterly, the Company assigns each loan a risk rating. Based on a 3-point scale, loans are rated "1" through "3," from lower risk to higher risk, which ratings are defined as follows: 1 - Low Risk Assets - Low probability of loss, 2 - Watch List Assets - Higher potential for loss, 3 - High Risk Assets - Loss more likely than not. Loans with risk ratings of 2 or above are evaluated to determine whether the expected risk of loss is appropriately captured through the combination of our expectations of current conditions, historical loss information and supportable forecasts described above or whether risk characteristics specific to the loan warrant the use of a probability-weighted model.

Financing investments that are classified as held for sale are carried at the expected amount to be collected or fair market value using available market information obtained through consultation with dealers or other originators of such investments as well as discounted cash flow models based on Level 3 data pursuant to ASC 820-10. As circumstances change, management may conclude not to sell an investment designated as held for sale. In such situations, the investment will be reclassified at its expected amount to be collected.

Other financing receivables that are included in balance sheet line items other than the Debt and preferred equity investments line are also measured at the net amount expected to be collected.

Accrued interest receivable amounts related to these debt and preferred equity investment and other financing receivables are recorded at the net amount expected to be collected within Other assets in the consolidated balance sheets. Accrued interest receivables that are written off are recognized as an expense in loan loss and other investment reserves.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the lease liability - operating leases on the consolidated balance sheets.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Transaction Costs

Transaction costs for asset acquisitions are capitalized to the investment basis, which is then subject to a purchase price allocation based on relative fair value. Transaction costs for business combinations or costs incurred on potential transactions that are not consummated are expensed as incurred.

Income Taxes

SL Green is taxed as a REIT under Section 856(c) of the Code. As a REIT, SL Green generally is not subject to Federal income tax. To maintain its qualification as a REIT, SL Green must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. If SL Green fails to qualify as a REIT in any taxable year, SL Green will be subject to Federal income tax on its taxable income at regular corporate rates. SL Green may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on its undistributed taxable income.

The Operating Partnership is a partnership and, as a result, all income and losses of the partnership are allocated to the partners for inclusion in their respective income tax returns. The only provision for income taxes included in the consolidated statements of operations relates to the Operating Partnership's consolidated taxable REIT subsidiaries. The Operating Partnership may also be subject to certain state, local and franchise taxes.

We have elected, and may elect in the future, to treat certain of our corporate subsidiaries as taxable REIT subsidiaries, or TRSs. In general, TRSs may perform non-customary services for the tenants of the Company, hold assets that we cannot hold directly and generally may engage in any real estate or non-real estate related business. The TRSs generate income, resulting in Federal and state income tax liability for these entities.

During the years ended December 31, 2022, 2021 and 2020, we recorded Federal, state and local tax provisions of $3.7 million, $2.8 million, and $1.2 million, respectively. For the year ended December 31, 2022, the Company paid distributions on its common stock of $6.17 per share which represented $2.56 per share of ordinary income and $1.17 per share of capital gains. For the year ended December 31, 2021, the Company paid distributions on its common stock of $8.09 per share which represented $0.50 per share of ordinary income, and $5.92 per share of capital gains. For the year ended December 31, 2020, the Company paid distributions on its common stock of $5.54 per share which represented $1.84 per share of ordinary income and $3.06 per share of capital gains.

We follow a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that is more-likely-than-not to be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited.

Stock Based Employee Compensation Plans

We have a stock-based employee compensation plan, described more fully in Note 14, "Share-based Compensation."

For share-based awards with a performance or market measure, we recognize compensation cost over the requisite service period, using the accelerated attribution expense method. The requisite service period begins on the date the compensation committee of our Board of Directors authorizes the award, adopts any relevant performance measures and communicates the award to the employees. For programs with awards that vest based on the achievement of a performance condition or market condition, we determine whether it is probable that the performance condition will be met, and estimate compensation cost based on the fair value of the award at the applicable award date estimated using a binomial model or market quotes. For share-based awards for which there is no pre-established performance measure, we recognize compensation cost over the service vesting period, which represents the requisite service period, on a straight-line basis. In accordance with the provisions of our share-based incentive compensation plans, we accept the return of shares of the Company's common stock, at the current quoted market price, from certain key employees to satisfy minimum statutory tax-withholding requirements related to shares that vested during the period.

Awards can also be made in the form of a separate series of units of limited partnership interest in the Operating Partnership called long-term incentive plan units, or LTIP units. LTIP units, which can be granted either as free-standing awards or in tandem with other awards under our stock incentive plan, are valued by reference to the value of the Company's common stock at the time of grant and are subject to such conditions and restrictions as the compensation committee of the Company's board of directors may determine, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives.

The Company's stock options are recorded at fair value at the time of issuance. Fair value of the stock options is determined using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

Compensation cost for stock options, if any, is recognized over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of the Company's common stock on either the grant date or the date immediately preceding the grant date. Awards of stock or restricted stock are expensed as compensation over the benefit period based on the fair value of the stock on the grant date.

Derivative Instruments

In the normal course of business, we use a variety of commonly used derivative instruments, such as interest rate swaps, caps, collars and floors, to manage, or hedge, interest rate risk. Effectiveness is essential for those derivatives that we intend to qualify for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

We use a variety of conventional derivative products. These derivatives typically include interest rate swaps, caps, collars and floors. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of interest payments. For all hedges held by us that meet the hedging objectives established by our corporate policy governing interest rate risk management, no net gains or losses were reported in earnings. The changes in fair value of derivative instruments designated as hedge instruments are reflected in accumulated other comprehensive income (loss). For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings per Share of the Company

The Company presents both basic and diluted earnings per share ("EPS") using the two-class method, which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Basic EPS includes participating securities, consisting of unvested restricted stock that receive nonforfeitable dividends similar to shares of common stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. Diluted EPS also includes units of limited partnership interest. The dilutive effect of stock options is reflected in the weighted average diluted outstanding shares calculation by application of the treasury stock method.

Earnings per Unit of the Operating Partnership

The Operating Partnership presents both basic and diluted earnings per unit ("EPU") using the two-class method, which is an earnings allocation formula that determines EPU for common units and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPU is computed by dividing the income available to common unitholders by the weighted-average number of common units outstanding for the period. Basic EPU includes participating securities, consisting of unvested restricted units that receive nonforfeitable dividends similar to shares of common units. Diluted EPU reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units, where such exercise or conversion would result in a lower EPU amount. The dilutive effect of unit options is reflected in the weighted average diluted outstanding units calculation by application of the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, debt and preferred equity investments and accounts receivable. We place our cash investments with high quality financial institutions. The collateral securing our debt and preferred equity investments is located in New York City. See Note 5, "Debt and Preferred Equity Investments."

We perform initial and ongoing evaluations of the credit quality of our tenants and require most tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the total value of a tenant's lease obligation, they are a measure of good faith and a potential source of funds to offset the economic costs associated with lost revenue from that tenant and the costs associated with re-tenanting a space. The properties in our real estate portfolio are located in the New York metropolitan area, principally in Manhattan. Our tenants operate in various industries. Other than one tenant, Paramount Global (formerly ViacomCBS Inc.), which accounted for 5.4% of our share of annualized cash rent as of December 31, 2022, no other tenant in our portfolio accounted for more than 5.0% of our share of annualized cash rent, including our share of joint venture annualized cash rent, as of December 31, 2022.

For the years ended December 31, 2022, 2021, and 2020, the following properties contributed more than 5.0% of our annualized cash rent from office properties, including our share of annualized cash rent from joint venture office properties:

Property	2022	Property	2021	Property	2020
One Vanderbilt Avenue	14.1%	11 Madison Avenue	10.8%	11 Madison Avenue	8.2%
245 Park Avenue	10.0%	420 Lexington Avenue	8.3%	420 Lexington Avenue	7.5%
11 Madison Avenue	7.8%	1515 Broadway	8.1%	1185 Avenue of the Americas	6.9%
420 Lexington Avenue	6.3%	1185 Avenue of the Americas	8.0%	1515 Broadway	6.6%
1515 Broadway	5.8%	280 Park Avenue	6.7%	220 East 42nd Street	5.9%
1185 Avenue of the Americas	5.1%	919 Third Avenue	5.3%	280 Park Ave	5.4%
280 Park Avenue	5.1%	485 Lexington Avenue	5.3%		
		555 West 57th Street	5.2%		

As of December 31, 2022, 58.1% of our work force is covered by five collective bargaining agreements, and 44.1% of our work force is covered by collective bargaining agreements that expire before December 31, 2023. See Note 19, "Benefits Plans."

Reclassification

Certain prior year balances have been reclassified to conform to our current year presentation.

Accounting Standards Updates

In March 2022, the FASB issued ASU No. 2022-02 Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulties. Additionally, ASU 2022-02 requires an entity to disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross write-off information must be included in the vintage disclosures required for entities in accordance with Subtopic 326-20, which requires that an entity disclose the amortized cost basis of financing receivables by credit-quality indicator and class of financing receivable by year of origination. ASU 2022-02 is effective for reporting periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of the adoption of ASU 2022-02 on our consolidated financial statements, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842) Lessors - Certain Leases with Variable Lease Payments. ASU 2021-05 amends the lease classification requirements for lessors when classifying and accounting for a lease with variable lease payments that do not depend on a reference rate index or a rate. The update provides criteria, that if met, the lease would be classified and accounted for as an operating lease. ASU 2021-05 is effective for reporting periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 and it did not have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued Accounting Standard Update, or "ASU," No. 2020-06 Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for reporting periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 and it did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04 Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting and then in January 2021, the FASB issued ASU No. 2021-01. The amendments provide practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance is optional and is effective between March 12, 2020 and December 31, 2024, which was extended from the original sunset date of December 31, 2022 when the FASB issued ASU No. 2022-06 in December 2022. The guidance may be elected over time as reference rate reform activities occur. During the first quarter of 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The impact of this guidance did not have a material impact on the Company's consolidated financial statements.

3. Property Acquisitions

2022 Acquisitions

The following table summarizes the properties acquired during the year ended December 31, 2022:

Property	Acquisition Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
245 Park Avenue [1]	September 2022	Fee Interest	1,782,793	$ 1,960.0

(1) On October 31, 2021, HNA, through an affiliated entity, filed for Chapter 11 bankruptcy protection on account of its investment in 245 Park Avenue, together with another asset in Chicago. On July 8, 2022, certain of the debtors and affiliates of SL Green entered into a Plan Sponsorship and Investment Agreement (the "Plan"), pursuant to which SL Green became the stalking horse bidder for the property. Since the debtors did not receive any qualifying bids for the property and the Plan was confirmed, SL Green acquired full ownership and control of the property in September 2022, at which time our outstanding preferred equity and accrued interest balance were credited to our equity investment in the property. We recorded the assets acquired and liabilities assumed at fair value. See Note 5, "Debt and Preferred Equity Investments" and Note 16, "Fair Value Measurements."

2021 Acquisitions

The following table summarizes the properties acquired during the year ended December 31, 2021:

Property	Acquisition Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
885 Third Avenue [1]	January 2021	Fee Interest	625,000	$ 387.9
461 Fifth Avenue [2]	June 2021	Fee Interest	200,000	28.0
1591-1597 Broadway	September 2021	Fee Interest	7,684	121.0
690 Madison Avenue [3]	September 2021	Fee Interest	7,848	72.2

(1) In January 2021, pursuant to the partnership documents of our 885 Third Avenue investment, certain participating rights of the common member expired. As a result, it was determined that this investment is a VIE in which we are the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value. Prior to January 2021, the investment was accounted for under the equity method. See Note 6, "Investments in Unconsolidated Joint Ventures" and Note 16, "Fair Value Measurements.

(2) In April 2021, the Company exercised its option to acquire the fee interest in the property from the ground lessor and the Company acquired the fee interest in June 2021. The Company held the leasehold interest in the property prior to exercising its option.

(3) In September 2021, the Company was the successful bidder for the fee interest in 690 Madison Avenue at the foreclosure of the asset. The property previously served as collateral for a debt and preferred equity investment. We recorded the assets acquired and liabilities assumed at fair value. See Note 5, "Debt and Preferred Equity Investments" and Note 16, "Fair Value Measurements."

2020 Acquisitions

The following table summarizes the properties acquired during the year ended December 31, 2020:

Property	Acquisition Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
762 Madison Avenue [1]	January 2020	Fee Interest	6,109	$ 29.3
707 Eleventh Avenue	January 2020	Fee Interest	159,720	90.0
15 Beekman [2]	January 2020	Leasehold Interest	98,412	—
590 Fifth Avenue [3]	October 2020	Fee Interest	103,300	107.2

(1) The Company acquired from our joint venture partner the remaining 10% interest in this property that the Company did not already own.

(2) In January 2020, the Company entered into a 99-year ground lease of 126 Nassau Street and subsequently renamed the property 15 Beekman. In August 2020, we entered into a partnership as part of the capitalization of this development project. See note 6, "Investment in Unconsolidated Joint Ventures."

(3) The property previously served as collateral for a debt and preferred equity investment and was acquired through a negotiated transaction with the sponsor.

4. Properties Held for Sale and Property Dispositions

Properties Held for Sale

As of December 31, 2022, no properties were classified as held for sale.

As of December 31, 2021, 1080 Amsterdam Avenue and 707 Eleventh Avenue were classified as held for sale, as we entered into an agreement to sell the properties, which closed in the first quarter of 2022. The Company recorded a $15.0 million charge in connection with the classification of 707 Eleventh Avenue as held for sale, which is included in Depreciable real estate reserves and impairments in the consolidated statement of operations.

Property Dispositions

The following table summarizes the properties sold during the years ended December 31, 2022, 2021, and 2020:

Property	Disposition Date	Property Type	Unaudited Approximate Usable Square Feet	Sales Price [1] (in millions)	(Loss) Gain on Sale [2] (in millions)
885 Third Avenue - Office Condominium Units [3]	December 2022	Fee / Leasehold Interest	414,317	$ 300.4	$ (24.0)
609 Fifth Avenue	June 2022	Fee Interest	138,563	100.5	(80.2)
1591-1597 Broadway	May 2022	Fee Interest	7,684	121.0	(4.5)
1080 Amsterdam Avenue	April 2022	Leasehold Interest	85,250	42.7	17.9
707 Eleventh Avenue	February 2022	Fee Interest	159,720	95.0	(0.8)
110 East 42nd Street	December 2021	Fee Interest	215,400	117.1	3.6
590 Fifth Avenue	October 2021	Fee Interest	103,300	103.0	(3.2)
220 East 42nd Street [4]	July 2021	Fee Interest	1,135,000	783.5	175.1
635-641 Sixth Avenue	June 2021	Fee Interest	267,000	325.0	99.4
106 Spring Street [5]	March 2021	Fee Interest	5,928	35.0	(2.8)
133 Greene Street [5]	February 2021	Fee Interest	6,425	15.8	0.2
712 Madison Avenue [6]	January 2021	Fee Interest	6,600	43.0	(1.4)
30 East 40th Street	December 2020	Leasehold Interest	69,446	5.2	(1.6)
1055 Washington Boulevard	December 2020	Leasehold Interest	182,000	23.8	(11.5)
Williamsburg Terrace	December 2020	Fee Interest	52,000	32.0	11.8
410 Tenth Avenue	December 2020	Fee Interest	638,000	952.5	56.4
400 East 58th Street	September 2020	Fee Interest	140,000	62.0	8.3
609 Fifth Avenue - Retail Condominium	May 2020	Fee Interest	21,437	168.0	63.3
315 West 33rd Street - The Olivia	March 2020	Fee Interest	492,987	446.5	71.8

(1) Sales price represents the gross sales price for a property or the gross asset valuation for interests in a property.
(2) The (losses) gains on sale are net of $11.2 million, $13.7 million, and $10.5 million of employee compensation accrued in connection with the realization of the investment dispositions during the years ended December 31, 2022, 2021, and 2020, respectively. Additionally, amounts do not include adjustments for expenses recorded in subsequent periods.
(3) In December 2022, the Company sold 414,317 square feet of office leasehold condominium units at the property. The Company retained the remaining 218,796 square feet of the building.
(4) In July 2021, the Company sold a 49% interest, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and the deconsolidation of the 51.0% interest we retained. We recorded our investment at fair value which resulted in the recognition of a fair value adjustment of $206.8 million, which is reflected in the Company's consolidated statements of operations within Purchase price and other fair value adjustments. See Note 6, "Investments in Unconsolidated Joint Ventures."
(5) In March 2021, the property was foreclosed by the lender.
(6) Disposition resulted from the ground lessee exercising its purchase option under a ground lease arrangement.

5. Debt and Preferred Equity Investments

Below is a summary of the activity in our debt and preferred equity investments for the years ended December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Balance at beginning of year [1]	$ 1,088,723	$ 1,076,542
Debt investment originations/fundings/accretion [2]	62,992	193,824
Preferred equity investment originations/accretion [2]	37,505	13,220
Redemptions/sales/syndications/equity ownership/amortization	(565,940)	(201,446)
Net change in loan loss reserves	—	6,583
Balance at end of period [1]	$ 623,280	$ 1,088,723

(1) Net of unamortized fees, discounts, and premiums.
(2) Accretion includes amortization of fees and discounts and paid-in-kind investment income.

Below is a summary of our debt and preferred equity investments as of December 31, 2022 (dollars in thousands):

	Floating Rate			Fixed Rate			Total		
Type	Carrying Value	Face Value	Interest Rate	Carrying Value	Face Value	Interest Rate	Total Carrying Value	Senior Financing	Maturity[1]
Mezzanine Debt	$ 144,056	$ 144,402	L + 4.95 - 12.38%	$ 359,366	$ 367,461	7.00 - 14.30%	$ 503,422	$1,691,780	2023 - 2029
Preferred Equity	—	—	—	119,858	119,858	6.50%	119,858	250,000	2027
Balance at end of period	$ 144,056	$ 144,402		$ 479,224	$ 487,319		$ 623,280	$1,941,780	

(1) Excludes available extension options to the extent they have not been exercised as of the date of this filing.

The following table is a roll forward of our total allowance for loan losses for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	December 31,		
	2022	2021	2020
Balance at beginning of year	$ 6,630	$ 13,213	$ 1,750
Cumulative adjustment upon adoption of ASC 326	—	—	27,803
Current period provision for loan loss	—	—	20,693
Write-offs charged against the allowance	—	(6,583)	(37,033)
Balance at end of period [1]	$ 6,630	$ 6,630	$ 13,213

(1) As of December 31, 2022, all financing receivables on non-accrual had an allowance for loan loss except for one debt investment with a carrying value of $225.4 million.

As of December 31, 2022 and 2021, all debt and preferred equity investments were performing in accordance with their respective terms, with the exception of one investment with a carrying value, net of reserves, of $6.9 million, as discussed in the Debt Investments and Preferred Equity Investments tables further below.

No other financing receivables were 90 days past due as of December 31, 2022 and December 31, 2021.

The following table sets forth the carrying value of our debt and preferred equity investment portfolio by risk rating as of December 31, 2022 and 2021 (dollars in thousands):

Risk Rating	December 31, 2022	December 31, 2021
1 - Low Risk Assets - Low probability of loss	$ 264,069	$ 644,489
2 - Watch List Assets - Higher potential for loss	352,321	437,344
3 - High Risk Assets - Loss more likely than not	6,890	6,890
	$ 623,280	$ 1,088,723

The following table sets forth the carrying value of our debt and preferred equity investment portfolio by year of origination and risk rating as of December 31, 2022 (dollars in thousands):

	As of December 31,				
Risk Rating	2022[1]	2021[1]	2020[1]	Prior[1]	Total
1 - Low Risk Assets - Low probability of loss	$ —	$ —	$ 174,985	$ 89,084	$ 264,069
2 - Watch List Assets - Higher potential for loss	—	77,109	—	275,212	352,321
3 - High Risk Assets - Loss more likely than not	—	—	—	6,890	6,890
	$ —	$ 77,109	$ 174,985	$ 371,186	$ 623,280

(1) Year in which the investment was originated or acquired by us or in which a material modification occurred.

We have determined that we have one portfolio segment of financing receivables as of December 31, 2022 and 2021 comprised of commercial real estate which is primarily recorded in debt and preferred equity investments.

Included in Other assets is an additional amount of financing receivables representing loans to joint venture partners totaling $9.0 million and $10.5 million as of December 31, 2022 and 2021, respectively. The Company recorded no provisions for loan losses related to these financing receivables for the years ended December 31, 2022 and 2021, respectively. All of these loans have a risk rating of 2 and were performing in accordance with their respective terms. One loan with a carrying value of $5.8 million was put on non-accrual in July 2020 and remains on non-accrual as of December 31, 2022. No investment income has been recognized subsequent to it being put on non-accrual.

Debt Investments

As of December 31, 2022 and 2021, we held the following debt investments with an aggregate weighted average current yield of 6.46%, as of December 31, 2022 (dollars in thousands):

Loan Type	December 31, 2022 Future Funding Obligations		December 31, 2022 Senior Financing		December 31, 2022 Carrying Value [1]		December 31, 2021 Carrying Value [1]		Maturity Date [2]
Fixed Rate Investments:									
Mezzanine Loan [3]	$	—	$	401,269	$	225,367	$	225,367	June 2023
Mezzanine Loan		—		283,293		77,109		66,873	June 2023
Mezzanine Loan [4][5]		—		105,000		13,366		13,366	June 2024
Mezzanine Loan		—		95,000		30,000		30,000	January 2025
Mezzanine Loan		—		85,000		20,000		20,000	December 2029
Mezzanine Loan		—		—		—		43,521	
Mortgage Loan		—		—		—		73,000	
Mezzanine Loan [6]		—		—		—		55,250	
Total fixed rate	$	—	$	969,562	$	365,842	$	527,377	
Floating Rate Investments:									
Mezzanine Loan	$	—	$	275,000	$	50,000	$	49,998	April 2023
Mezzanine Loan		3,761		54,000		8,243		8,050	May 2023
Mezzanine Loan		17,924		207,134		46,884		30,802	May 2023
Mezzanine Loan		—		186,084		39,083		37,511	July 2023
Mezzanine Loan [7]		—		—		—		133,735	
Mortgage and Mezzanine Loan		—		—		—		34,874	
Total floating rate	$	21,685	$	722,218	$	144,210	$	294,970	
Allowance for loan loss	$	—	$	—	$	(6,630)	$	(6,630)	
Total	$	21,685	$	1,691,780	$	503,422	$	815,717	

(1) Carrying value is net of discounts, premiums, original issue discounts and deferred origination fees.
(2) Represents contractual maturity, excluding any extension options to the extent they have not been exercised as of the date of this filing.
(3) This loan was put on non-accrual in July 2020 and remains on non-accrual as of December 31, 2022. No investment income has been recognized subsequent to it being put on non-accrual. The Company is in discussions with the borrower.
(4) Carrying value is net of a $12.0 million participation that was sold and did not meet the conditions for sale accounting, which is included in Other assets and Other liabilities on the consolidated balance sheets as a result.
(5) This loan went into default and was put on non-accrual in June 2020 and remains on non-accrual as of December 31, 2022. No investment income has been recognized subsequent to it being put on non-accrual. The Company is in discussions with the borrower. Additionally, we determined the borrower entity to be a VIE in which we are not the primary beneficiary.
(6) In September 2022, the Company successfully acquired full ownership and control of the property at 245 Park Avenue. See below table and Note 3, "Property Acquisitions."
(7) In September 2022, the Company converted its mezzanine loan position secured by the equity interest in 5 Times Square to an equity interest in a joint venture partnership with the existing equity holders. See Note 6, " Investments in Unconsolidated Joint Ventures."

Preferred Equity Investments

As of December 31, 2022 and 2021, we held the following preferred equity investments with an aggregate weighted average current yield of 6.55% as of December 31, 2022 (dollars in thousands):

Type	December 31, 2022 Future Funding Obligations	December 31, 2022 Senior Financing	December 31, 2022 Carrying Value [1]	December 31, 2021 Carrying Value [1]	Mandatory Redemption [2]
Preferred Equity	$ —	$ 250,000	$ 119,858	$ 112,234	February 2027
Preferred Equity [3]	—	—	—	160,772	
Total Preferred Equity	$ —	$ 250,000	$ 119,858	$ 273,006	
Allowance for loan loss	$ —	$ —	$ —	$ —	
Total	$ —	$ 250,000	$ 119,858	$ 273,006	

(1) Carrying value is net of deferred origination fees.
(2) Represents contractual redemption, excluding any unexercised extension options.
(3) On October 31, 2021, HNA, through an affiliated entity, filed for Chapter 11 bankruptcy protection on account of its investment in 245 Park Avenue, together with another asset in Chicago. On July 8, 2022, certain of the debtors and affiliates of SL Green entered into the Plan, pursuant to which SL Green became the stalking horse bidder for the property. Since the debtors did not receive any qualifying bids for the property and the Plan was confirmed, SL Green acquired full ownership and control of the property in September 2022, at which time our outstanding preferred equity and accrued interest balance were credited to our equity investment in the property. See Note 3, "Property Acquisitions."

6. Investments in Unconsolidated Joint Ventures

We have investments in several real estate joint ventures with various partners. As of December 31, 2022, the book value of these investments was $3.2 billion, net of investments with negative book values totaling $110.2 million for which we have an implicit commitment to fund future capital needs.

As of December 31, 2022, 800 Third Avenue and 21 East 66th Street are VIEs in which we are not the primary beneficiary. As of December 31, 2021, 800 Third Avenue, 21 East 66th Street, and certain properties within the Stonehenge Portfolio are VIEs in which we were not the primary beneficiary. Our net equity investment in these VIEs was $86.2 million as of December 31, 2022 and $85.6 million as of December 31, 2021. Our maximum loss is limited to the amount of our equity investment in these VIEs. See the "Principles of Consolidation" section of Note 2, "Significant Accounting Policies". All other investments below are voting interest entities. As we do not control the joint ventures listed below, we account for them under the equity method of accounting.

The table below provides general information on each of our joint ventures as of December 31, 2022:

Property	Partner	Ownership Interest [1]	Economic Interest [1]	Unaudited Approximate Square Feet
100 Park Avenue	Prudential Real Estate Investors	49.90%	49.90%	834,000
717 Fifth Avenue	Wharton Properties / Private Investor	10.92%	10.92%	119,500
800 Third Avenue	Private Investors	60.52%	60.52%	526,000
919 Third Avenue	New York State Teacher's Retirement System	51.00%	51.00%	1,454,000
11 West 34th Street	Private Investor / Wharton Properties	30.00%	30.00%	17,150
280 Park Avenue	Vornado Realty Trust	50.00%	50.00%	1,219,158
1552-1560 Broadway [2]	Wharton Properties	50.00%	50.00%	57,718
10 East 53rd Street	Canadian Pension Plan Investment Board	55.00%	55.00%	354,300
21 East 66th Street [3]	Private Investors	32.28%	32.28%	13,069
650 Fifth Avenue [4]	Wharton Properties	50.00%	50.00%	69,214
121 Greene Street [5]	Wharton Properties	50.00%	50.00%	7,131
11 Madison Avenue	PGIM Real Estate	60.00%	60.00%	2,314,000
One Vanderbilt Avenue	National Pension Service of Korea / Hines Interest LP	71.01%	71.01%	1,657,198
Worldwide Plaza	RXR Realty / New York REIT	24.95%	24.95%	2,048,725
1515 Broadway	Allianz Real Estate of America	56.87%	56.87%	1,750,000
2 Herald Square	Israeli Institutional Investor	51.00%	51.00%	369,000
115 Spring Street	Private Investor	51.00%	51.00%	5,218
15 Beekman [6]	A fund managed by Meritz Alternative Investment Management	20.00%	20.00%	221,884
85 Fifth Avenue	Wells Fargo	36.27%	36.27%	12,946
One Madison Avenue [7]	National Pension Service of Korea / Hines Interest LP / International Investor	25.50%	25.50%	1,048,700
220 East 42nd Street	A fund managed by Meritz Alternative Investment Management	51.00%	51.00%	1,135,000
450 Park Avenue [8]	Korean Institutional Investor / Israeli Institutional Investor	50.10%	25.10%	337,000
5 Times Square [9]	RXR Realty led investment group	31.55%	31.55%	1,131,735

(1) Ownership interest and economic interest represent the Company's interests in the joint venture as of December 31, 2022. Changes in ownership or economic interests within the current year are disclosed in the notes below.

(2) The joint venture owns a long-term leasehold interest in the retail space and certain other spaces at 1560 Broadway, which is adjacent to 1552 Broadway.

(3) We hold a 32.28% interest in three retail units and one residential unit at the property and a 16.14% interest in two residential units at the property.

(4) The joint venture owns a long-term leasehold interest in the retail space at 650 Fifth Avenue.

(5) During the fourth quarter of 2022, the Company recorded a $6.3 million charge in connection with the pending sale of this investment for a gross consideration of approximately $14.0 million, which closed in February 2023. This charge is included in Depreciable real estate reserves and impairments in the consolidated statement of operations.

(6) In 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company.

(7) In 2020, the Company admitted partners to the One Madison Avenue development project, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and the deconsolidation of our remaining 50.5% interest. We recorded our investment at fair value, which resulted in the recognition of a fair value adjustment of $187.5 million. The fair value of our investment was determined by the terms of the joint venture agreement governing the capitalization of the project. The partners have committed aggregate equity to the project totaling no less than $501.8 million and their ownership interest in the joint venture is based on their capital contributions, up to an aggregate maximum of 49.5%. As of December 31, 2022, the total of the two partners' ownership interests based on equity contributed was 40.0%. In 2021, the Company admitted an additional partner to the development project for a committed aggregate equity investment totaling no less than $259.3 million. The partner's indirect ownership interest in the joint venture is based on it's capital contributions, up to an aggregate maximum of 25.0%. The transaction did not meet sale accounting under ASC 860 and, as a result, was treated as a secured borrowing for accounting purposes and is included in Other liabilities in our consolidated balance sheets at December 31, 2022 and 2021.

(8) The 50.1% ownership interest reflected in this table is comprised of our 25.1% economic interest and a 25.0% economic interest held by a third-party. The third-party's economic interest is held within a joint venture that we consolidate and recognize in Noncontrolling interests in other partnerships on our consolidated balance sheet. An additional third-party owns the remaining 49.9% economic interest in the property.

(9) In September 2022, the Company converted its mezzanine loan position secured by the equity interest in 5 Times Square to an equity interest in a joint venture partnership with the existing equity holders. See Note 5, " Debt and Preferred Equity Investments."

Disposition of Joint Venture Interests or Properties

The following table summarizes the investments in unconsolidated joint ventures sold during the years ended December 31, 2022, 2021, and 2020:

Property	Ownership Interest Sold	Disposition Date	Gross Asset Valuation (in millions)	(Loss) Gain on Sale (in millions) [1] [2]
Stonehenge Portfolio	Various	April 2022	$ 1.0	$ —
400 East 57th Street [3]	41.00%	September 2021	133.5	(1.0)
605 West 42nd Street - Sky	20.00%	June 2021	858.1	8.9
55 West 46th Street - Tower 46	25.00%	March 2021	275.0	(15.2)
885 Third Avenue [4]	N/A	January 2021	N/A	N/A
333 East 22nd Street	33.33%	December 2020	1.6	3.0

(1) Represents the Company's share of the gain or loss
(2) For the year ended December 31, 2021, the (losses) gains on sale are net of $1.4 million of employee compensation accrued in connection with the realization of the investment dispositions. There were no amounts accrued for employee compensation in the years ended December 31, 2022 and 2020. Additionally, amounts do not include adjustments for expenses recorded in subsequent periods.
(3) In connection with our agreement to sell the property in April 2021, we recorded a charge of $5.7 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations.
(4) In January 2021, pursuant to the partnership documents, certain participating rights of the common member expired. As a result, it was determined that we are the primary beneficiary of the VIE and the investment was consolidated in our financial statements. See Note 3, "Property Acquisitions."

Joint Venture Mortgages and Other Loans Payable

We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans. The mortgage notes and other loans payable collateralized by the respective joint venture properties and assignment of leases as of December 31, 2022 and 2021, respectively, are as follows (dollars in thousands):

Property	Economic Interest [1]	Current Maturity Date	Final Maturity Date [2]	Interest Rate [3]	December 31, 2022	December 31, 2021
Fixed Rate Debt:						
717 Fifth Avenue	10.92 %	July 2022 [4]	July 2022 [4]	5.02%	$ 655,328	$ 655,328
650 Fifth Avenue	50.00 %	April 2023	April 2023	5.45%	65,000	—
21 East 66th Street	32.28 %	April 2023	April 2028	3.60%	12,000	12,000
919 Third Avenue	51.00 %	June 2023	June 2023	5.12%	500,000	500,000
220 East 42nd Street	51.00 %	June 2023	June 2025	5.75%	510,000	—
280 Park Avenue	50.00 %	September 2023	September 2024	5.81%	1,200,000	—
5 Times Square	31.55 %	September 2024	September 2026	7.00%	400,000	—
10 East 53rd Street	55.00 %	February 2025	February 2025	5.35%	220,000	—
1515 Broadway	56.87 %	March 2025	March 2025	3.93%	782,321	801,845
450 Park Avenue	25.10 %	June 2025	June 2027	6.10%	267,000	—
11 Madison Avenue	60.00 %	September 2025	September 2025	3.84%	1,400,000	1,400,000
One Madison Avenue [5]	25.50 %	November 2025	November 2026	3.94%	467,008	—
800 Third Avenue	60.52 %	February 2026	February 2026	3.48%	177,000	177,000
Worldwide Plaza	24.95 %	November 2027	November 2027	3.98%	1,200,000	1,200,000
One Vanderbilt Avenue	71.01 %	July 2031	July 2031	2.95%	3,000,000	3,000,000
650 Fifth Avenue					—	275,000
Stonehenge Portfolio					—	195,493
Total fixed rate debt					$ 10,855,657	$ 8,216,666
Floating Rate Debt:						
1552 Broadway	50.00 %	December 2022 [6]	December 2022 [6]	L+ 2.65%	$ 193,132	$ 193,132
11 West 34th Street	30.00 %	January 2023 [7]	January 2023 [7]	L+ 1.45%	23,000	23,000
650 Fifth Avenue	50.00 %	April 2023	April 2023	S+ 2.50%	210,000	—
121 Greene Street	50.00 %	May 2023	May 2023	S+ 2.10%	12,550	13,228
115 Spring Street	51.00 %	September 2023	September 2023	L+ 3.40%	65,550	65,550
2 Herald Square	51.00 %	November 2023	November 2023	S+ 2.06%	182,500	200,989
100 Park Avenue	49.90 %	December 2023	December 2025	L+ 2.25%	360,000	360,000
15 Beekman [8]	20.00 %	January 2024	July 2025	L+ 1.50%	86,738	43,566
5 Times Square	31.55 %	September 2024	September 2026	S+ 5.77%	495,924	—
21 East 66th Street	32.28 %	June 2033	June 2033	T+ 2.75%	586	632
220 East 42nd Street					—	510,000
280 Park Avenue					—	1,200,000
10 East 53rd Street					—	220,000
One Madison Avenue					—	169,629
Total floating rate debt					$ 1,629,980	$ 2,999,726
Total joint venture mortgages and other loans payable					$ 12,485,637	$ 11,216,392
Deferred financing costs, net					(136,683)	(130,516)
Total joint venture mortgages and other loans payable, net					$ 12,348,954	$ 11,085,876

(1)   Economic interest represents the Company's interests in the joint venture as of December 31, 2022. Changes in ownership or economic interests, if any, within the current year are disclosed in the notes to the investment in unconsolidated joint ventures table above.

(2)   Reflects exercise of all available options. The ability to exercise extension options may be subject to certain conditions, including meeting tests based on the operating performance of the property.

(3)   Interest rates as of December 31, 2022, taking into account interest rate hedges in effect during the period. Floating rate debt is presented with the stated spread over the 30-day LIBOR ("L"), Term SOFR ("S") or 1-year Treasury ("T").

(4)   This loan matured in July 2022. The Company is in discussions with the lender on a resolution.
(5)   The loan is a $1.25 billion construction facility with an initial term of five years with one, one year extension option. Advances under the loan are subject to costs incurred. In conjunction with the loan, we provided partial guarantees for interest and principal payments, the amounts of which are based on certain construction milestones and operating metrics.
(6)   In January 2023, the maturity date of the loan was extended by one month.
(7)   This loan matured in February 2023. The Company is in discussions with the lender on a resolution.
(8)   This loan is a $125.0 million construction facility. Advances under the loan are subject to costs incurred.

We are entitled to receive fees for providing management, leasing, construction supervision and asset management services to certain of our joint ventures. We earned $24.0 million, $19.6 million and $15.8 million from these services, net of our ownership share of the joint ventures, for the years ended December 31, 2022, 2021, and 2020, respectively. In addition, we have the ability to earn incentive fees based on the ultimate financial performance of certain of the joint venture properties.

The combined balance sheets for the unconsolidated joint ventures, as of December 31, 2022 and 2021, are as follows (in thousands):

	December 31, 2022	December 31, 2021
Assets [(1)]		
Commercial real estate property, net	$ 15,989,642	$ 14,763,874
Cash and restricted cash	709,299	768,510
Tenant and other receivables, related party receivables, and deferred rents receivable	601,552	533,455
Other assets	2,551,426	1,776,030
Total assets	$ 19,851,919	$ 17,841,869
Liabilities and equity [(1)]		
Mortgages and other loans payable, net	$ 12,348,954	$ 11,085,876
Deferred revenue/gain	1,077,901	1,158,242
Lease liabilities	1,000,356	980,595
Other liabilities	456,537	352,499
Equity	4,968,171	4,264,657
Total liabilities and equity	$ 19,851,919	$ 17,841,869
Company's investments in unconsolidated joint ventures	$ 3,190,137	$ 2,997,934

(1)   As of December 31, 2022, $547.6 million of net unamortized basis differences between the amount at which our investments are carried and our share of equity in net assets of the underlying property will be amortized through equity in net income (loss) from unconsolidated joint ventures over the remaining life of the underlying items having given rise to the differences.

The combined statements of operations for the unconsolidated joint ventures, from acquisition date through the years ended December 31, 2022, 2021, and 2020 are as follows (unaudited, in thousands):

	Year Ended December 31,		
	2022	2021	2020
Total revenues	$ 1,339,364	$ 1,228,364	$ 1,133,217
Operating expenses	240,002	203,332	180,201
Real estate taxes	252,806	225,104	220,633
Operating lease rent	26,152	22,576	24,134
Interest expense, net of interest income	431,865	342,910	325,500
Amortization of deferred financing costs	27,754	31,423	20,427
Depreciation and amortization	465,100	484,130	407,834
Total expenses	$ 1,443,679	$ 1,309,475	$ 1,178,729
Loss on early extinguishment of debt	(467)	(2,017)	(194)
Net loss before (loss) gain on sale	$ (104,782)	$ (83,128)	$ (45,706)
Company's equity in net loss from unconsolidated joint ventures	$ (57,958)	$ (55,402)	$ (25,195)

7. Deferred Costs

Deferred costs as of December 31, 2022 and 2021 consisted of the following (in thousands):

	December 31,	
	2022	**2021**
Deferred leasing costs	$ **407,188**	$ 400,419
Less: accumulated amortization	**(286,031)**	(275,924)
Deferred costs, net	$ **121,157**	$ 124,495

8. Mortgages and Other Loans Payable

The mortgages and other loans payable collateralized by the respective properties and assignment of leases or debt investments as of December 31, 2022 and 2021, respectively, were as follows (dollars in thousands):

Property	Current Maturity Date	Final Maturity Date [1]	Interest Rate [2]	December 31, 2022	December 31, 2021
Fixed Rate Debt:					
719 Seventh Avenue	September 2023	September 2023	4.70%	$ 50,000	$ —
7 Dey / 185 Broadway [3]	November 2023	November 2023	7.59%	200,000	—
420 Lexington Avenue	October 2024	October 2040	3.99%	283,064	288,660
100 Church Street	June 2025	June 2027	5.89%	370,000	—
Landmark Square	January 2027	January 2027	4.90%	100,000	100,000
485 Lexington Avenue	February 2027	February 2027	4.25%	450,000	450,000
245 Park Avenue	June 2027	June 2027	4.22%	1,712,750	—
100 Church Street				—	200,212
1080 Amsterdam				—	34,537
Total fixed rate debt				$ 3,165,814	$ 1,073,409
Floating Rate Debt:					
7 Dey / 185 Broadway [3]	November 2023	November 2023	S+ 2.85%	$ 10,148	$ —
690 Madison Avenue	July 2024	July 2025	L+ 1.50%	60,000	60,000
719 Seventh Avenue				—	50,000
609 Fifth Avenue				—	52,882
7 Dey / 185 Broadway [3]				—	198,169
Total floating rate debt				$ 70,148	$ 361,051
Total fixed rate and floating rate debt				$ 3,235,962	$ 1,434,460
Mortgages reclassed to liabilities related to assets held for sale				—	(34,537)
Total mortgages and other loans payable				$ 3,235,962	$ 1,399,923
Deferred financing costs, net of amortization				(8,399)	(5,537)
Total mortgages and other loans payable, net				$ 3,227,563	$ 1,394,386

(1) Reflects exercise of all available options. The ability to exercise extension options may be subject to certain tests based on the operating performance of the property.

(2) Interest rate as of December 31, 2022, taking into account interest rate hedges in effect during the period. Floating rate debt is presented with the stated spread over the 30-day LIBOR ("L") or Term SOFR ("S"), unless otherwise specified.

(3) This loan is a $225.0 million construction facility, with reductions in interest cost based on meeting certain conditions, and has an initial three year term with two one year extension options. Both extension options were exercised in October 2021 and 2022, respectively. Advances under the loan are subject to incurred costs and funded equity requirements..

As of December 31, 2022 and 2021, the gross book value of the properties collateralizing the mortgages and other loans payable was approximately $3.8 billion and $2.1 billion, respectively.

Federal Home Loan Bank of New York ("FHLB") Facility

As of December 31, 2020, the Company's wholly-owned subsidiary, Ticonderoga Insurance Company, or Ticonderoga, a Vermont licensed captive insurance company, was a member of the Federal Home Loan Bank of New York, or FHLBNY. As a member, Ticonderoga was able to borrow funds from the FHLBNY in the form of secured advances that bore interest at a floating rate. As a result of a Final Ruling from the Federal Housing Finance Authority, the regulator of the Federal Home Loan Bank system, all captive insurance company memberships were terminated as of February 2021. As such, all advances to Ticonderoga were repaid prior to such termination.

Master Repurchase Agreement

The Company entered into a Master Repurchase Agreement, or MRA, known as the 2017 MRA, which provided us with the ability to sell certain mortgage investments with a simultaneous agreement to repurchase the same at a certain date or on demand. In April 2018, we increased the maximum facility capacity from $300.0 million to $400.0 million. The facility bore interest on a floating rate basis at a spread to 30-day LIBOR based on the pledged collateral and advanced rate. The facility matured in June 2022 and was not extended.

9. Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, or the 2017 credit facility, and was originally entered into by the Company in November 2012, or the 2012 credit facility. As of December 31, 2022, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $200.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and November 21, 2024, respectively. The revolving credit facility has two six-month as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2022, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2022, the applicable spread over adjusted Term SOFR plus 10 basis points was 105 basis points for the revolving credit facility, 120 basis points for Term Loan A, and 125 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. As of December 31, 2022, the facility fee was 25 basis points.

As of December 31, 2022, we had $2.0 million of outstanding letters of credit, $450.0 million drawn under the revolving credit facility and $1.25 billion outstanding under the term loan facilities, with total undrawn capacity of $800.0 million under the 2021 credit facility. As of December 31, 2022 and December 31, 2021, the revolving credit facility had a carrying value of $443.2 million and $381.3 million, respectively, net of deferred financing costs. As of December 31, 2022 and December 31, 2021, the term loan facilities had a carrying value of $1.2 billion and $1.2 billion, respectively, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility.

The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

2022 Term Loan

In October 2022, we entered into a term loan agreement, referred to as the 2022 term loan. As of December 31, 2022, the 2022 term loan consisted of a $400.0 million term loan with a maturity date of October 6, 2023. The 2022 term loan has one six-month as-of-right extension option to April 6, 2024. We also have an option, subject to customary conditions, to increase the capacity of the 2022 term loan to $500.0 million on or before January 7, 2023 without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions. In January 2023, the 2022 term loan was increased by $25.0 million to $425.0 million.

As of December 31, 2022, the 2022 term loan bore interest at a spread over adjusted Term SOFR plus 10 basis points, ranging from 100 basis points to 180 basis points, in each case based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category. As of December 31, 2022, the applicable spread over adjusted Term SOFR plus 10 basis points was 140 basis points. As of December 31, 2022, the 2022 term loan had a carrying value of $398.2 million, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2022 term loan.

The 2022 term loan includes certain restrictions and covenants (see Restrictive Covenants below).

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2022 and 2021, respectively, by scheduled maturity date (dollars in thousands):

Issuance	December 31, 2022 Unpaid Principal Balance		December 31, 2022 Accreted Balance		December 31, 2021 Accreted Balance		Interest Rate [1]	Initial Term (in Years)	Maturity Date
December 17, 2015 [2]	$	100,000	$	100,000	$	100,000	4.27 %	10	December 2025
October 5, 2017 [3]		—		—		499,913	3.25 %	5	October 2022
November 15, 2012		—		—		301,002	4.50 %	10	December 2022
	$	100,000	$	100,000	$	900,915			
Deferred financing costs, net				(308)		(1,607)			
	$	100,000	$	99,692	$	899,308			

(1) Interest rate as of December 31, 2022, taking into account interest rate hedges in effect during the period.
(2) Issued by the Company and the Operating Partnership as co-obligors.
(3) Issued by the Operating Partnership with the Company as the guarantor.

Restrictive Covenants

The terms of the 2021 credit facility, 2022 term loan and certain of our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that, we will not during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2022 and 2021, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly-owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 125 basis points over the three-month LIBOR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Principal Maturities

Combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, the 2022 term loan, trust preferred securities, senior unsecured notes and our share of joint venture debt as of December 31, 2022, including as-of-right extension options, were as follows (in thousands):

	Scheduled Amortization	Principal	Revolving Credit Facility	Unsecured Term Loans	Trust Preferred Securities	Senior Unsecured Notes	Total	Joint Venture Debt
2023	$ 5,827	$ 260,148	$ —	$ —	$ —	$ —	$ 265,975	$ 1,155,465
2024	4,488	332,749	—	600,000	—	—	937,237	894,655
2025	—	370,000	—	—	—	100,000	470,000	1,466,750
2026	—	—	—	—	—	—	—	226,224
2027	—	2,262,750	450,000	1,000,000	—	—	3,712,750	299,417
Thereafter	—	—	—	50,000	100,000	—	150,000	2,130,404
	$ 10,315	$ 3,225,647	$ 450,000	$ 1,650,000	$ 100,000	$ 100,000	$ 5,535,962	$ 6,172,915

Consolidated interest expense, excluding capitalized interest, was comprised of the following (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest expense before capitalized interest	$ 166,493	$ 145,197	$ 185,934
Interest on financing leases	4,555	5,448	8,091
Interest capitalized	(82,444)	(78,365)	(75,167)
Amortization of discount on assumed debt	1,855	—	—
Interest income	(986)	(1,389)	(2,179)
Interest expense, net	$ 89,473	$ 70,891	$ 116,679

10. Related Party Transactions

Cleaning/ Security/ Messenger and Restoration Services

Alliance Building Services, or Alliance, and its affiliates, which provide services to certain properties owned by us, were previously partially owned by Gary Green, a son of Stephen L. Green, who serves as a member and as the chairman emeritus of our Board of Directors. Alliance's affiliates include First Quality Maintenance, L.P., or First Quality, Classic Security LLC, Bright Star Couriers LLC and Onyx Restoration Works, and provide cleaning, extermination, security, messenger, and restoration services, respectively. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. The Service Corporation has entered into an arrangement with Alliance whereby it will receive a profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements.

Income earned from the profit participation, which is included in Other income on the consolidated statements of operations, was $1.4 million, $1.7 million and $1.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We also recorded expenses, inclusive of capitalized expenses, of $8.6 million, $14.0 million and $13.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, for these services (excluding services provided directly to tenants).

Management Fees

S.L. Green Management Corp., a consolidated entity, receives property management fees from an entity in which Stephen L. Green owns an interest. We received management fees from this entity of $0.6 million, $0.7 million and $0.6 million for the years ended December 31, 2022, 2021, and 2020 respectively.

One Vanderbilt Avenue Investment

In December 2016, we entered into agreements with entities owned and controlled by our Chairman and CEO, Marc Holliday, and our President, Andrew Mathias, pursuant to which they agreed to make an investment in our One Vanderbilt project (inclusive of the property and Summit One Vanderbilt) at the appraised fair market value for the interests acquired. This investment entitles these entities to receive approximately 1.50% - 1.80% and 1.00% - 1.20%, respectively, of any profits realized by the Company from its One Vanderbilt project in excess of the Company's capital contributions. The entities have no right to any return of capital. Accordingly, subject to previously disclosed repurchase rights, these interests will have no value and will not entitle these entities to any amounts (other than limited distributions to cover tax liabilities incurred) unless and until the Company has received distributions from the One Vanderbilt project in excess of the Company's aggregate investment in the project. In the event that the Company does not realize a profit on its investment in the project (or would not realize a profit based on the value at the time the interests are repurchased), the entities owned and controlled by Messrs. Holliday and Mathias will lose the entire amount of their investment. The entities owned and controlled by Messrs. Holliday and Mathias paid $1.4 million and $1.0 million, respectively, which equaled the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third party appraisal that we obtained.

Messrs. Holliday and Mathias have the right to tender their interests in the project upon stabilization (50% within three years after stabilization and 100% three years or more after stabilization). In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of the Company. We also have the right to repurchase these interests on the 7-year anniversary of the stabilization of the project or upon the occurrence of certain separation events prior to the stabilization of the project relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon a tender of the interests will equal the liquidation value of the interests at the time, with the value being based on the project's sale price, if applicable, or fair market value as determined by an independent third party appraiser. In 2022, stabilization of the property (but not Summit One Vanderbilt) was achieved. Therefore, Messrs. Holiday and Mathias exercised their rights to tender 50% of their interests in the property (but not Summit One Vanderbilt) for liquidation values of $17.9 million and $11.9 million, respectively, which were paid in July 2022.

One Vanderbilt Avenue Leases

In November 2018, we entered into a lease agreement with the One Vanderbilt Avenue joint venture covering certain floors at the property. In March 2021, the lease commenced and we relocated our corporate headquarters to the leased space. For the years ended December 31, 2022 and 2021 we recorded $3.0 million and $2.4 million, respectively, of rent expense under the lease. Additionally, in June 2021, we, through a wholly-owned subsidiary, entered into a lease agreement with the One Vanderbilt Avenue joint venture for Summit One Vanderbilt, which commenced operations in October 2021. For the year ended December 31, 2022, we recorded $33.0 million of rent expense under the lease, including percentage rent, of which $22.8 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2021, we recorded $5.0 million of rent expense under the lease with no percentage rent. See Note 20, "Commitments and Contingencies."

Other

We are entitled to receive fees for providing management, leasing, construction supervision, and asset management services to certain of our joint ventures as further described in Note 6, "Investments in Unconsolidated Joint Ventures." Amounts due from joint ventures and related parties as of December 31, 2022 and 2021 consisted of the following (in thousands):

	December 31,			
	2022		**2021**	
Due from joint ventures	$	**26,812**	$	28,204
Other		**540**		1,204
Related party receivables	$	**27,352**	$	29,408

11. Noncontrolling Interests on the Company's Consolidated Financial Statements

Noncontrolling interests represent the common and preferred units of limited partnership interest in the Operating Partnership not held by the Company as well as third party equity interests in our other consolidated subsidiaries. Noncontrolling interests in the Operating Partnership are shown in the mezzanine equity while the noncontrolling interests in our other consolidated subsidiaries are shown in the equity section of the Company's consolidated financial statements.

Common Units of Limited Partnership Interest in the Operating Partnership

As of December 31, 2022 and 2021, the noncontrolling interest unit holders owned 5.39%, or 3,670,343 units, and 5.57%, or 3,781,565 units, of the Operating Partnership, respectively. As of December 31, 2022, 3,670,343 shares of our common stock were reserved for issuance upon the redemption of units of limited partnership interest of the Operating Partnership.

Noncontrolling interests in the Operating Partnership is recorded at the greater of its cost basis or fair market value based on the closing stock price of our common stock at the end of the reporting period.

Below is a summary of the activity relating to the noncontrolling interests in the Operating Partnership for twelve months ended December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		**2021**	
Balance at beginning of period	$	**344,252**	$	358,262
Distributions		**(16,272)**		(15,749)
Issuance of common units		**22,855**		18,678
Redemption and conversion of common units		**(40,901)**		(53,289)
Net (loss) income		**(5,794)**		25,457
Accumulated other comprehensive income allocation		**5,827**		1,042
Fair value adjustment		**(39,974)**		9,851
Balance at end of period	$	**269,993**	$	344,252

Preferred Units of Limited Partnership Interest in the Operating Partnership

Below is a summary of the preferred units of limited partnership interest in the Operating Partnership as of December 31, 2022:

Issuance	Stated Distribution Rate	Number of Units Authorized	Number of Units Issued	Number of Units Outstanding	Annual Dividend Per Unit[1]	Liquidation Preference Per Unit[2]	Conversion Price Per Unit[3]	Date of Issuance
Series A [4]	3.50 %	109,161	109,161	109,161	$ 35.0000	$ 1,000.00	$ —	August 2015
Series F	7.00 %	60	60	60	70.0000	1,000.00	29.12	January 2007
Series K	3.50 %	700,000	563,954	341,677	0.8750	25.00	134.67	August 2014
Series L	4.00 %	500,000	378,634	372,634	1.0000	25.00	—	August 2014
Series P	4.00 %	200,000	200,000	200,000	1.0000	25.00	—	July 2015
Series Q	3.50 %	268,000	268,000	268,000	0.8750	25.00	148.95	July 2015
Series R	3.50 %	400,000	400,000	400,000	0.8750	25.00	154.89	August 2015
Series S	4.00 %	1,077,280	1,077,280	1,077,280	1.0000	25.00	—	August 2015
Series V	3.50 %	40,000	40,000	40,000	0.8750	25.00	—	May 2019
Series W [5]	(6)	1	1	1	(6)	(6)	(6)	January 2020

(1)   Dividends are cumulative, subject to certain provisions.
(2)   Units are redeemable at any time at par for cash at the option of the unit holder unless otherwise specified.
(3)   If applicable, units are convertible into a number of common units of limited partnership interest in the Operating Partnership equal to (i) the liquidation preference plus accumulated and unpaid distributions on the conversion date divided by (ii) the amount shown in the table.
(4)   Issued through a consolidated subsidiary. The units are convertible on a one-for-one basis, into the Series B Preferred Units of limited partnership interest, or the Subsidiary Series B Preferred Units. The Subsidiary Series B Preferred Units can be converted at any time, at the option of the unitholder, into a number of common stock equal to 6.71348 shares of common stock for each Subsidiary Series B Preferred Unit. As of December 31, 2022, no Subsidiary Series B Preferred Units have been issued.
(5)   The Series W preferred unit was issued in January 2020 in exchange for the then-outstanding Series O preferred unit. The holder of the Series W preferred unit is entitled to quarterly dividends in an amount calculated as (i) 1,350 multiplied by (ii) the current distribution per common unit of limited partnership in SL Green Operating Partnership. The holder has the right to require the Operating Partnership to repurchase the Series W unit for cash, or convert the Series W unit for Class B units, in each case at a price that is determined based on the closing price of the Company's common stock at the time such right is exercised. The unit's liquidation preference is the fair market value of the unit plus accrued distributions at the time of a liquidation event.

Below is a summary of the activity relating to the preferred units in the Operating Partnership for the twelve months ended December 31, 2022 and 2021 (in thousands):

	December 31,	
	2022	2021
Balance at beginning of period	$ 196,075	$ 202,169
Issuance of preferred units	—	—
Redemption of preferred units	(17,967)	(6,040)
Dividends paid on preferred units	(6,198)	(6,760)
Accrued dividends on preferred units	6,033	6,706
Balance at end of period	$ 177,943	$ 196,075

12. Stockholders' Equity of the Company

Common Stock

Our authorized capital stock consists of 260,000,000 shares, $0.01 par value per share, consisting of 160,000,000 shares of common stock, $0.01 par value per share, 75,000,000 shares of excess stock, at $0.01 par value per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2022, 64,380,082 shares of common stock and no shares of excess stock were issued and outstanding.

Share Repurchase Program

In August 2016, our Board of Directors approved a $1.0 billion share repurchase program under which we can buy shares of our common stock. The Board of Directors has since authorized five separate $500.0 million increases to the size of the share repurchase program in the fourth quarter of 2017, second quarter of 2018, fourth quarter of 2018, fourth quarter of 2019, and fourth quarter of 2020 bringing the total program size to $3.5 billion.

As of December 31, 2022, share repurchases executed under the program, excluding the redemption of OP units, were as follows:

Period	Shares repurchased	Average price paid per share	Cumulative number of shares repurchased as part of the repurchase plan or programs
Year ended 2017	7,865,206	$107.81	7,865,206
Year ended 2018	9,187,480	$102.06	17,052,686
Year ended 2019	4,333,260	$88.69	21,385,946
Year ended 2020	8,276,032	$64.30	29,661,978
Year ended 2021	4,474,649	$75.44	34,136,627
Year ended 2022	1,971,092	$76.69	36,107,719

Perpetual Preferred Stock

We have 9,200,000 shares of our 6.50% Series I Cumulative Redeemable Preferred Stock, or the Series I Preferred Stock, outstanding with a mandatory liquidation preference of $25.00 per share. The Series I Preferred stockholders receive annual dividends of $1.625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. We are entitled to redeem the Series I Preferred Stock at any time, in whole or from time to time in part, at par for cash. In August 2012, we received $221.9 million in net proceeds from the issuance of the Series I Preferred Stock, which were recorded net of underwriters' discount and issuance costs, and contributed the net proceeds to the Operating Partnership in exchange for 9,200,000 units of 6.50% Series I Cumulative Redeemable Preferred Units of limited partnership interest, or the Series I Preferred Units.

Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

In February 2021, the Company filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRSPP, which automatically became effective upon filing. The Company registered 3,500,000 shares of our common stock under the DRSPP. The DRSPP commenced on September 24, 2001.

The following table summarizes SL Green common stock issued, and proceeds received from dividend reinvestments and/or stock purchases under the DRSPP for the years ended December 31, 2022, 2021, and 2020, respectively (dollars in thousands):

	Year Ended December 31,		
	2022	2021	2020
Shares of common stock issued	10,839	10,387	16,181
Dividend reinvestments/stock purchases under the DRSPP	$ 525	$ 738	$ 1,006

Earnings per Share

We use the two-class method of computing earnings per share ("EPS"), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

SL Green's earnings per share for the years ended December 31, 2022, 2021, and 2020 are computed as follows (in thousands):

		Year Ended December 31,	
Numerator	**2022**	**2021**	**2020**
Basic Earnings:			
(Loss) income attributable to SL Green common stockholders	$ (93,024)	$ 434,804	$ 356,105
Less: distributed earnings allocated to participating securities	(2,219)	(2,398)	(1,685)
Less: undistributed earnings allocated to participating securities	—	(192)	(137)
Net (loss) income attributable to SL Green common stockholders (numerator for basic earnings per share)	$ (95,243)	$ 432,214	$ 354,283
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares	—	2,039	1,685
Add back: undistributed earnings allocated to participating securities	—	192	137
Add back: Effect of dilutive securities (redemption of units to common shares)	(5,794)	25,457	20,016
(Loss) income attributable to SL Green common stockholders (numerator for diluted earnings per share)	$ (101,037)	$ 459,902	$ 376,121

		Year Ended December 31,	
Denominator	**2022**	**2021**	**2020**
Basic Shares:			
Weighted average common stock outstanding	63,917	65,740	70,397
Effect of Dilutive Securities:			
Operating Partnership units redeemable for common shares	4,012	3,987	4,096
Stock-based compensation plans	—	705	441
Contingently issuable shares	—	337	144
Diluted weighted average common stock outstanding	67,929	70,769	75,078

The Company has excluded 1,682,236 common stock equivalents from the calculation of diluted shares outstanding for the year ended December 31, 2022. The Company has excluded 948,017 and 1,676,825 of common stock equivalents from the calculation of diluted shares outstanding for the years ended December 31, 2021 and 2020, respectively.

13. Partners' Capital of the Operating Partnership

The Company is the sole managing general partner of the Operating Partnership and as of December 31, 2022 owned 64,380,082 general and limited partnership interests in the Operating Partnership and 9,200,000 Series I Preferred Units. Partnership interests in the Operating Partnership are denominated as "common units of limited partnership interest" (also referred to as "OP Units") or "preferred units of limited partnership interest" (also referred to as "Preferred Units"). All references to OP Units and Preferred Units outstanding exclude such units held by the Company. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the issuance of OP Units to particular holders that may restrict such right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit in exchange for the cash equal to the then value of a share of common stock of the Company, except that the Company may, at its election, in lieu of cash redemption, acquire such OP Unit for one share of common stock. Because the number of shares of common stock outstanding at all times equals the number of OP Units that the Company owns, one share of common stock is generally the economic equivalent of one OP Unit, and the quarterly distribution that may be paid to the holder of an OP Unit equals the quarterly dividend that may be paid to the holder of a share of common stock. Each series of Preferred Units makes a distribution that is set in accordance with an amendment to the partnership agreement of the Operating Partnership. Preferred Units may also be convertible into OP Units at the election of the holder thereof or the Company, subject to the terms of such Preferred Units.

Net income (loss) allocated to the preferred unitholders and common unitholders reflects their pro rata share of net income (loss) and distributions.

Limited Partner Units

As of December 31, 2022, limited partners other than SL Green owned 3,670,343 common units of the Operating Partnership.

Preferred Units

Preferred units not owned by SL Green are further described in Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements - Preferred Units of Limited Partnership Interest in the Operating Partnership."

Earnings per Unit

The Operating Partnership's earnings per unit for the years ended December 31, 2022, 2021, and 2020 respectively are computed as follows (in thousands):

		Year Ended December 31,				
Numerator		**2022**		**2021**		**2020**
Basic Earnings:						
Net (loss) income attributable to SLGOP common unitholders (numerator for diluted earnings per unit)	$	**(98,818)**	$	460,261	$	376,121
Less: distributed earnings allocated to participating securities		**(2,219)**		(2,398)		(1,685)
Less: undistributed earnings allocated to participating securities		**—**		(192)		(137)
Net (loss) income attributable to SLGOP common unitholders (numerator for basic earnings per unit)	$	**(101,037)**	$	457,671	$	374,299
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares		**—**		2,590		1,822
(Loss) income attributable to SLGOP common unitholders	$	**(101,037)**	$	460,261	$	376,121

	Year Ended December 31,		
Denominator	**2022**	**2021**	**2020**
Basic units:			
Weighted average common units outstanding	**67,929**	69,667	74,493
Effect of Dilutive Securities:			
Stock-based compensation plans	**—**	765	441
Contingently issuable units	**—**	337	144
Diluted weighted average common units outstanding	**67,929**	70,769	75,078

The Operating Partnership has excluded 1,682,236 common unit equivalents from the diluted units outstanding for the years ended December 31, 2022. The Operating Partnership has excluded 948,017 and 1,676,825 common unit equivalents from the diluted units outstanding for the years ended December 31, 2021 and 2020, respectively.

14. Share-based Compensation

We have share-based employee and director compensation plans. Our employees are compensated through the Operating Partnership. Under each plan, whenever the Company issues common or preferred stock, the Operating Partnership issues an equivalent number of units of limited partnership interest of a corresponding class to the Company.

The Fifth Amended and Restated 2005 Stock Option and Incentive Plan, or the 2005 Plan, was approved by the Company's Board of Directors in April 2022 and its stockholders in June 2022 at the Company's annual meeting of stockholders. The 2005 Plan authorizes the issuance of stock options, stock appreciation rights, unrestricted and restricted stock, phantom shares, dividend equivalent rights, cash-based awards and other equity-based awards. Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 32,210,000 fungible units may be granted under the 2005 Plan. Currently, different types of awards count against the limit on the number of fungible units differently, with (1) full-value awards (i.e., those that deliver the full value of the award upon vesting, such as restricted stock) counting as 2.59 Fungible Units per share subject to such awards, (2) stock options, stock appreciation rights and other awards that do not deliver full value and expire five years from the date of grant counting as 0.84 fungible units per share subject to such awards, and (3) all other awards (e.g., 10-year stock options) counting as 1.0 fungible units per share subject to such awards. Awards granted under the 2005 Plan prior to the approval of the fifth amendment and restatement in June 2022 continue to count against the fungible unit limit based on the ratios that were in effect at the time such awards were granted, which may be different than the current ratios. As a result, depending on the types of awards issued, the 2005 Plan may result in the issuance of more or less than 32,210,000 shares. If a stock option or other award granted under the 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Shares of our common stock distributed under the 2005 Plan may be treasury shares or authorized but unissued shares. Currently, unless the 2005 Plan has been previously terminated by the Company's Board of Directors, new awards may be granted under the 2005 Plan until June 1, 2032, which is the tenth anniversary of the date that the 2005 Plan was most recently approved by the Company's stockholders. As of December 31, 2022, 6.3 million fungible units were available for issuance under the 2005 Plan after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units.

Stock Options and Class O LTIP Units

Options are granted with an exercise price at the fair market value of the Company's common stock on the date of grant and, subject to employment, generally expire five years or ten years from the date of grant, are not transferable other than on death, and generally vest in one year to five years commencing one year from the date of grant. We have also granted Class O LTIP Units, which are a class of LTIP Units in the Operating Partnership structured to provide economics similar to those of stock options. Class O LTIP Units, once vested, may be converted, at the election of the holder, into a number of common units of the Operating Partnership per Class O LTIP Unit determined by the increase in value of a share of the Company's common stock at the time of conversion over a participation threshold, which equals the fair market value of a share of the Company's common stock at the time of grant. Class O LTIP Units are entitled to distributions, subject to vesting, equal per unit to 10% of the per unit distributions paid with respect to the common units of the Operating Partnership.

The fair value of each stock option or LTIP Unit granted is estimated on the date of grant using the Black-Scholes option pricing model based on historical information. There were no options granted during the years ended December 31, 2022, 2021, and 2020.

A summary of the status of the Company's stock options as of December 31, 2022, 2021, and 2020 and changes during the years ended December 31, 2022, 2021, and 2020 are as follows:

	2022		2021		2020	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	**394,089**	**$ 100.56**	761,686	$ 105.76	977,745	$ 108.57
Exercised	**—**	**—**	(11,314)	72.30	—	—
Lapsed or canceled	**(80,609)**	**112.14**	(356,283)	112.56	(216,059)	118.49
Balance at end of year	**313,480**	**$ 97.59**	394,089	$ 100.56	761,686	$ 105.76
Options exercisable at end of year	**313,480**	**$ 97.59**	394,089	$ 100.56	760,743	$ 105.76

The remaining weighted average contractual life of the options outstanding was 1.9 years and the remaining average contractual life of the options exercisable was 1.9 years.

During the years ended December 31, 2022, 2021, and 2020, we recognized no compensation expense related to options. As of December 31, 2022, there was no unrecognized compensation cost related to unvested stock options.

Restricted Shares

Shares are granted to certain employees, including our executives, and vesting occurs upon the completion of a service period or our meeting established financial performance criteria. Vesting occurs at rates ranging from 15% to 35% once performance criteria are reached.

A summary of the Company's restricted stock as of December 31, 2022, 2021, and 2020 and changes during the years ended December 31, 2022, 2021, and 2020 are as follows:

	2022	2021	2020
Balance at beginning of year	3,459,363	3,337,545	3,362,456
Granted	314,995	141,515	8,693
Canceled	(16,184)	(19,697)	(33,604)
Balance at end of year	3,758,174	3,459,363	3,337,545
Vested during the year	118,255	122,759	125,064
Compensation expense recorded	$ 10,133,905	$ 8,497,054	$ 10,895,459
Total fair value of restricted stock granted during the year	$ 16,804,931	$ 9,214,531	$ 734,315

The fair value of restricted stock that vested during the years ended December 31, 2022, 2021, and 2020 was $9.7 million, $11.3 million and $12.5 million, respectively. As of December 31, 2022, there was $12.5 million of total unrecognized compensation cost related to restricted stock, which is expected to be recognized over a weighted average period of 2.0 years.

We granted LTIP Units, which include bonus, time-based and performance-based awards, with a fair value of $45.0 million and $55.0 million during the years ended December 31, 2022 and 2021, respectively. The grant date fair value of the LTIP Unit awards was calculated in accordance with ASC 718. A third-party consultant determined that the fair value of the LTIP Units has a discount to our common stock price. The discount was calculated by considering the inherent uncertainty that the LTIP Units will reach parity with other common partnership units and the illiquidity due to transfer restrictions. As of December 31, 2022, there was $45.7 million of total unrecognized compensation expense related to the time-based and performance-based awards, which is expected to be recognized over a weighted average period of 1.6 years.

During the years ended December 31, 2022, 2021, and 2020, we recorded compensation expense related to bonus, time-based and performance-based awards of $43.5 million, $41.9 million, and $29.4 million, respectively.

For the years ended December 31, 2022, 2021, and 2020, $1.8 million, $2.1 million, and $2.2 million, respectively, was capitalized to assets associated with compensation expense related to our long-term compensation plans, restricted stock and stock options.

Deferred Compensation Plan for Directors

Under our Non-Employee Director's Deferral Program, which commenced July 2004, the Company's non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees, meeting fees and annual stock grant. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The program provides that a director's phantom stock units generally will be settled in an equal number of shares of common stock upon the earlier of (i) the January 1 coincident with or the next following such director's termination of service from the Board of Directors or (ii) a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the first business day of the respective quarter. Each participating non-employee director is also credited with dividend equivalents or phantom stock units based on the dividend rate for each quarter, which are either paid in cash currently or credited to the director's account as additional phantom stock units.

During the year ended December 31, 2022, 27,436 phantom stock units and 9,571 shares of common stock were issued to our Board of Directors. We recorded compensation expense of $2.7 million during the year ended December 31, 2022 related to the Deferred Compensation Plan. As of December 31, 2022, there were 192,638 phantom stock units outstanding pursuant to our Non-Employee Director's Deferral Program.

Employee Stock Purchase Plan

In 2007, the Company's Board of Directors adopted the 2008 Employee Stock Purchase Plan, or ESPP, to provide equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and has been adopted by the board to enable our eligible employees to purchase the Company's shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. The Company filed a registration statement on Form S-8 with the SEC with respect to the ESPP. The common stock is offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP was approved by our stockholders at our 2008 annual meeting of stockholders. As of December 31, 2022, 191,845 shares of our common stock had been issued under the ESPP.

15. Accumulated Other Comprehensive Income (Loss)

The following tables set forth the changes in accumulated other comprehensive (loss) income by component as of December 31, 2022, 2021 and 2020 (in thousands):

	Net unrealized gain (loss) on derivative instruments [1]	SL Green's share of joint venture net unrealized gain (loss) on derivative instruments [2]	Net unrealized gain (loss) on marketable securities	Total
Balance at December 31, 2019	$ (22,780)	$ (7,982)	$ 2,277	$ (28,485)
Other comprehensive loss before reclassifications	(48,532)	(7,573)	(1,256)	(57,361)
Amounts reclassified from accumulated other comprehensive loss	13,897	4,702	—	18,599
Balance at December 31, 2020	(57,415)	(10,853)	1,021	(67,247)
Other comprehensive income (loss) before reclassifications	14,908	(18,015)	96	(3,011)
Amounts reclassified from accumulated other comprehensive loss	16,626	6,874	—	23,500
Balance at December 31, 2021	(25,881)	(21,994)	1,117	(46,758)
Other comprehensive income (loss) before reclassifications	78,300	23,405	(1,359)	100,346
Amounts reclassified from accumulated other comprehensive income	(4,619)	635	—	(3,984)
Balance at December 31, 2022	$ 47,800	$ 2,046	$ (242)	$ 49,604

(1) Amount reclassified from accumulated other comprehensive income (loss) is included in interest expense in the respective consolidated statements of operations. As of December 31, 2022 and 2021, the deferred net gains from these terminated hedges, which is included in accumulated other comprehensive income (loss) relating to net unrealized gain (loss) on derivative instruments, was ($0.5 million) and ($0.6 million), respectively.

(2) Amount reclassified from accumulated other comprehensive income (loss) is included in equity in net loss from unconsolidated joint ventures in the respective consolidated statements of operations.

16. Fair Value Measurements

We are required to disclose fair value information with regard to certain of our financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practical to estimate fair value. The FASB guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. We measure and/or disclose the estimated fair value of certain financial assets and liabilities based on a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels: Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date; Level 2 - inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 - unobservable inputs for the asset or liability that are used when little or no market data is available. We follow this hierarchy for our assets and liabilities measured at fair value on a recurring and nonrecurring basis. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of the particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following tables set forth the assets and liabilities that we measure at fair value on a recurring and non-recurring basis by their levels in the fair value hierarchy as of December 31, 2022 and 2021 (in thousands):

| | December 31, 2022 | | | |
	Total	Level 1	Level 2	Level 3
Assets:				
Marketable securities available-for-sale	$ 11,240	$ —	$ 11,240	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 57,660	$ —	$ 57,660	$ —
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 10,142	$ —	$ 10,142	$ —

| | December 31, 2021 | | | |
	Total	Level 1	Level 2	Level 3
Assets:				
Marketable securities available-for-sale	$ 24,146	$ —	$ 24,146	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 1,896	$ —	$ 1,896	$ —
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 29,912	$ —	$ 29,912	$ —

We evaluate real estate investments and debt and preferred equity investments, including intangibles, for potential impairment primarily utilizing cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. All of which are classified as Level 3 inputs.

In September 2022, the Company recorded at fair value the assets acquired and liabilities assumed at 245 Park Avenue. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts, all of which are classified as Level 3 inputs.

In September 2021, the Company was the successful bidder at the foreclosure of 690 Madison Avenue, at which time the company, at which time the Company's outstanding principal and accrued interest balance were credited to our equity investment in the property as it previously served as collateral for a debt and preferred equity investment. We recorded the assets acquired and liabilities assumed at fair value. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. All of which are classified as Level 3 inputs.

In July 2021, the Company sold a 49% interest in its 220 East 42nd Street investment, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and the deconsolidation of the 51.0% interest we retained. We recorded our investment at fair value which resulted in the recognition of a fair value adjustment of $206.8 million during the year ended December 31, 2021. The fair value of our investment was determined by the terms of the joint venture agreement.

In January 2021, pursuant to the partnership documents of our 885 Third Ave investments, certain participating rights of the common member expired. As a result, it was determined that this investment is a VIE in which we are the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. All of which are classified as Level 3 inputs.

Marketable securities classified as Level 1 are derived from quoted prices in active markets. The valuation technique used to measure the fair value of marketable securities classified as Level 2 were valued based on quoted market prices or model driven valuations using the significant inputs derived from or corroborated by observable market data. We do not intend to sell these securities and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases.

The fair value of derivative instruments is based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well-recognized financial principles and reasonable estimates about relevant future market conditions, which are classified as Level 2 inputs.

The financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, debt and preferred equity investments, mortgages and other loans payable and other secured and unsecured debt. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses reported in our consolidated balance sheets approximates fair value due to the short-term nature of these instruments. The fair value of debt and preferred equity investments, which is classified as Level 3, is estimated by discounting the future cash flows using current interest rates at which similar loans with the same maturities would be made to borrowers with similar credit ratings. The fair value of borrowings, which is classified as Level 3, is estimated by discounting the contractual cash flows of each debt instrument to their present value using adjusted market interest rates, which is provided by a third-party specialist.

The following table provides the carrying value and fair value of these financial instruments as of December 31, 2022 and December 31, 2021 (in thousands):

| | December 31, 2022 | | December 31, 2021 | |
	Carrying Value [1]	Fair Value	Carrying Value [1]	Fair Value
Debt and preferred equity investments	$ 623,280	[2]	$ 1,088,723	[2]
Fixed rate debt	$ 5,015,814	$ 4,784,691	$ 3,274,324	$ 3,336,463
Variable rate debt	520,148	519,669	801,051	800,672
Total debt	$ 5,535,962	$ 5,304,360	$ 4,075,375	$ 4,137,135

(1) Amounts exclude net deferred financing costs.
(2) As of December 31, 2022, debt and preferred equity investments had an estimated fair value ranging between $0.6 billion and $0.6 billion. As of December 31, 2021, debt and preferred equity investments had an estimated fair value ranging between $1.0 billion and $1.1 billion.

Disclosures regarding fair value of financial instruments was based on pertinent information available to us as of December 31, 2022 and 2021. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

17. Financial Instruments: Derivatives and Hedging

In the normal course of business, we use a variety of commonly used derivative instruments, such as interest rate swaps, caps, collars and floors, to manage, or hedge interest rate risk. We hedge our exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedge asset, liability, or firm commitment through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Reported net income and equity may increase or decrease prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows. Currently, all of our designated derivative instruments are effective hedging instruments.

 The following table summarizes the notional value at inception and fair value of our consolidated derivative financial instruments as of December 31, 2022 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Balance Sheet Location	Fair Value
Interest Rate Swap	$ 100,000	0.212 %	January 2021	January 2023	Other Assets	$ 333
Interest Rate Swap	400,000	0.184 %	January 2022	February 2023	Other Assets	1,453
Interest Rate Swap	50,000	0.633 %	February 2022	February 2023	Other Assets	158
Interest Rate Cap	370,000	3.250 %	December 2022	June 2023	Other Assets	2,471
Interest Rate Cap	370,000	3.250 %	December 2022	June 2023	Other Liabilities	(2,465)
Interest Rate Swap	100,000	1.163 %	November 2021	July 2023	Other Assets	2,133
Interest Rate Swap	200,000	1.133 %	November 2021	July 2023	Other Assets	4,300
Interest Rate Cap	600,000	4.080 %	September 2022	September 2023	Other Liabilities	(3,341)
Interest Rate Cap	50,000	3.500 %	October 2022	September 2023	Other Assets	505
Interest Rate Swap	200,000	4.739 %	November 2022	November 2023	Other Assets	104
Interest Rate Cap	196,717	3.500 %	November 2022	November 2023	Other Assets	2,232
Interest Rate Cap	196,717	3.500 %	November 2022	November 2023	Other Liabilities	(2,225)
Interest Rate Swap	150,000	2.700 %	December 2021	January 2024	Other Assets	3,249
Interest Rate Swap	200,000	4.590 %	November 2022	January 2024	Other Assets	593
Interest Rate Swap	200,000	4.511 %	November 2022	January 2024	Other Assets	750
Interest Rate Swap	150,000	2.721 %	December 2021	January 2026	Other Assets	5,848
Interest Rate Swap	200,000	2.762 %	December 2021	January 2026	Other Assets	7,601
Interest Rate Swap	100,000	3.003 %	February 2023	February 2027	Other Assets	3,264
Interest Rate Swap	100,000	2.833 %	February 2023	February 2027	Other Assets	3,888
Interest Rate Swap	50,000	2.563 %	February 2023	February 2027	Other Assets	2,441
Interest Rate Swap	200,000	2.691 %	February 2023	February 2027	Other Assets	8,823
Interest Rate Swap	300,000	2.966 %	July 2023	May 2027	Other Assets	7,514
Interest Rate Swap	370,000	3.888 %	November 2022	June 2027	Other Liabilities	(1,900)
Interest Rate Swap	100,000	3.756 %	January 2023	January 2028	Other Liabilities	(211)
						$ 47,518

During the year ended December 31, 2022, we recorded a loss of $1.7 million based on the changes in the fair value of interest rate caps we sold, which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. No interest rate caps were sold during the years ended December 31, 2021 and 2020. During the years ended December 31, 2022, 2021, and 2020, we recorded losses of $0.3 million, $0.0 million, and $0.1 million, respectively, on the changes in the fair value, which is included in interest expense in the consolidated statements of operations.

The Company frequently has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. As of December 31, 2022, the fair value of derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $10.5 million. As of December 31, 2022, the Company was not required to post any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $10.9 million as of December 31, 2022.

Gains and losses on terminated hedges are included in accumulated other comprehensive income (loss), and are recognized into earnings over the term of the related mortgage obligation. Over time, the realized and unrealized gains and losses held in accumulated other comprehensive income (loss) will be reclassified into earnings as an adjustment to interest expense in the same periods in which the hedged interest payments affect earnings. We estimate that ($35.9 million) of the current balance held in accumulated other comprehensive income (loss) will be reclassified in interest expense and ($11.6

million) of the portion related to our share of joint venture accumulated other comprehensive income (loss) will be reclassified into equity in net loss from unconsolidated joint ventures within the next 12 months.

The following table presents the effect of our derivative financial instruments and our share of our joint ventures' derivative financial instruments that are designated and qualify as hedging instruments on the consolidated statements of operations for the years ended December 31, 2022, 2021, and 2020, respectively (in thousands):

Derivative	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) Year Ended December 31,			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income Year Ended December 31,		
	2022	2021	2020		2022	2021	2020
Interest Rate Swaps/Caps	$ 83,162	$ 15,643	$ (51,244)	Interest expense	$ 4,989	$ (17,602)	$ (14,569)
Share of unconsolidated joint ventures' derivative instruments	24,783	(19,400)	(7,977)	Equity in net loss from unconsolidated joint ventures	(673)	(7,582)	(4,911)
	$ 107,945	$ (3,757)	$ (59,221)		$ 4,316	$ (25,184)	$ (19,480)

The following table summarizes the notional value at inception and fair value of our joint ventures' derivative financial instruments as of December 31, 2022 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Classification	Fair Value
Interest Rate Cap	$ 23,000	4.750 %	January 2021	January 2023		$ —
Interest Rate Cap	220,000	4.000 %	February 2022	February 2023		93
Interest Rate Cap	510,000	3.000 %	December 2021	June 2023		4,220
Interest Rate Cap	267,000	4.000 %	July 2022	August 2023		1,289
Interest Rate Cap	400,000	3.500 %	September 2022	September 2023		3,839
Interest Rate Cap	1,075,000	4.080 %	September 2022	September 2023		6,004
Interest Rate Cap	125,000	4.080 %	September 2022	September 2023		698
Interest Rate Cap	118,670	0.490 %	February 2022	May 2024		22,669
Interest Rate Cap	118,670	0.490 %	February 2022	May 2024		22,652
Interest Rate Swap	177,000	1.669 %	December 2022	February 2026		12,576
						$ 74,040

18. Lease Income

The Operating Partnership is the lessor and the sublessor to tenants under operating and sales-type leases. The minimum rental amounts due under the leases are generally subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs.

Future minimum rents to be received over the next five years and thereafter for operating leases in effect at December 31, 2022 are as follows (in thousands):

2023	$	596,648
2024		569,125
2025		543,287
2026		486,771
2027		415,123
Thereafter		1,718,650
	$	4,329,604

The components of lease income from operating leases in effect at December 31, 2022 and 2021 were as follows (in thousands):

	Twelve Months Ended December 31,			
		2022		**2021**
Fixed lease payments	$	**594,541**	$	600,474
Variable lease payments		**82,676**		73,542
Total lease payments(1)	$	**677,217**	$	674,016
Amortization of acquired above and below-market leases		**(5,717)**		4,160
Total rental revenue	$	**671,500**	$	678,176

(1) Amounts include $222.1 million and $229.2 million of sublease income for the years ended December 31, 2022 and 2021, respectively.

The table below summarizes our investment in sales-type leases as of December 31, 2022:

Property	Year of Current Expiration	Year of Final Expiration [1]
15 Beekman [2]	2089	2089

(1) Reflects exercise of all available renewal options.
(2) In August 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company for the building at 15 Beekman. See Note 6, "Investments in Unconsolidated Joint Ventures."

Future minimum lease payments to be received over the next five years and thereafter for our sales-type leases with initial terms in excess of one year as of December 31, 2022 are as follows (in thousands):

		Sales-type leases
2023	$	3,133
2024		3,180
2025		3,228
2026		3,276
2027		3,325
Thereafter		200,169
Total minimum lease payments	$	216,311
Amount representing interest		(111,988)
Investment in sales-type leases [1]	$	104,323

(1) This amount is included in Other assets in our consolidated balance sheets.

The components of lease income from sales-type leases during the years ended December 31, 2022 and 2021 were as follows (in thousands):

	Twelve Months Ended December 31,			
	2022		**2021**	
Interest income [1]	$	**4,389**	$	4,422

(1)   These amounts are included in Other income in our consolidated statements of operations.

19. Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. We participate in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 27, 2020, September 28, 2021 and September 28, 2022, the actuary certified that for the plan years beginning July 1, 2020, July 1, 2021 and July 1, 2022, the Pension Plan was in critical or endangered status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2022. As of the date of this report, information was not yet available for the Pension Plan year ended June 30, 2022. For the Pension Plan years ended June 30, 2021 and 2020, the plan received contributions from employers totaling $290.1 million and $291.3 million, respectively. Our contributions to the Pension Plan represent less than 5.0% of total contributions to the plan.

The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union. The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. As of the date of this report, information was not yet available for the Health Plan year ended June 30, 2022. For the Health Plan years ended, June 30, 2021 and 2020, the plan received contributions from employers totaling $1.5 billion and $1.6 billion, respectively. Our contributions to the Health Plan represent less than 5.0% of total contributions to the plan.

Contributions we made to the multi-employer plans for the years ended December 31, 2022, 2021 and 2020 are included in the table below (in thousands):

Benefit Plan	2022		2021		2020	
Pension Plan	$	**1,952**	$	1,994	$	2,480
Health Plan		**6,386**		6,333		7,688
Other plans		**807**		849		929
Total plan contributions	$	**9,145**	$	9,176	$	11,097

401(K) Plan

In August 1997, we implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of ours, and any designated affiliate. The 401(K) Plan permits eligible employees to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2003, we amended our 401(K) Plan to provide for discretionary matching contributions only. For 2022, 2021 and 2020, a matching contribution equal to 100% of the first 4% of annual compensation was made. For the years ended December 31, 2022, 2021 and 2020, we made matching contributions of $1.5 million, $1.5 million, and $1.7 million, respectively.

20. Commitments and Contingencies

Legal Proceedings

As of December 31, 2022, the Company and the Operating Partnership were not involved in any material litigation nor, to management's knowledge, was any material litigation threatened against us or our portfolio which if adversely determined could have a material adverse impact on us.

Environmental Matters

Our management believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of our properties were sold.

Employment Agreements

We have entered into employment agreements with certain executives, which expire between July 2023 and January 2025. The minimum cash-based compensation, including base salary and guaranteed bonus payments, associated with these employment agreements total $3.4 million for 2023.

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR"), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company, or Belmont, provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Belmont had loss reserves of $3.1 million and $2.9 million as of December 31, 2022 and 2021, respectively. Ticonderoga had no loss reserves as of December 31, 2022 and 2021.

Lease Arrangements

We are a tenant under leases for certain properties, including ground leases. These leases have expirations from 2033 to 2119, or 2043 to 2119 as fully extended. Certain leases offer extension options which we assess against relevant economic factors to determine whether we are reasonably certain of exercising or not exercising the option. Lease payments associated with renewal periods that we are reasonably certain will be exercised, if any, are included in the measurement of the corresponding lease liability and right of use asset.

Certain of our leases are subject to rent resets, generally based on a percentage of the then fair market value, a fixed amount, or a percentage of the preceding rent at specified future dates. Rent resets will be recognized in the periods in which they are incurred. Additionally, certain of our leases are subject to percentage rent arrangements based on thresholds established in the lease agreement, such as percentage of sales at the property. Percentage rents will be recognized in the periods in which they are incurred.

The table below summarizes our current lease arrangements as of December 31, 2022:

Property [1]	Year of Current Expiration	Year of Final Expiration [2]
711 Third Avenue [3]	2033	2083
1185 Avenue of the Americas	2043	2043
SL Green Headquarters at One Vanderbilt [4]	2043	2048
625 Madison Avenue	2043	2054
420 Lexington Avenue	2050	2080
Summit One Vanderbilt	2058	2070
15 Beekman [5][6]	2119	2119

(1) All leases are classified as operating leases unless otherwise specified.
(2) Reflects exercise of all available extension options.
(3) The Company owns 50% of the fee interest.
(4) In March 2021, the Company commenced its lease for its corporate headquarters at One Vanderbilt. See note 10, "Related Party Transactions."
(5) The Company has an option to purchase the ground lease for a fixed price on a specific date. The lease is classified as a financing lease.
(6) In August 2020, the Company entered into a long-term sublease with an unconsolidated joint venture as part of the capitalization of the 15 Beekman development project. See Note 6, "Investments in Unconsolidated Joint Ventures."

The following is a schedule of future minimum lease payments as evaluated in accordance with ASC 842 for our financing leases and operating leases with initial terms in excess of one year as of December 31, 2022 (in thousands):

	Financing leases	Operating leases
2023	$ 3,133	$ 52,220
2024	3,180	58,068
2025	3,228	58,207
2026	3,276	58,347
2027	3,325	58,358
Thereafter	200,169	1,334,570
Total minimum lease payments	$ 216,311	$ 1,619,770
Amount representing interest	(112,093)	—
Amount discounted using incremental borrowing rate	—	(724,670)
Total lease liabilities excluding liabilities related to assets held for sale	$ 104,218	$ 895,100
Total lease liabilities	$ 104,218	$ 895,100

The following table provides lease cost information for the Company's operating leases for the twelve months ended December 31, 2022 and 2021 (in thousands):

	Twelve Months Ended December 31,	
Operating Lease Costs	**2022**	**2021**
Operating lease costs before capitalized operating lease costs	$ 33,773	$ 30,270
Operating lease costs capitalized	(6,830)	(3,716)
Operating lease costs, net [1]	$ 26,943	$ 26,554

(1) This amount is included in Operating lease rent in our consolidated statements of operations.

The following table provides lease cost information for the Company's financing leases for the twelve months ended December 31, 2022 and 2021 (in thousands):

	Twelve Months Ended December 31,	
Financing Lease Costs	**2022**	**2021**
Interest on financing leases before capitalized interest	$ 4,555	$ 5,448
Interest on financing leases capitalized	—	—
Interest on financing leases, net [1]	4,555	5,448
Amortization of right-of-use assets [2]	22,112	660
Financing lease costs, net	$ 26,667	$ 6,108

(1)   These amounts are included in Interest expense, net of interest income in our consolidated statements of operations.
(2)   These amounts are included in Depreciation and amortization in our consolidated statements of operations.

As of December 31, 2022, the weighted-average discount rate used to calculate the lease liabilities was 4.51%. As of December 31, 2022, the weighted-average remaining lease term was 28 years, inclusive of purchase options expected to be exercised.

21. Segment Information

The Company has two reportable segments, real estate and debt and preferred equity investments. We evaluate real estate performance and allocate resources based on earnings contributions.

The primary sources of revenue are generated from tenant rents, escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, insurance, real estate taxes and, at certain properties, ground rent expense. See Note 5, "Debt and Preferred Equity Investments," for additional details on our debt and preferred equity investments.

Selected consolidated results of operations for the years ended December 31, 2022, 2021, and 2020, and selected asset information as of December 31, 2022 and 2021, regarding our operating segments are as follows (in thousands):

	Real Estate Segment	Debt and Preferred Equity Segment	Total Company
Total revenues			
Years ended:			
December 31, 2022	$ 745,626	$ 81,113	$ 826,739
December 31, 2021	763,651	80,340	843,991
December 31, 2020	932,581	120,163	1,052,744
Net (loss) income			
Years ended:			
December 31, 2022	$ (132,283)	$ 55,980	$ (76,303)
December 31, 2021	412,393	68,239	480,632
December 31, 2020	354,353	60,405	414,758
Total assets			
As of:			
December 31, 2022	$ 11,727,418	$ 628,376	$ 12,355,794
December 31, 2021	9,974,140	1,092,489	11,066,629

Interest costs for the debt and preferred equity segment include any actual costs incurred for borrowings on the 2017 MRA and the FHLB Facility. Interest is imputed on the investments that do not collateralize the 2017 MRA and the FHLB Facility using our weighted average corporate borrowing cost. We also allocate loan loss reserves, net of recoveries, and transaction related costs to the debt and preferred equity segment. We do not allocate marketing, general and administrative expenses to the debt and preferred equity segment because that segment does not have dedicated personnel and the use of personnel and resources is dependent on transaction volume between the two segments, which varies between periods. In addition, we base performance on the individual segments prior to allocating marketing, general and administrative expenses. For the years ended, December 31, 2022, 2021, and 2020 marketing, general and administrative expenses totaled $93.8 million, $94.9 million, and $91.8 million respectively. All other expenses, except interest, relate entirely to the real estate assets.

There were no transactions between the above two segments.

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2022
(in thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition (1)		Column E Gross Amount at Which Carried at Close of Period			Column F	Column G	Column H	Column I
Description (2)	Encumbrances	Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements (3)	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
420 Lexington Ave	$ 283,064	$ —	$ 333,499	$ —	$ 225,456	$ —	$ 558,955	$ 558,955	$ 205,225	1927	3/1998	Various
711 Third Avenue	—	19,844	115,769	—	71,773	19,844	187,542	207,386	81,265	1955	5/1998	Various
555 W. 57th Street	—	18,846	140,946	—	4,499	18,846	145,445	164,291	91,729	1971	1/1999	Various
461 Fifth Avenue	—	—	88,276	28,873	9,068	28,873	97,344	126,217	41,304	1988	10/2003	Various
750 Third Avenue	—	51,093	251,523	—	52,043	51,093	303,566	354,659	110,402	1958	7/2004	Various
625 Madison Avenue	—	—	291,319	—	146,707	—	438,026	438,026	150,321	1956	10/2004	Various
485 Lexington Avenue	450,000	78,282	452,631	—	(20,977)	78,282	431,654	509,936	189,131	1956	12/2004	Various
810 Seventh Avenue	—	114,077	550,819	—	5,483	114,077	556,302	670,379	232,822	1970	1/2007	Various
1185 Avenue of the Americas	—	—	791,106	—	131,034	—	922,140	922,140	375,907	1969	1/2007	Various
1350 Avenue of the Americas	—	90,941	431,517	—	8,487	90,941	440,004	530,945	182,958	1966	1/2007	Various
1-6 Landmark Square (4)	100,000	27,852	161,343	(6,939)	(27,266)	20,913	134,077	154,990	41,964	1973-1984	1/2007	Various
7 Landmark Square (4)	—	1,721	8,417	(1,337)	(6,240)	384	2,177	2,561	606	2007	1/2007	Various
100 Church Street	370,000	34,994	183,932	—	10,100	34,994	194,032	229,026	71,515	1959	1/2010	Various
125 Park Avenue	—	120,900	270,598	—	19,946	120,900	290,544	411,444	120,545	1923	10/2010	Various
19 East 65th Street	—	8,603	2,074	—	1,888	8,603	3,962	12,565	4	1929	01/2012	Various
304 Park Avenue	—	54,489	90,643	—	7,425	54,489	98,068	152,557	29,685	1930	6/2012	Various
760 Madison Avenue (5)	—	284,286	8,314	(2,450)	107,078	281,836	115,392	397,228	4,991	1996/2012	7/2014	Various
719 Seventh Avenue (6)	50,000	41,180	46,232	—	(4,724)	41,180	41,508	82,688	4,388	1927	7/2014	Various
110 Greene Street	—	45,120	228,393	—	4,166	45,120	232,559	277,679	49,982	1910	7/2015	Various
7 Dey / 185 Broadway (7)	210,148	45,540	27,865	—	204,968	45,540	232,833	278,373	2,658	1921	8/2015	Various
885 Third Avenue (8)	—	138,444	244,040	(138,444)	(136,174)	—	107,866	107,866	6,664	1986	07/2020	Various
690 Madison	60,000	13,820	51,732	—	28	13,820	51,760	65,580	2,044	1879	09/2021	Various
245 Park Avenue	1,712,750	505,458	1,394,584	—	14,597	505,458	1,409,181	1,914,639	20,877	1966	09/2022	Various
Other (9)	—	1,734	16,224	—	610,711	1,734	626,935	628,669	22,567			
Total	$ 3,235,962	$1,697,226	$ 6,181,796	$(120,297)	$ 1,440,076	$1,576,927	$ 7,621,872	$ 9,198,799	$ 2,039,554			

(1) Includes depreciable real estate reserves and impairments recorded subsequent to acquisition.
(2) All properties located in New York, New York unless otherwise noted.
(3) Includes right of use lease assets.
(4) Property located in Connecticut.
(5) Includes amounts attributable to the property at 762 Madison Avenue, which is part of this development project.
(6) We own a 75.0% interest in this property.
(7) Properties at 5-7 Dey Street, 183 Broadway, and 185 Broadway were demolished in preparation of the development site for the 7 Dey / 185 Broadway project.
(8) In December 2022, the Company sold 414,317 square feet of office leasehold condominium units at the property. The Company retained the remaining 218,796 square feet of the building.
(9) Other includes tenant improvements of eEmerge, capitalized interest and corporate improvements.

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2022
(in thousands)

The changes in real estate for the years ended December 31, 2022, 2021 and 2020 are as follows (in thousands):

	2022	2021	2020
Balance at beginning of year	$ 7,650,907	$ 7,355,079	$ 8,784,567
Property acquisitions	1,900,042	124,103	178,635
Improvements	335,413	296,876	481,327
Retirements/disposals/deconsolidation	(687,563)	(125,151)	(2,089,450)
Balance at end of year	$ 9,198,799	$ 7,650,907	$ 7,355,079

The aggregate cost of land, buildings and improvements, before depreciation, for Federal income tax purposes as of December 31, 2022 was $6.4 billion (unaudited).

The changes in accumulated depreciation, exclusive of amounts relating to equipment, autos, and furniture and fixtures, for the years ended December 31, 2022, 2021 and 2020 are as follows (in thousands):

	2022	2021	2020
Balance at beginning of year	$ 1,896,199	$ 1,956,077	$ 2,060,560
Depreciation for year	175,465	174,219	270,843
Retirements/disposals/deconsolidation	(32,110)	(234,097)	(375,326)
Balance at end of year	$ 2,039,554	$ 1,896,199	$ 1,956,077

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Joint Venture Consolidation Assessment

Description of the Matter	The Company accounted for certain investments in real estate joint ventures under the equity method of accounting and consolidated certain other investments in real estate joint ventures. At December 31, 2022, the Company's investments in unconsolidated joint ventures was $3.2 billion and noncontrolling interests in consolidated other partnerships was $61.9 million. As discussed in Note 2 to the consolidated financial statements, for each joint venture, the Company evaluated the rights provided to each party in the venture to assess the consolidation of the venture.
How We Addressed the Matter in Our Audit	Auditing management's joint venture consolidation analyses was complex and highly judgmental due to the subjectivity in assessing which activities most significantly impact a joint venture's economic performance based on the purpose and design of the entity over the duration of its expected life and assessing which party has rights to direct those activities. We tested the Company's controls over the assessment of joint venture consolidation. For example, we tested controls over management's review of the consolidation analyses for newly formed ventures as well as controls over management's identification of reconsideration events which could trigger modified consolidation conclusions for existing ventures.
	To test the Company's consolidation assessment for real estate joint ventures, our procedures included, among others, reviewing new and amended joint venture agreements and discussing with management the nature of the rights conveyed to the Company through the joint venture agreements as well as the business purpose of the joint venture transactions. We reviewed management's assessment of the activities that would most significantly impact the joint venture's economic performance and evaluated whether the joint venture agreements provided participating or protective rights to the Company. We also evaluated transactions with the joint ventures for events which would require a reconsideration of previous consolidation conclusions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1997.

New York, New York

February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SL Green Realty Corp.

Opinion on Internal Control Over Financial Reporting

We have audited SL Green Realty Corp.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SL Green Realty Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SL Green Operating Partnership, L.P. (the Operating Partnership) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, capital and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Operating Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Joint Venture Consolidation Assessment

Description of the Matter	The Operating Partnership accounted for certain investments in real estate joint ventures under the equity method of accounting and consolidated certain other investments in real estate joint ventures. At December 31, 2022, the Operating Partnership's investments in unconsolidated joint ventures was $3.2 billion and noncontrolling interests in consolidated other partnerships was $61.9 million. As discussed in Note 2 to the consolidated financial statements, for each joint venture, the Operating Partnership evaluated the rights provided to each party in the venture to assess the consolidation of the venture.
How We Addressed the Matter in Our Audit	Auditing management's joint venture consolidation analyses was complex and highly judgmental due to the subjectivity in assessing which activities most significantly impact a joint venture's economic performance based on the purpose and design of the entity over the duration of its expected life and assessing which party has rights to direct those activities. We tested the Operating Partnership's controls over the assessment of joint venture consolidation. For example, we tested controls over management's review of the consolidation analyses for newly formed ventures as well as controls over management's identification of reconsideration events which could trigger modified consolidation conclusions for existing ventures.
	To test the Operating Partnership's consolidation assessment for real estate joint ventures, our procedures included, among others, reviewing new and amended joint venture agreements and discussing with management the nature of the rights conveyed to the Operating Partnership through the joint venture agreements as well as the business purpose of the joint venture transactions. We reviewed management's assessment of the activities that would most significantly impact the joint venture's economic performance and evaluated whether the joint venture agreements provided participating or protective rights to the Operating Partnership. We also evaluated transactions with the joint ventures for events which would require a reconsideration of previous consolidation conclusions.

/s/ Ernst & Young LLP

We have served as the Operating Partnership's auditor since 2010.

New York, New York

February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P.

Opinion on Internal Control Over Financial Reporting

We have audited SL Green Operating Partnership, L.P.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SL Green Operating Partnership, L.P. (the Operating Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Operating Partnership and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Operating Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Operating Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

February 16, 2023

CONTROLS AND PROCEDURES

SL GREEN REALTY CORP.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Also, the Company has investments in certain unconsolidated entities. As the Company does not control these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those the Company maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Company concluded that its internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company's internal control over financial reporting during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

SL GREEN OPERATING PARTNERSHIP, L.P.

Evaluation of Disclosure Controls and Procedures

The Operating Partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Operating Partnership's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Operating Partnership to disclose material information otherwise required to be set forth in the Operating Partnership's periodic reports. Also, the Operating Partnership has investments in certain unconsolidated entities. As the Operating Partnership does not control these entities, the Operating Partnership's disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner concluded that the Operating Partnership's disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Operating Partnership that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15 (f) and 15d-15 (f). Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, the Operating Partnership conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Operating Partnership concluded that its internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Operating Partnership's internal control over financial reporting during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

MARKET FOR REGISTRANTS' COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SL GREEN REALTY CORP.

Our common stock trades on the New York Stock Exchange, or the NYSE, under the symbol "SLG." On February 15, 2023, the reported closing sale price per share of common stock on the NYSE was $40.14 and there were 475 holders of record of our common stock.

SL GREEN OPERATING PARTNERSHIP, L.P.

As of December 31, 2022, there were 3,670,343 units of limited partnership interest of the Operating Partnership outstanding and held by persons other than the Company, which received distributions per unit of the same amount and in the same manner as dividends per share were distributed to common stockholders.

There is no established public trading market for the common units of the Operating Partnership. On February 15, 2023, there were 54 holders of record and 68,563,622 common units outstanding, 64,365,509 of which were held by SL Green.

In order for SL Green to maintain its qualification as a REIT, it must make annual distributions to its stockholders of at least 90% of its taxable income (not including net capital gains). SL Green has adopted a policy of paying regular dividends on its common stock, and the Operating Partnership has adopted a policy of paying regular distributions to its common units in the same amount as dividends paid by SL Green. Cash distributions have been paid on the common stock of SL Green and the common units of the Operating Partnership since the initial public offering of SL Green. Distributions are declared at the discretion of the Board of Directors of SL Green and depend on actual and anticipated cash from operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors SL Green's Board of Directors may consider relevant.

Each time SL Green issues shares of stock (other than in exchange for common units of limited partnership interest of the Operating Partnership, or OP Units, when such OP Units are presented for redemption), it contributes the proceeds of such issuance to the Operating Partnership in return for an equivalent number of units of limited partnership interest with rights and preferences analogous to the shares issued.

ISSUER PURCHASES OF EQUITY SECURITIES

In August 2016, our Board of Directors approved a share repurchase program under which we could buy up to$1.0 billion of shares of our common stock. The Board of Directors has since authorized five separate $500.0 million increases to the size of the share repurchase program in the fourth quarter of 2017, second quarter of 2018, fourth quarter of 2018, fourth quarter of 2019, and fourth quarter of 2020 bringing the total program size to $3.5 billion.

As of December 31, 2022, share repurchases, excluding the redemption of OP Units, executed under the program were as follows:

Period	Shares repurchased	Average price paid per share	Cumulative number of shares repurchased as part of the repurchase plan or programs
Year ended 2017	7,865,206	$107.81	7,865,206
Year ended 2018	9,187,480	$102.06	17,052,686
Year ended 2019	4,333,260	$88.69	21,385,946
Year ended 2020	8,276,032	$64.30	29,661,978
Year ended 2021	4,474,649	$75.44	34,136,627
Year ended 2022	1,971,092	$76.69	36,107,719

SALE OF UNREGISTERED AND REGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

During the years ended December 31, 2022 and 2021, we did not issue any shares of our common stock to holders of units of limited partnership interest in the Operating Partnership upon the redemption of such units pursuant to the partnership agreement of the Operating Partnership. During the year ended December 31, 2020, we issued 95,094 shares of our common stock to holders of units of limited partnership interest in the Operating Partnership upon the redemption of such units pursuant to the partnership agreement of the Operating Partnership. The issuance of such shares was exempt from registration under the Securities Act, pursuant to the exemption contemplated by Section 4(a)(2) thereof for transactions not involving a public offering. The units were exchanged for an equal number of shares of our common stock.

The following table summarizes information, as of December 31, 2022, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	4,031,855 (2)	$ 97.59 (3)	6,570,148 (4)
Equity compensation plans not approved by security holders	—	—	—
Total	4,031,855	$ 97.59	6,570,148

(1) Includes our Fifth Amended and Restated 2005 Stock Option and Incentive Plan, Amended 1997 Stock Option and Incentive Plan, as amended, and 2008 Employee Stock Purchase Plan.
(2) Includes (i) 313,480 shares of common stock issuable upon the exercise of outstanding options (313,480 of which are vested and exercisable), (ii) 192,638 phantom stock units that may be settled in shares of common stock (192,638 of which are vested), (iii) 2,705,720 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock (1,419,640 of which are vested).
(3) Because there is no exercise price associated with restricted stock units, phantom stock units or LTIP units, these awards are not included in the weighted-average exercise price calculation.
(4) Balance is after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units. The number of securities remaining available consists of shares remaining available for issuance under our 2008 Employee Stock Purchase Plan and Fifth Amended and Restated 2005 Stock Option and Incentive Plan.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Funds From Operations (FFO) and Normalized FFO Reconciliations

Below are reconciliations of net income attributable to our stockholders to FFO per share and Normalized FFO per share attributable to our stockholders and unit holders for the year ended December 31, 2022 (amounts in thousands, except per share data).

Funds From Operations (FFO) and Normalized FFO Reconciliation:	Twelve Months Ended December 31, 2022
Net loss attributable to SL Green common stockholders	$ (93,024)
Add:	
Depreciation and amortization	215,306
Joint venture depreciation and noncontrolling interest adjustments	252,893
Net income attributable to noncontrolling interests	(4,672)
Less:	
Loss on sale of real estate, net	(84,485)
Equity in net loss on sale of interest in unconsolidated joint venture/real estate	(131)
Depreciable real estate reserves	(6,313)
Depreciation on non-rental real estate assets	2,605
FFO attributable to SL Green common stockholders and unit holders	**$ 458,827**
Add:	
SLG share of unconsolidated JV loss on early extinguishment of debt	325
Purchase price and other fair value adjustments	8,135
Normalized FFO attributable to SL Green common stockholders and unit holders	**$ 467,287**
Basic ownership interest:	
Weighted average REIT common share and common share equivalents	63,917
Weighted average partnership units held by noncontrolling interests	4,012
Basic weighted average shares and units outstanding	**67,929**
Diluted ownership interest:	
Weighted average REIT common share and common share equivalents	65,041
Weighted average partnership units held by noncontrolling interests	4,012
Diluted weighted average shares and units outstanding	**69,053**
FFO per share:	
Basic	$ 6.71
Diluted	$ 6.64
Normalized FFO per share:	
Basic	$ 6.88
Diluted	$ 6.76

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL GREEN REALTY CORP.

By: /s/ Matthew J. DiLiberto

            Matthew J. DiLiberto

Dated: February 16, 2023   *Chief Financial Officer*

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp. hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Realty Corp. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Marc Holliday Marc Holliday	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 16, 2023
/s/ Andrew W. Mathias Andrew W. Mathias	President and Director	February 16, 2023
/s/ Matthew J. DiLiberto Matthew J. DiLiberto	Chief Financial Officer (Principal Financial and Accounting Officer)	February 16, 2023
/s/ Stephen L. Green Stephen L. Green	Director	February 16, 2023
/s/ John H. Alschuler Jr. John H. Alschuler, Jr.	Director	February 16, 2023
/s/ Edwin T. Burton, III Edwin T. Burton, III	Director	February 16, 2023
/s/ John S. Levy John S. Levy	Director	February 16, 2023
/s/ Craig M. Hatkoff Craig M. Hatkoff	Director	February 16, 2023
/s/ Betsy S. Atkins Betsy S. Atkins	Director	February 16, 2023
/s/ Lauren B. Dillard Lauren B. Dillard	Director	February 16, 2023
/s/ Carol Brown Carol Brown	Director	February 16, 2023

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	SL GREEN OPERATING PARTNERSHIP, L.P.	
	By:	SL Green Realty Corp.
		/s/ Matthew J. DiLiberto
Dated: February 16, 2023	By:	Matthew J. DiLiberto *Chief Financial Officer*

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp., the sole general partner of SL Green Operating Partnership, L.P., hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Operating Partnership, L.P. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Marc Holliday ——————————— Marc Holliday	Chairman of the Board of Directors and Chief Executive Officer of SL Green, the sole general partner of the Operating Partnership (Principal Executive Officer)	February 16, 2023
/s/ Andrew W. Mathias ——————————— Andrew W. Mathias	President and Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ Matthew J. DiLiberto ——————————— Matthew J. DiLiberto	Chief Financial Officer of SL Green, the sole general partner of the Operating Partnership (Principal Financial and Accounting Officer)	February 16, 2023
/s/ Stephen L. Green ——————————— Stephen L. Green	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ John H. Alschuler, Jr. ——————————— John H. Alschuler, Jr.	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ Edwin T. Burton, III ——————————— Edwin T. Burton, III	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ John S. Levy ——————————— John S. Levy	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ Craig M. Hatkoff ——————————— Craig M. Hatkoff	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ Betsy S. Atkins ——————————— Betsy S. Atkins	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ Lauren B. Dillard ——————————— Lauren B. Dillard	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023
/s/ Carol Brown ——————————— Carol Brown	Director of SL Green, the sole general partner of the Operating Partnership	February 16, 2023

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(i)   Registration Statement (Form S-3 Nos. 333-70111, 333-30394, 333-62434, 333-126058, 333-253652 and 333-261729) of SL Green Realty Corp. and the related Prospectuses;

(ii)   Registration Statement (Form S-8 Nos. 333-127014, 333-143721, 333-189362, 333-212108 and 333-265707) pertaining to the Stock Option and Incentive Plans of SL Green Realty Corp., and

(iii)   Registration Statement (Form S-8 No. 333-148973) pertaining to the 2008 Employee Stock Purchase Plan of SL Green Realty Corp.,

of our reports dated February 16, 2023, with respect to the consolidated financial statements of SL Green Realty Corp. and the effectiveness of internal control over financial reporting of SL Green Realty Corp., included in this Annual Report (Form 10-K) of SL Green Realty Corp for the year ended December 31, 2022.

/s/ Ernst & Young LLP

New York, New York

February 16, 2023

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-261729) of SL Green Operating Partnership, L.P. and in the related Prospectus of our reports dated February 16, 2023, with respect to the consolidated financial statements of SL Green Operating Partnership, L.P., and the effectiveness of internal control over financial reporting of SL Green Operating Partnership, L.P., included in this Annual Report (Form 10-K) for the year ended December 31, 2022.

/s/ Ernst & Young LLP

New York, New York

February 16, 2023

Exhibit 31.1

CERTIFICATION

I, Marc Holliday, certify that:

1.   I have reviewed this annual report on Form 10-K of SL Green Realty Corp. (the "registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

_____

/s/ Marc Holliday

Name: Marc Holliday

Title: Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Matthew J. DiLiberto, certify that:

1. I have reviewed this annual report on Form 10-K of SL Green Realty Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

/s/ Matthew J. DiLiberto

Name: Matthew J. DiLiberto
Title: Chief Financial Officer

Exhibit 31.3

CERTIFICATION

I, Marc Holliday, certify that:

1. I have reviewed this annual report on Form 10-K of SL Green Operating Partnership, L.P. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

/s/ Marc Holliday

Name:	Marc Holliday
Title:	Chairman and Chief Executive Officer of SL Green Realty Corp., the general partner of the registrant

Exhibit 31.4

CERTIFICATION

I, Matthew J. DiLiberto, certify that:

1.　　I have reviewed this annual report on Form 10-K of SL Green Operating Partnership, L.P. (the "registrant");

2.　　Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.　　Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.　　The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

　　(a)　　Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

　　(b)　　Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

　　(c)　　Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

　　(d)　　Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.　　The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

　　(a)　　All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

　　(b)　　Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

　　　　/s/ Matthew J. DiLiberto
Name:　　Matthew J. DiLiberto
Title:　　Chief Financial Officer
　　　　of SL Green Realty Corp., the
　　　　general partner of the registrant

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SL Green Realty Corp. (the "Company") on Form 10-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc Holliday, Chairman and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

             /s/ Marc Holliday
_____

Name: Marc Holliday

Title: Chairman and Chief Executive Officer

February 16, 2023

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SL Green Realty Corp. (the "Company") on Form 10-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew J. DiLiberto, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Matthew J. DiLiberto
_____

Name: Matthew J. DiLiberto
Title: Chief Financial Officer

February 16, 2023

Exhibit 32.3

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SL Green Operating Partnership, L.P. (the "Operating Partnership") on Form 10-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc Holliday, Chairman and Chief Executive Officer of SL Green Realty Corp, the sole general partner of the Operating Partnership, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership.

	/s/ Marc Holliday
Name:	Marc Holliday
Title:	Chairman and Chief Executive Officer
	of SL Green Realty Corp., the
	general partner of the Operating Partnership

February 16, 2023

Exhibit 32.4

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SL Green Operating Partnership, L.P. (the "Operating Partnership") on Form 10-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew J. DiLiberto, Chief Financial Officer of SL Green Realty Corp, the sole general partner of the Operating Partnership, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership.

/s/ Matthew J. DiLiberto

Name:	Matthew J. DiLiberto
Title:	Chief Financial Officer
	of SL Green Realty Corp., the
	general partner of the Operating Partnership

February 16, 2023

Corporate Directory

BOARD OF DIRECTORS

Marc Holliday
Chairman & Chief Executive Officer

Andrew W. Mathias
President

Stephen L. Green
Chairman Emeritus

John H. Alschuler
Executive Chairman
Therme Group US

Edwin T. Burton, III
Professor of Economics,
University of Virginia

John S. Levy
Private Investor

Craig M. Hatkoff
Co-founder, Tribeca Film Festival;
Chairman, Turtle Pond Publications, LLC

Betsy Atkins
CEO & Founder, Baja Corporation

Lauren B. Dillard
Senior Managing Director,
Chief Financial Officer of
Vista Equity Partners

Carol N. Brown
Professor of Real Estate Law,
University of Richmond School of Law

TOTAL RETURN TO SHAREHOLDERS


$250
200
150
100
50
DEC '17
'18
'19
'20
'21
'22

SL GREEN REALTY CORP. — S&P 500 — NASDAQ INDEX --- DOW JONES INDUSTRIALS INDEX --- MSCI U.S. REIT INDEX
SOURCE: BLOOMBERG

EXECUTIVE OFFICERS

Marc Holliday
Chairman & Chief Executive Officer

Andrew W. Mathias
President

Matthew J. DiLiberto
Chief Financial Officer

Andrew S. Levine
Chief Legal Officer,
General Counsel

COUNSEL

Skadden, Arps, Slate,
Meagher & Flom LLP
New York, NY

AUDITORS

Ernst & Young LLP
New York, NY

REGISTRAR & TRANSFER AGENT

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
866-230-9138
www.computershare.com/investor

STOCK LISTING

NYSE Symbol:
SLG, SLG PrI

INVESTOR RELATIONS

One Vanderbilt Avenue
New York, NY 10017
investor.relations@slgreen.com

www.slgreen.com

ANNUAL MEETING

Monday, June 5, 2023
10:00 a.m. ET at
One Vanderbilt Avenue
New York, NY

EXECUTIVE OFFICES

One Vanderbilt Avenue
New York, NY 10017
212-594-2700
www.slgreen.com

A copy of our Form 10-K as filed with the Securities and Exchange Commission is available on our website and may also be obtained free of charge by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations.

Designed by OTTO Brand Lab, ottobrandlab.com | Map by Bryan Christie | Retouching, color management and printing by dcc, dccnyc.com

SL GREEN REALTY CORP.

One Vanderbilt Avenue
New York, NY 10017

212-594-2700

www.slgreen.com